      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 9, 1997

                                                   REGISTRATION NO. 333-
                                                   REGISTRATION NO. 333-     -01
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

               STIFEL FINANCIAL CORP.                            STIFEL FINANCIAL CAPITAL TRUST
   (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS        (EXACT NAME OF CO-REGISTRANT AS SPECIFIED IN ITS
                       CHARTER)                                             CHARTER)

                      DELAWARE                                              DELAWARE
  (STATE OR OTHER JURISDICTION OF INCORPORATION OR      (STATE OR OTHER JURISDICTION OF INCORPORATION OR
                    ORGANIZATION)                                        ORGANIZATION)

                     43-1273600                                            43-6769015
        (I.R.S. EMPLOYER IDENTIFICATION NO.)                  (I.R.S. EMPLOYER IDENTIFICATION NO.)

                            ------------------------

                               500 NORTH BROADWAY
                              ST. LOUIS, MO 63102
                                 (314) 342-2000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            CHARLES R. HARTMAN, ESQ.
                          VICE PRESIDENT AND SECRETARY
                             STIFEL FINANCIAL CORP.
                               500 NORTH BROADWAY
                              ST. LOUIS, MO 63102
                                 (314) 342-2000
                              FAX: (314) 342-2097
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

                           JAMES L. NOUSS, JR., ESQ.
                                 BRYAN CAVE LLP
                         211 NORTH BROADWAY, SUITE 3600
                              ST. LOUIS, MO 63102
                                 (314) 259-2000
                              FAX: (314) 259-2020
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                                        PROPOSED        PROPOSED
                                                                        MAXIMUM         MAXIMUM
              TITLE OF EACH CLASS OF                  AMOUNT TO BE   OFFERING PRICE    AGGREGATE         AMOUNT OF
            SECURITIES TO BE REGISTERED              REGISTERED(1)      PER UNIT     OFFERING PRICE  REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Preferred Securities of Stifel Financial Capital
  Trust(1).........................................    2,875,000         $10.00       $28,750,000         $8,713
----------------------------------------------------------------------------------------------------------------------
Subordinated Debentures of Stifel Financial
  Corp.(2).........................................       (2)              --              --               --
----------------------------------------------------------------------------------------------------------------------
Guarantee of Stifel Financial Corp., with respect
  to Preferred Securities(3).......................       (3)              --              --               --
======================================================================================================================

(1) Includes 375,000 Preferred Securities which may be sold by Stifel Financial Capital Trust to cover over-allotments.
(2) The Subordinated Debentures will be purchased by Stifel Financial Capital Trust with the proceeds of the sale of the Preferred Securities. Such securities may later be distributed for no additional consideration to the holders of the Preferred Securities of Stifel Financial Capital Trust upon its dissolution and the distribution of its assets.
(3) This Registration Statement is deemed to cover the Subordinated Debentures of Stifel Financial Corp., the rights of holders of Subordinated Debentures of Stifel Financial Corp. under the Indenture, and the rights of holders of the Preferred Securities under the Trust Agreement, the Guarantee and the Expense Agreement entered into by Stifel Financial Corp. No separate consideration will be received for the Guarantee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   SUBJECT TO COMPLETION, DATED JUNE 9, 1997

PROSPECTUS

                         2,500,000 PREFERRED SECURITIES
                         STIFEL FINANCIAL CAPITAL TRUST
                       % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY
                      ------------------------------------

                             STIFEL FINANCIAL CORP.
                 $25,000,000       % SUBORDINATED DEBENTURES OF
                      ------------------------------------

                             STIFEL FINANCIAL CORP.

     The      % Cumulative Trust Preferred Securities (the "Preferred
Securities") offered hereby represent preferred undivided beneficial interests in the assets of Stifel Financial Capital Trust, a statutory business trust created under the laws of the State of Delaware ("Stifel Capital"). Stifel Financial Corp., a Delaware corporation ("Stifel Financial" or the "Company"), will own all the common securities (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") representing undivided beneficial interests in the assets of Stifel Capital.
                                                        (continued on next page)

     An application will be made to have the Preferred Securities approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance, under the symbol "SFPr."
                      ------------------------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                      ------------------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                                  UNDERWRITING
                                           PRICE TO               DISCOUNT AND             PROCEEDS TO
                                            PUBLIC               COMMISSIONS(1)        STIFEL CAPITAL(2)(3)
-------------------------------------------------------------------------------------------------------------
Per Preferred Security...........           $10.00                    (2)                       $
-------------------------------------------------------------------------------------------------------------
Total(4).........................        $25,000,000                  (2)                       $
=============================================================================================================

(1) Stifel Financial and Stifel Capital have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be invested in the Subordinated Debentures, Stifel Financial has agreed to pay the Underwriters as compensation for its arranging the
    investment therein of such proceeds, $         per Preferred Security, or
    $         in the aggregate ($         if the over-allotment option is
    exercised in full). See "Underwriting."
(3) Before deducting offering expenses estimated at $         .
(4) The Company has granted to the Underwriters an option exercisable within 30 days from the date of this Prospectus to purchase up to 375,000 additional Preferred Securities on the same terms and conditions set forth above to cover over-allotments, if any. If all such Preferred Securities are purchased, the total Price to Public and Proceeds to Stifel Capital will be
    $28,750,000 and $         , respectively. See "Underwriting."
                      ------------------------------------
     The Preferred Securities are being offered by the Underwriters subject to receipt and acceptance by them, prior sale and the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of certificates for the Preferred
Securities will be made on or about             , 1997.
                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

June   , 1997
                           is the Property Trustee (as defined herein) of Stifel
Capital. Stifel Capital exists for the purpose of issuing the Preferred
Securities and investing the proceeds thereof in an equivalent amount of   %
Subordinated Debentures (the "Subordinated Debentures") of Stifel Financial. The Subordinated Debentures will mature on June 30, 2027, which date may be (i) shortened to a date not earlier than June 30, 2002, or (ii) extended to a date not later than June 30, 2036, in each case if certain conditions are met. The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities -- Subordination of Common Securities."

     Holders of Preferred Securities are entitled to receive preferential
cumulative cash distributions, at the annual rate of   % of the liquidation
amount of $10 per Preferred Security (the "Liquidation Amount"), accruing from
            , 1997, the date of original issuance, and payable quarterly in arrears on the last day of March, June, September and December of each year, commencing September 30, 1997 (the "Distributions"). Stifel Financial has the right, so long as no Debenture Event of Default (as defined herein) has occurred and is continuing, to defer payment of interest on the Subordinated Debentures at any time or from time to time for a period not to exceed 20 consecutive quarters with respect to each deferral period (each, an "Extension Period"); provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, Stifel Financial may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred, and Stifel Financial will not be permitted, subject to certain exceptions described herein, to declare or pay any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. DURING AN EXTENSION PERIOD, INTEREST ON THE SUBORDINATED DEBENTURES WILL CONTINUE TO ACCRUE (AND THE AMOUNT OF DISTRIBUTIONS TO WHICH HOLDERS OF THE PREFERRED
SECURITIES ARE ENTITLED WILL ACCUMULATE) AT THE RATE OF      % PER ANNUM,
COMPOUNDED QUARTERLY, AND HOLDERS OF THE PREFERRED SECURITIES WILL BE REQUIRED TO INCLUDE INTEREST INCOME IN THEIR GROSS INCOME FOR UNITED STATES FEDERAL INCOME TAX PURPOSES IN ADVANCE OF RECEIPT OF THE CASH DISTRIBUTIONS WITH RESPECT TO SUCH DEFERRED INTEREST PAYMENTS. UPON THE OCCURRENCE OF AN EXTENSION PERIOD, A HOLDER OF PREFERRED SECURITIES THAT DISPOSES OF ITS PREFERRED SECURITIES BETWEEN RECORD DATES FOR PAYMENTS OF DISTRIBUTIONS (AND CONSEQUENTLY DOES NOT RECEIVE A DISTRIBUTION FROM STIFEL CAPITAL FOR THE PERIOD PRIOR TO SUCH DISPOSITION) WILL NEVERTHELESS BE REQUIRED TO INCLUDE ACCRUED BUT UNPAID INTEREST ON THE SUBORDINATED DEBENTURES THROUGH THE DATE OF DISPOSITION IN INCOME AS ORDINARY INCOME AND TO ADD SUCH AMOUNT TO ITS ADJUSTED TAX BASIS IN ITS PRO RATA SHARE OF THE UNDERLYING SUBORDINATED DEBENTURES DEEMED DISPOSED OF. See "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period," "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount" and "-- Disposition of Preferred Securities."

     Stifel Financial and Stifel Capital believe that, taken together, the obligations of Stifel Financial under the Guarantee, the Trust Agreement, the Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein) provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of Stifel Capital under the Preferred Securities. See "Relationship Among the Preferred Securities, the Subordinated Debentures and the Guarantee -- Full and Unconditional Guarantee." The Guarantee of Stifel Financial guarantees the payment of Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by Stifel Capital, as described herein. See "Description of the Guarantee -- General." If Stifel Financial does not make interest payments on the Subordinated Debentures held by Stifel Capital, Stifel Capital will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payments of Distributions when Stifel Capital does not have sufficient funds to pay such Distributions. In such event, a holder of Preferred Securities may institute a legal proceeding directly against Stifel Financial pursuant to the terms of the Indenture to enforce payments of amounts equal to such Distributions to such holder. See "Description of the Subordinated Debentures -- Enforcement of Certain Rights by Holders of the Preferred Securities." The obligations of Stifel Financial under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations (each as defined herein) of Stifel Financial. The Subordinated Debentures are unsecured obligations of Stifel Financial and are subordinated to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial.

     The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The Subordinated Debentures are redeemable prior to maturity at the option of Stifel Financial (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event (each as defined herein), in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. See "Description of the Preferred Securities -- Redemption or Exchange."

     Stifel Financial has the right at any time to dissolve Stifel Capital. In the event of the voluntary or involuntary dissolution of Stifel Capital, after satisfaction of liabilities to creditors of Stifel Capital as required by applicable law, the holders of Preferred Securities will be entitled to receive a Liquidation Amount of $10 per Preferred Security, plus accumulated and unpaid Distributions thereon to the date of payment, which may be in the form of a Subordinated Debenture having an aggregate principal amount equal to the Liquidation Amount of such Preferred Securities (and carrying with it accumulated interest in an amount equal to the accumulated and unpaid Distributions then due on such Preferred Securities), subject to certain exceptions. See "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Dissolution."

                            ------------------------

     Stifel Financial will provide to the holders of Preferred Securities quarterly reports containing unaudited financial statements and annual reports containing financial statements audited by Stifel Financial's independent auditors. Stifel Financial will also furnish annual reports on Form 10-K and quarterly reports on Form 10-Q free of charge to holders of Preferred Securities who so request in writing addressed to the Secretary of Stifel Financial.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE PREFERRED SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTING THE PREFERRED SECURITIES AND BIDDING FOR AND PURCHASING SUCH PREFERRED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING." SUCH STABILIZING TRANSACTIONS, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements (including notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment will not be exercised. Prospective investors should carefully consider the information set forth under the heading "Risk Factors."

                                STIFEL FINANCIAL

     Stifel Financial, through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices and customers throughout the United States, its geographic concentration is in the Midwest. Stifel, Nicolaus has a branch office system located in 13 states, and the Company has a total of 43 locations in 14 states. Stifel, Nicolaus employs approximately 275 registered representatives. The Company's customers include individual investors, corporations, municipalities and institutions. In 1996, the Company had revenues of approximately $109.8 million and net income of approximately $3.4 million and as of March 31, 1997, the Company had total assets of approximately $343.2 million and stockholders' equity of approximately $39.5 million. The principal executive office of Stifel Financial is 500 North Broadway, St. Louis, Missouri 63102, and its telephone number is (314) 342-2000.

     Stifel, Nicolaus trades as a principal in the over-the-counter market and acts as both principal and agent to facilitate the execution of customers' orders. Stifel, Nicolaus "makes a market" in various securities of interest maintaining an inventory of such securities but does not engage in a significant amount of trading for its own account. It also buys corporate and municipal bonds for its own account in the secondary market, maintains an inventory and resells from inventory to other dealers and institutional and retail customers.

     Stifel, Nicolaus manages the underwriting of both corporate and municipal securities and participates as an underwriter in syndicates of issues managed by other firms. The corporate and public finance departments of Stifel, Nicolaus are responsible for originating underwritings, mergers and acquisitions, placements, valuations, financial advisory work and other investment banking matters. Stifel, Nicolaus acts as an underwriter and dealer in bonds issued by states, cities and other political subdivisions and may act as manager or participant in offerings managed by other firms.

     In 1996 and 1995, the majority of the Stifel, Nicolaus' investment banking revenues were generated by the corporate finance department. The growth in the revenue is due to the department's focus on providing research, financial advisory services and consulting services for mergers and acquisitions and serving as a manager or co-manager for underwriting issuances of corporate debt and equity securities primarily for financial institutions and Real Estate Investment Trusts (REITs).

     The Company has a wholly owned subsidiary, Century Securities Associates, Inc. ("CSA"), an introducing broker-dealer which clears its transactions through Stifel, Nicolaus. CSA contracts with independent licensed brokers to sell securities and other investment products to retail (individual) investor accounts. CSA is licensed in 50 states and conducts business with approximately 100 independent registered representatives.

     The Company's wholly owned subsidiary, Stifel Asset Management Corp. ("SAM"), acts as a holding company for two investment advisory firms, Pin Oak Capital, Ltd. ("Pin Oak"), and Todd Investment Advisors, Inc. ("Todd"). Both Pin Oak and Todd provide investment advice and services to individual, fiduciary and corporate clients. Combined assets under management for the two firms at December 31, 1996 was approximately $2.6 billion. Pin Oak is registered as an investment advisor in six states, and Todd is registered as an investment advisor in fourteen states.

     The Company will continue to follow its mission to serve retail customers emphasizing its regional knowledge and expertise while expanding its capital markets and investment banking activities in niche areas of expertise. The Company's strategy will stress its ability to provide sound judgment to clients in an electronic age where information is increasingly treated as a commodity. The focus on niche practices in corporate and public finance is a key factor in our strategic plan.

                                 STIFEL CAPITAL

     Stifel Capital is a statutory business trust formed under Delaware law pursuant to (i) a trust agreement, dated as of June 6, 1997, executed by Stifel Financial, as depositor, and the trustees of Stifel Capital (together with the Property Trustee, the "Trustees"), and (ii) a certificate of trust filed with the Secretary of State of the State of Delaware on June 6, 1997. The initial trust agreement will be amended and restated in its entirety (as so amended and restated, the "Trust Agreement") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Upon issuance of the Preferred Securities, the purchasers thereof will own all of the Preferred Securities. Stifel Financial will acquire all of the Common Securities which will represent an aggregate liquidation amount equal to at least 3% of the total capital of Stifel Capital. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and during the continuance of an Event of Default (as defined herein) under the Trust Agreement resulting from a Debenture Event of Default, the rights of Stifel Financial as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities -- Subordination of Common Securities." Stifel Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of Stifel Capital, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by Stifel Financial and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. The Subordinated Debentures and payments thereunder will be the only assets of Stifel Capital, and payments under the Subordinated Debentures will be the only revenue of Stifel Capital. Stifel Capital has a term of 55 years but may terminate earlier as provided in the Trust Agreement. The principal executive office of Stifel Capital is 500 North Broadway, St. Louis, Missouri 63102, and its telephone number is (314) 342-2000.

     The number of Trustees will, pursuant to the Trust Agreement, initially be five. Three of the Trustees (the "Administrative Trustees") will be persons who are employees or officers of, or who are affiliated with, Stifel Financial. The fourth trustee will be an entity that maintains its principal place of business in the State of Delaware (the "Delaware Trustee"). Wilmington Trust Company, a Delaware chartered trust company, will act as Delaware Trustee. A fifth trustee will be added and will be a financial institution that is unaffiliated with Stifel Financial, which trustee will serve as institutional trustee under the Trust Agreement and as indenture trustee for the purposes of compliance with the
provisions of the Trust Indenture Act (the "Property Trustee").             will
be the Property Trustee until removed or replaced by the holder of the Common Securities. For purposes of compliance with the provisions of the Trust
Indenture Act,             will also act as trustee (the "Guarantee Trustee")
under the Guarantee and as Debenture Trustee (as defined herein) under the Indenture.

     The Property Trustee will hold title to the Subordinated Debentures for the benefit of the holders of the Trust Securities and in such capacity will have the power to exercise all rights, powers and privileges under the Indenture. The Property Trustee will also maintain exclusive control of a segregated non-interest-bearing bank account (the "Property Account") to hold all payments made in respect of the Subordinated Debentures for the benefit of the holders of the Trust Securities. The Property Trustee will make payments of Distributions and payments on liquidation, redemption and otherwise to the holders of the Trust Securities out of funds from the Property Account. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities. Stifel Financial, as the holder of all the Common Securities, will have the right to appoint, remove or replace any Trustee and to increase or decrease the number of Trustees. Stifel Financial will pay all fees and expenses related to Stifel Capital and the offering of the Trust Securities.

     The rights of the holders of the Preferred Securities, including economic rights, rights to information and voting rights, are set forth in the Trust Agreement, the Delaware Business Trust Act (the "Trust Act") and the Trust Indenture Act. See "Description of the Preferred Securities."

                                  THE OFFERING

Securities Offered............   2,500,000 Preferred Securities having a
                                 Liquidation Amount of $10 per Preferred
                                 Security. The Preferred Securities represent preferred undivided beneficial interests in the assets of Stifel Capital, which will consist solely of the Subordinated Debentures and payments thereunder. Stifel Capital has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase up to an additional 375,000 Preferred
                                 Securities at the initial offering price, solely to cover over-allotments, if any.

Distributions.................   The Distributions payable on each Preferred
                                 Security will be fixed at a rate per annum of
                                    % of the Liquidation Amount of $10 per
                                 Preferred Security, will be cumulative, will
                                 accrue from             , 1997, the date of
                                 original issuance of the Preferred Securities, and will be payable quarterly in arrears, on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 1997.
                                 See "Description of the Preferred Securities --
                                 Distributions -- Payment of Distributions."

Option to Extend Interest
Payment Period................   Stifel Financial has the right, at any time, so
                                 long as no Debenture Event of Default has occurred and is continuing, to defer payments of interest on the Subordinated Debentures for a period not exceeding 20 consecutive quarters;
                                 provided, that no Extension Period may extend beyond the Stated Maturity of the Subordinated
                                 Debentures. As a consequence of the extension by Stifel Financial of the interest payment period, quarterly Distributions on the
                                 Preferred Securities will be deferred (though such Distributions would continue to accrue with interest thereon compounded quarterly, since interest will continue to accrue and compound on the Subordinated Debentures) during any such Extension Period. During an Extension
                                 Period, Stifel Financial will be prohibited, subject to certain exceptions described herein, from declaring or paying any cash distributions with respect to its capital stock or debt securities that rank pari passu with or junior to the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all amounts then due, Stifel
                                 Financial may commence a new Extension Period, subject to the foregoing requirements. See
                                 "Description of the Preferred Securities --
                                 Distributions -- Extension Period" and
                                 "Description of the Subordinated Debentures --
                                 Option to Extend Interest Payment Period."
                                 Should an Extension Period occur, holders of Preferred Securities will be required to include deferred interest income in their gross income for United States federal income tax purposes in advance of receipt of the cash distributions with respect to such deferred interest payments. See "Certain Federal Income
                                 Tax Consequences -- Potential Extension of
                                 Interest Payment Period and Original Issue
                                 Discount."

Optional Redemption...........   The Preferred Securities are subject to
                                 mandatory redemption, in whole or in part, upon repayment of the Subordinated Debentures at maturity or their earlier redemption. The
                                 Subordinated Debentures are redeemable prior to maturity at the option of Stifel Financial (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event, in each case at the redemption price equal to 100% of the principal amount of the Subordinated Debenture, together with any accrued but unpaid interest to the date fixed for redemption. See "Description of the Subordinated Debentures -- Redemption or
                                 Exchange."

Distribution of Subordinated
  Debentures..................   Stifel Financial has the right at any time to
                                 terminate the Preferred Securities and cause the Subordinated Debentures, after satisfaction of liabilities to creditors of Stifel Capital as required by applicable law, to be distributed to holders of Preferred Securities in dissolution of Stifel Capital. See
                                 "Description of the Preferred
                                 Securities -- Redemption or Exchange" and
                                 "Description of the Preferred
                                 Securities -- Liquidation Distribution Upon
                                 Dissolution."

Guarantee.....................   Stifel Financial has guaranteed the payment of
                                 Distributions and payments on liquidation or redemption of the Preferred Securities, but only in each case to the extent of funds held by Stifel Capital, as described herein. Stifel
                                 Financial and Stifel Capital believe that, taken together, the obligations of Stifel
                                 Financial under the Guarantee, the Trust
                                 Agreement, the Subordinated Debentures, the
                                 Indenture and the Agreement as to Expenses and Liabilities ("Expense Agreement") provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of all of the obligations of Stifel
                                 Capital under the Preferred Securities. The obligations of Stifel Financial under the Guarantee and the Preferred Securities are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and
                                 Additional Senior Obligations of Stifel
                                 Financial. If Stifel Financial does not make principal or interest payments on the Subordinated Debentures, Stifel Capital will not have sufficient funds to make distributions on the Preferred Securities; in which event, the Guarantee will not apply to such Distributions until Stifel Capital has sufficient funds available therefor. See
                                 "Description of the Guarantee."

Voting Rights.................   The holders of the Preferred Securities will
                                 have no voting rights except in limited
                                 circumstances. See "Description of the
                                 Preferred Securities -- Voting Rights;
                                 Amendment of Trust Agreement."

Use of Proceeds...............   The proceeds from the sale of the Preferred
                                 Securities offered hereby will be used by Stifel Capital to purchase the Subordinated
                                 Debentures issued by Stifel Financial. Stifel
                                 Financial intends to use the net proceeds from the sale of the Subordinated Debentures for general corporate purposes, which may include, among other things, the repayment of long-term debt, expansion of the Company's business and the repurchase of the Company's common stock.
                                 See "Use of Proceeds."

Listing.......................   An application will be made to have the
                                 Preferred Securities approved for listing on the NYSE, subject to official notice of issuance, under the symbol "SFPr."

                     SUMMARY CONSOLIDATED FINANCIAL DATA(1)

                                                AT OR FOR
                                               THREE MONTHS
                                                  ENDED           AT OR FOR YEAR ENDED DECEMBER 31,
                                                MARCH 27,     ------------------------------------------
                                                   1997           1996           1995           1994
                                               ------------       ----           ----           ----
                                                (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues.....................................    $ 31,845       $109,813       $ 95,360       $   93,926
Income (loss) before income taxes and
  extraordinary credit.......................       2,752          5,602          1,307           (9,221)
Extraordinary credit.........................          --             --             --               --
Net Income (loss)............................       1,647          3,393            644           (5,503)
Earnings (loss) per share:
  Primary....................................       $0.34          $0.71          $0.14           $(1.17)
  Fully diluted..............................        0.28           0.64           0.14            (1.17)
Average common shares and share equivalents
  outstanding:
  Primary....................................       4,852          4,780          4,674            4,689
  Fully diluted..............................       6,270          6,281          6,105            6,107
Total assets.................................    $343,196       $301,049       $226,775       $  222,208
Long-term obligations........................      10,000         10,000         10,760           11,520
Stockholders' equity.........................      39,516         37,752         34,795           34,226
Ratio of Earnings to Fixed Charges(2)........        2.15           1.67           1.15               nm

                                                AT OR FOR
                                               FIVE MONTHS
                                                  ENDED           AT OR FOR YEAR ENDED
                                               DECEMBER 31,   -----------------------------
                                                   1993       JULY 30, 1993   JULY 31, 1992
                                               ------------   -------------   -------------
                                               (DOLLARS AND SHARES IN THOUSANDS EXCEPT PER SHARE DATA)
Revenues.....................................    $ 46,455       $113,471        $108,009
Income (loss) before income taxes and
  extraordinary credit.......................       3,060         11,270           9,068
Extraordinary credit.........................          --             --             648
Net Income (loss)............................       1,915          7,038           6,353
Earnings (loss) per share:
  Primary....................................       $0.40          $1.52           $1.44
  Fully diluted..............................        0.36           1.27            1.21
Average common shares and share equivalents
  outstanding:
  Primary....................................       4,748          4,626           4,399
  Fully diluted..............................       6,165          6,106           5,817
Total assets.................................    $288,203       $196,539        $191,059
Long-term obligations........................      11,520         10,000          10,000
Stockholders' equity.........................      40,609         38,995          31,597
Ratio of Earnings to Fixed Charges(2)........        2.66           3.24            2.59

------------
(1) The summary consolidated financial data set forth herein does not purport to be complete and should be read in conjunction with, and is qualified in its entirety by, the more detailed information contained in the consolidated financial statements of the Company and selected notes included in Appendix A and Appendix B included herein and the discussion under "Management's Financial Discussion" included in Appendix A included herein and the discussion under "Management's Discussion and Analysis of Results of Operations and Financial Condition" included in Appendix B included herein.

(2) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of income before taxes plus interest and the portion of rent expense deemed to be interest. Fixed charges consist of interest and the portion of rent expense deemed to be interest. For the year ended December 31, 1994 earnings as defined were inadequate to cover fixed charges. The amounts by which fixed charges exceeded earnings as defined for the year ended December 31, 1994 was $9,221,000.

                                  RISK FACTORS

     Prospective investors should carefully consider, together with the other information contained and incorporated by reference in this Prospectus, the following risk factors in evaluating Stifel Financial and its business and Stifel Capital before purchasing the Preferred Securities offered hereby. Prospective investors should note, in particular, that this Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Act of 1934, as amended (the "Exchange Act"), and that actual results could differ materially from those contemplated by such statements. The considerations listed below represent certain important factors Stifel Financial believes could cause such results to differ. These considerations are not intended to represent a complete list of the general or specific risks that may affect Stifel Financial and Stifel Capital. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect Stifel Financial and Stifel Capital to a greater extent than indicated.

RISK FACTORS RELATING TO THE PREFERRED SECURITIES

  RANKING OF SUBORDINATED OBLIGATIONS UNDER THE GUARANTEE AND THE SUBORDINATED DEBENTURES

     The obligations of Stifel Financial under the Guarantee issued for the benefit of the holders of Preferred Securities and under the Subordinated Debentures are unsecured and rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial, whether now existing or hereafter incurred. At March 27, 1997, the aggregate outstanding Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial was approximately $176.4 million. Because Stifel Financial is a holding company, the right of Stifel Financial to participate in any distribution of assets of any of its subsidiaries, including Stifel, Nicolaus, upon its liquidation or reorganization or otherwise (and thus the ability of holders of the Preferred Securities to benefit indirectly from such distribution) is subject to the prior claims of creditors of the subsidiary, except to the extent that Stifel Financial may itself be recognized as a creditor of such subsidiary. The Subordinated Debentures, therefore, will be effectively subordinated to all existing and future liabilities of any of Stifel Financial's subsidiaries, and holders of Subordinated Debentures and Preferred Securities should look only to the assets of Stifel Financial for payments on the Subordinated Debentures. Neither the Indenture, the Guarantee nor the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, Subordinated Debt and Additional Senior Obligations, that may be incurred by Stifel Financial. See "Description of the Guarantee -- Status of the Guarantee" and "Description of the Subordinated Debentures -- Subordination."

     The ability of Stifel Capital to pay amounts due on the Preferred Securities is solely dependent upon Stifel Financial making payments on the Subordinated Debentures as and when required. Moreover, Stifel Financial is a holding company which derives substantially all of its revenues from its subsidiaries, particularly Stifel, Nicolaus. As such, the Company is dependent to some extent upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its cash obligations.

  OPTION TO EXTEND INTEREST PAYMENT PERIOD; TAX CONSEQUENCES; MARKET PRICE CONSEQUENCES

     Stifel Financial has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period; provided that no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Preferred Securities by Stifel Capital will be deferred (and the amount of Distributions to which holders of the Preferred Securities are entitled will accumulate additional Distributions thereon at the rate of
     % per annum, compounded quarterly from the relevant payment date for such Distributions) during any such Extension Period. During any such Extension Period, Stifel Financial may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Stifel Financial capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Stifel Financial that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by Stifel Financial of the debt securities of any subsidiary of Stifel Financial if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, Stifel Financial may further defer the payment of interest; provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual
rate of      % compounded quarterly, to the extent permitted by applicable law),
Stifel Financial may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that Stifel Financial may elect to begin an Extension Period. See "Description of the Preferred Securities -- Distributions -- Extension Period" and "Description of the Subordinated Debentures -- Option to Extend Interest Payment Period."

     Should an Extension Period occur, each holder of Preferred Securities will be required to accrue and recognize income (in the form of original issue discount ("OID")) in respect of its pro rata share of the interest accruing on the Subordinated Debentures held by Stifel Capital for United States federal income tax purposes. A holder of Preferred Securities must, as a result, include such income in gross income for United States federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from Stifel Capital if the holder disposes of the Preferred Securities prior to the record date for the payment of the related Distributions. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

     Stifel Financial has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures. Should Stifel Financial elect, however, to exercise such right in the future, the market price of the Preferred Securities is likely to be adversely affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. As a result of the existence of Stifel Financial's right to defer interest payments, the market price of the Preferred Securities may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such optional deferrals.

  TAX EVENT OR INVESTMENT COMPANY EVENT; REDEMPTION

     Stifel Financial has the right to redeem the Subordinated Debentures in whole (but not in part) within 180 days following the occurrence of a Tax Event or an Investment Company Event (whether occurring before or after June 30, 2002), and, therefore, cause a mandatory redemption of the Preferred Securities.

     "Tax Event" means the receipt by Stifel Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) Stifel Capital is, or will be within 90 days of the date of such opinion, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, (ii) interest payable by Stifel Financial on the Subordinated Debentures is not, or, within 90 days of such opinion, will not be, deductible by Stifel Financial, in whole or in part, for United States federal income tax purposes, or (iii) Stifel Capital is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges. Stifel Financial must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by Stifel Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, Stifel Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which change becomes effective on or after the date of original issuance of the Preferred Securities. See " -- Risk Factors Relating to the Preferred Securities -- Proposed Tax Legislation" for a discussion of certain legislative proposals that, if adopted, could give rise to a Tax Event, which may permit Stifel Financial to cause a redemption of the Preferred Securities prior to June 30, 2002.

  SHORTENING OR EXTENSION OF STATED MATURITY OF SUBORDINATED DEBENTURES

     Stifel Financial has the right, at any time, to shorten the maturity of the Subordinated Debentures to a date not earlier than June 30, 2002. Stifel Financial also has the right to extend the maturity of the Subordinated Debentures (whether or not Stifel Capital is terminated and the Subordinated Debentures are distributed to holders of the Preferred Securities) to a date no later than June 30, 2036, the 39th anniversary of the initial issuance of the Preferred Securities. Such right may only be exercised, however, if at the time such election is made and at the time of such extension (i) Stifel Financial is not in bankruptcy, otherwise insolvent or in liquidation, (ii) Stifel Financial is not in default in the payment of any interest or principal on the Subordinated Debentures, (iii) Stifel Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated and (iv) Stifel Financial has a Senior Debt rating of investment grade. See "Description of the Subordinated Debentures -- General."

  RIGHTS UNDER THE GUARANTEE

     The Guarantee guarantees to the holders of the Preferred Securities, to the extent not paid by Stifel Capital, (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that Stifel Capital has funds available therefor at such time, (ii) the Redemption Price (as defined herein) with respect to any Preferred Securities called for redemption, to the extent that Stifel Capital has funds available therefor at such time, and
(iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of Stifel Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution (as defined herein), to the extent Stifel Capital has funds available therefor at such time, or (b) the amount of assets of Stifel Capital remaining available for distribution to holders of the Preferred Securities in liquidation of Stifel Capital. The holders of not less than a majority in Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee. Any holder of the Preferred Securities may institute a legal proceeding directly against Stifel Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against Stifel Capital, the Guarantee Trustee or any other Person (as defined in the Guarantee). If Stifel Financial were to default on its obligation to pay amounts payable under the Subordinated Debentures, Stifel Capital would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of Preferred Securities would not be able to rely upon the Guarantee for such amounts. In the event, however, that a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of Stifel Financial to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against Stifel Financial for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). The exercise by Stifel Financial of its right, as described herein, to defer the payment of interest on the Subordinated Debentures does not constitute a Debenture Event of Default. In connection with such Direct Action, Stifel Financial will have a right of set-off under the Indenture to the extent of any payment made by Stifel Financial to such holder of Preferred Securities in the Direct Action. Except as described herein, holders of Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Subordinated Debentures or assert directly any other rights in respect of the Subordinated Debentures. See "Description of the Subordinated Debentures

-- Enforcement of Certain Rights by Holders of Preferred Securities," "Description of the Subordinated Debentures -- Debenture Events of Default" and "Description of the Guarantee." The Trust Agreement provides that each holder of Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee and the Indenture.

  NO VOTING RIGHTS EXCEPT IN LIMITED CIRCUMSTANCES

     Holders of Preferred Securities will have no voting rights except in limited circumstances relating only to the modification of the Preferred Securities and the exercise of the rights of Stifel Capital as holder of the Subordinated Debentures and the Guarantee. Holders of Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee, as such voting rights are vested exclusively in the holder of the Common Securities (except upon the occurrence of certain events described herein). The Property Trustee, the Administrative Trustees and Stifel Financial may amend the Trust Agreement without the consent of holders of Preferred Securities to ensure that Stifel Capital will be classified for United States federal income tax purposes as a grantor trust even if such action adversely affects the interests of such holders. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement" and "Description of the Preferred Securities -- Removal of Stifel Capital Trustees."

  PROPOSED TAX LEGISLATION

     On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "1997 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The 1997 Proposed Legislation also contains a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the 1997 Proposed Legislation states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 Proposed Legislation. The Ways and Means Committee began a full committee hearing on the President's fiscal 1998 budget on February 11, 1997. There can be no assurance that the effective date guidance in the 1997 Proposed Legislation will be adopted if the proposed change to the tax law is enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company to cause a redemption of the Preferred Securities before, as well as after, June 30, 2002. See "Description of the Subordinated Debentures -- Redemption or Exchange" and "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption or Investment Company Event Redemption" and "Certain Federal Income Tax Consequences -- Effect of Proposed Changes in Tax Laws."

  REDEMPTION; EXCHANGE OF PREFERRED SECURITIES FOR SUBORDINATED DEBENTURES

     Stifel Financial has the right at any time to dissolve Stifel Capital and cause the Subordinated Debentures, after satisfaction of liabilities to creditors of Stifel Capital, to be distributed to the holders of the Preferred Securities in exchange therefor in liquidation of Stifel Capital. Stifel Financial will have the right, in certain circumstances, to redeem the Subordinated Debentures in whole or in part, in lieu of a distribution of the Subordinated Debentures by Stifel Capital, in which event Stifel Capital will redeem the Trust Securities on a pro rata basis to the same extent as the Subordinated Debentures are redeemed by Stifel Financial. See "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption or Investment Company Event Redemption."

     Under current United States federal income tax law, a distribution of Subordinated Debentures upon the dissolution of Stifel Capital would not be a taxable event to holders of the Preferred Securities. If, however, Stifel Capital is characterized as an association taxable as a corporation at the time of the dissolution of Stifel Capital, the distribution of the Subordinated Debentures may constitute a taxable event to holders of Preferred Securities. Moreover, upon occurrence of a Tax Event, a dissolution of Stifel Capital in which holders of the Preferred Securities receive cash may be a taxable event to such holders. See "Certain Federal Income Tax Consequences -- Receipt of Subordinated Debentures or Cash Upon Liquidation of Stifel Capital."

     There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities upon a dissolution or liquidation of Stifel Capital. The Preferred Securities or the Subordinated Debentures, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of Preferred Securities may receive Subordinated Debentures, prospective purchasers of Preferred Securities are also making an investment decision with regard to the Subordinated Debentures and should carefully review all the information regarding the Subordinated Debentures contained herein.

     If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of Stifel Capital, Stifel Financial will use its best efforts to list the Subordinated Debentures on the NYSE, The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed.

  TRADING PRICE; ABSENCE OF PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES

     The Preferred Securities may trade at prices that do not fully reflect the value of accrued but unpaid interest with respect to the underlying Subordinated Debentures. A holder of Preferred Securities that disposes of its Preferred Securities between record dates for payments of Distributions (and consequently does not receive a Distribution from Stifel Capital for the period prior to such disposition) will nevertheless be required to include accrued but unpaid interest on the Subordinated Debentures through the date of disposition in income as ordinary income and to add such amount to its adjusted tax basis in its pro rata share of the underlying Subordinated Debentures deemed disposed of. Such holder will recognize a capital loss to the extent the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include all accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Disposition of Preferred Securities."

     There is no current public market for the Preferred Securities and there can be no assurance that an active public market will develop for the Preferred Securities or that, if such market develops, the market price will equal or exceed the public offering price set forth on the cover page of this Prospectus. The public offering price for the Preferred Securities has been determined through negotiations between Stifel Financial and the Underwriters. Prices for the Preferred Securities will be determined in the marketplace and may be influenced by many factors, including prevailing interest rates, the liquidity of the market for the Preferred Securities, investor perceptions of Stifel Financial and general industry and economic conditions.

RISK FACTORS RELATING TO STIFEL FINANCIAL

  VOLATILE NATURE OF SECURITIES BUSINESS

     The securities business is, by its nature, subject to significant risks, particularly in volatile or illiquid markets, including the risk of trading losses, losses resulting from the ownership or underwriting of securities, counterparty failure to meet commitments, customer fraud, employee fraud, issuer fraud, errors and misconduct, failures in connection with the processing of securities transactions and litigation.

     The Company's principal business activity, retail broker-dealer operations, as well as its investment banking, institutional sales, investment advisory, clearing and other services, are highly competitive and subject to various risks, volatile trading markets and fluctuations in the volume of market activity. The securities business is directly affected by many factors, including economic and political conditions, broad trends in business and finance, legislation and regulation affecting the national and international business and financial communities, currency values, inflation, market conditions, the availability and cost of short-term or long-term funding and capital, the credit capacity or perceived creditworthiness of the securities industry in the marketplace and the level and volatility of interest rates. These and other factors can contribute to lower price levels for securities and illiquid markets.

     Lower price levels of securities may result in (i) reduced volumes of securities, options and futures transactions, with a consequent reduction in commission revenues, (ii) losses from declines in the market value of securities held in trading, investment and underwriting positions and (iii) reduced management fees calculated as a percentage of assets managed. In periods of low volume, levels of profitability are further adversely affected because certain expenses remain relatively fixed. Sudden sharp declines in market values of securities and the failure of issuers and counterparties to perform their obligations can result in illiquid markets which, in turn, may result in the Company having difficulty selling securities, hedging its securities positions and investing funds under its management. Such negative market conditions, if prolonged, may also lower the Company's revenues from investment banking and other activities.

     As a result of the varied risks associated with the securities business, which are beyond the Company's control, the Company's commission and other revenues could be adversely affected. A reduction in revenues or a loss resulting from the underwriting or ownership of securities could have a material adverse effect on the Company's results of operations and financial condition. In addition, as a result of such risks, the Company's revenues and operating results may be subject to significant fluctuations from quarter to quarter and from year to year. See "-- Significant Fluctuations in Quarterly Operating Results Due to Level of Business Activity and Timing or Transactions."

SIGNIFICANT COMPETITION

     All aspects of the Company's business are highly competitive. The Company competes directly with national and regional full service broker-dealers and, to a lesser extent, with discount brokers, dealers, investment banking firms, investment advisors and certain commercial banks and, indirectly for investment assets, with insurance companies and others. The financial services industry has become considerably more concentrated as numerous securities firms have either ceased operations or have been acquired by or merged into other firms. Such mergers and acquisitions have increased competition from these firms, many of which have significantly greater equity capital, financial and other resources than the Company. With respect to retail brokerage activities, certain of the regional firms with which the Company competes have operated in certain markets longer than has the Company and have established long-standing client relationships. In addition, the Company expects competition from commercial banks to increase as a result of recent and anticipated legislative and regulatory initiatives in the United States to remove or relieve certain restrictions on commercial banks relating to the sale of securities. Finally, the Company competes with others in the financial services industry with respect to the recruiting of new employees and the retention of current employees. See "-- Competition for Professional Employees."

  SIGNIFICANT FLUCTUATIONS IN QUARTERLY OPERATING RESULTS DUE TO LEVEL OF BUSINESS ACTIVITY AND TIMING OF TRANSACTIONS

     The Company's revenues and operating results may fluctuate from quarter to quarter and from year to year due to a combination of factors. These factors include the level of institutional and retail brokerage transactions, the number of underwriting and merger and acquisition transactions completed by the Company's clients, access to public markets for companies in which the Company has invested as a principal, valuations of the Company's inventories, variations in expenditures for personnel, litigation expenses, and the expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten securities commence trading, and revenues from a merger or acquisition transaction are recorded only when retainer fees are received or the transaction closes. Accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's quarterly operating results. The Company's cost structure currently is oriented to meeting the level of demand for corporate finance transactions experienced during fiscal 1996. As a result, despite the variability of professional incentive compensation, the Company could experience losses if demand for these transactions declines more quickly than the Company's ability to change its cost structure. There can be no assurance that the Company will be able to sustain profitability on a quarterly or annual basis.

  COMPETITION FOR PROFESSIONAL EMPLOYEES

     The Company's business is dependent on the highly skilled, and often highly specialized, individuals it employs. Retention of sales and trading, research, investment banking, money management and administrative professionals is particularly important to the Company's prospects. Research professionals contribute significantly to the Company's ability to secure a role in managing public offerings.

     From time to time, the Company has experienced losses of sales and trading, research and investment banking professionals. The level of competition for key personnel has increased recently, particularly due to the market entry efforts of certain commercial banks and other participants in the financial services industry into retail brokerage activities. There can be no assurance that losses of key personnel due to such competition or otherwise will not occur in the future. The loss of a sales and trading, investment banking or research professional, particularly a senior professional with a broad range of contacts in an industry, or a senior could materially and adversely affect the Company's operating results.

     The Company generally does not have employment agreements with its employees or a senior executive officer. It attempts to retain its employees with incentives such as long-term deferred compensation plans, the issuance of Company stock subject to continued employment and the grant of options to buy Company stock that vest over a number of years of employment. These incentives, however, may be insufficient in light of the increasing competition for experienced professionals in the securities industry, particularly if the Company's stock price declines or fails to appreciate sufficiently to be a competitive source of a portion of professional compensation.

  COMPETITION ASSOCIATED WITH ELECTRONIC SECURITIES TRANSACTIONS

     The Company also faces competition from companies offering electronic brokerage services, a rapidly developing industry. These competitors may have lower costs or provide fewer services and may offer their customers more attractive pricing or other terms, than the Company offers. The Company also anticipates competition from underwriters who attempt to effect public offerings for emerging growth companies through new means of distribution, including transactions effected using electronic media such as the Internet. In addition, disintermediation may occur as issuers attempt to sell their securities directly to purchasers, including sales using electronic media such as the Internet. To the extent that issuers and purchasers of securities transact business without the assistance of financial intermediaries such as the Company, the Company's operating results and financial condition could be adversely affected.

  BUSINESS SUBJECT TO EXTENSIVE FEDERAL AND STATE REGULATION

     The securities industry and the business of the Company are subject to extensive regulation in the United States by the Securities and Exchange Commission (the "Commission"), state securities regulators and other governmental regulatory authorities. The business of the Company also is regulated in the United States by industry self-regulatory organizations ("SROs"), including the National Association of Securities Dealers, Inc. ("NASD"), the NYSE and other exchanges. Certain of the Company's subsidiaries are registered as investment advisers with the Commission and in several states, and as such are subject to the requirements of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and the Commission's regulations thereunder.

  LIMITS ON OPERATIONS DUE TO NET CAPITAL REQUIREMENTS

     As a registered broker-dealer and member of the NYSE, Stifel, Nicolaus is subject to the net capital rules administered by the Commission, NYSE and NASD. These rules, which specify minimum net capital requirements for registered broker-dealers and NYSE and NASD members, are designed to assure that broker-dealers maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. These requirements have the effect of requiring that at least a substantial portion of a broker-dealer's assets be kept in cash or highly liquid investments. Compliance with the net capital requirements could limit those operations that require the intensive use of capital, such as underwriting and trading activities. These rules also could restrict the Company's ability to withdraw capital from Stifel, Nicolaus even in circumstances where Stifel, Nicolaus has more than the minimum amount of required capital.

  PENALTIES DUE TO NONCOMPLIANCE

     Compliance with many of the regulations applicable to the Company involves a number of risks, particularly in areas where applicable regulations may be subject to varying interpretation. In the event of non-compliance by the Company or Stifel, Nicolaus with an applicable regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, civil penalties (including treble damages in the case of insider trading violations), the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant broker-dealer or investment adviser, the suspension or disqualification of the broker-dealer's officers or employees or other adverse consequences. The imposition of any future penalties or orders on the Company or its affiliates could have a material adverse effect on the Company's operating results and financial condition.

  CHANGING REGULATORY ENVIRONMENT

     The regulatory environment in which the Company operates is subject to change. The Company may be adversely affected as a result of new or revised legislation or regulations imposed by the Commission, other governmental regulatory authorities or SROs. The Company also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs.

  RISK OF LOSSES FROM UNDERWRITING AND TRADING

     The Company's underwriting, securities trading and market-making activities are conducted by the Company as principal and subject the Company's capital to significant risks, including market, credit, counterparty and liquidity risks. These activities often involve the purchase, sale or short sale of securities as principal in markets that may be characterized by relative illiquidity or that may be particularly susceptible to rapid fluctuations in liquidity. The Company from time to time has large position concentrations in securities of, or commitments to, a single issuer, or issuers engaged in a specific industry, particularly as a result of the Company's underwriting activities. The Company tends to concentrate its trading positions and underwriting activities in a more limited number of industry sectors and portfolio companies than many other investment banks, which might result in higher trading losses than would occur if the Company's positions and activities were less concentrated. In addition, the trend in all major capital markets, for competitive and other reasons, toward larger commitments on the part of lead underwriters means that, from time to time, an underwriter (including a co-manager) may retain significant position concentrations in individual securities.

  LITIGATION AND POTENTIAL LIABILITY UNDER SECURITIES LAWS; UNCERTAIN LEGAL ENVIRONMENT

     Many aspects of the Company's business involve substantial risks of liability. An underwriter is exposed to substantial liability under federal and state securities laws, other federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification of underwriters by issuers. For example, a firm that acts as an underwriter may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered or for statements made by its securities analysts or other personnel. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that seek substantial damages. As is common in the securities industry, the Company does not carry insurance that would cover any such payments. In addition, the Company's charter documents allow indemnification of the Company's officers, directors and agents to the maximum extent permitted under Delaware law. The Company has entered into indemnification agreements with these persons. The Company has been and in the future may be the subject of indemnification assertions under these charter documents or agreements by officers, directors or agents of the Company who are or may become defendants in litigation.

     In the normal course of business, the Company is also a defendant in various civil actions and arbitrations arising out of its activities as a broker-dealer in securities, as an underwriter, as an employer and as a result of other business activities. The Company has in the past made substantial payments in connection with the resolution of disputed claims, and there can be no assurance that substantial payments in connection with the resolution of disputed claims will not occur in the future. An adverse resolution of any pending or future lawsuits against Stifel, Nicolaus or the Company could materially affect the Company's operating results and financial condition.

     In addition to the foregoing financial costs and risks, the defense of litigation has, to a certain extent, diverted, and is expected to divert in the future, the efforts and attention of the Company's management and staff. The amount of time that management and other employees are required to devote in connection with the defense of litigation could be substantial and might materially divert their attention from other responsibilities within the Company. Securities class action litigation in particular is highly complex and can extend for a protracted period of time, thereby consuming substantial time and effort of the Company's management and substantially increasing the cost of such litigation.

     The laws relating to securities class actions are currently in a state of flux. The eventual impact of the Private Securities Litigation Reform Act of 1995 on securities class action litigation is not known.

  CHANGES IN OTHER BUSINESS REGULATIONS

     The Company's businesses may be materially affected not only by regulations applicable to it as a financial market intermediary, but also by regulations of general application. For example, the volume of the Company's underwriting, merger and acquisition and principal investment businesses in a given time period could be affected by, among other things, existing and proposed tax legislation, antitrust policy and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in interpretation or enforcement of existing laws and rules that affect the business and financial communities. The level of business and financing activity in each of the industries on which the Company focuses can be affected not only by such legislation or regulations of general applicability, but also by industry-specific legislation or regulations.

  RISK OF SYSTEMS FAILURE

     The Company's business is highly dependent on communications and information systems. Any failure or interruption of the Company's systems, or of the systems of the Company's clearing broker, could cause delays in the Company's securities trading activities, which could have a material adverse effect on the Company's operating results. There can be no assurance that the Company or its clearing broker will not suffer any such systems failure or interruption, whether caused by an earthquake, fire, other natural disaster, power or telecommunications failure, act of God, act of war or otherwise, or that the Company's back-up procedures and capabilities in the event of any such failure or interruption will be adequate.

                                USE OF PROCEEDS

     Stifel Capital will use the gross proceeds received from the sale of the Preferred Securities to purchase Subordinated Debentures from Stifel Financial. Stifel Financial intends to use the net proceeds from the sale of the Subordinated Debentures for general corporate purposes, which may include, among other things, the repayment of long-term debt, expansion of the Company's business and the repurchase of the Company's common stock. Stifel Financial may, from time to time, engage in additional capital financings of a character and in amounts to be determined by Stifel Financial in light of its needs at such time or times and in light of prevailing market conditions.

                      MARKET FOR THE PREFERRED SECURITIES

     An application will be made to have the Preferred Securities approved for listing on the NYSE. There can be no assurance that an active and liquid trading market will develop or, if developed, that such a market will continue. The offering price and distribution rate have been determined by negotiations among representatives of Stifel Financial and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the offering. See "Underwriting."

                              ACCOUNTING TREATMENT

     Stifel Capital will be treated, for financial reporting purposes, as a subsidiary of Stifel Financial and, accordingly, the accounts of Stifel Capital will be included in the consolidated financial statements of Stifel Financial. The Preferred Securities will be presented as a separate category of long-term debt in the consolidated balance sheet of Stifel Financial under the caption "Guaranteed preferred beneficial interests in the Company's subordinated debentures," and appropriate disclosures about the Preferred Securities, the Guarantee and the Subordinated Debentures will be included in the notes to consolidated financial statements. Stifel Financial will record Distributions payable on the Preferred Securities as an expense in the consolidated statements of operations for financial reporting purposes.

     All future reports of Stifel Financial filed under the Exchange Act will
(a) present the Trust Securities issued by Stifel Capital on the balance sheet as a separate category of long-term debt item entitled "Guaranteed preferred beneficial interests in the Company's subordinated debentures," (b) include in a footnote to the financial statements disclosure that the sole assets of Stifel Capital are the Subordinated Debentures (including the outstanding principal amount, interest rate and maturity date of such Subordinated Debentures), and
(c) include in an audited footnote to the financial statements disclosure that Stifel Financial owns all of the Common Securities of Stifel Capital, the sole assets of Stifel Capital are the Subordinated Debentures, and the back-up obligations, in the aggregate, constitute a full and unconditional guarantee by Stifel Financial of the obligations of Stifel Capital under the Preferred Securities.

                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of Stifel Financial at March 27, 1997 and (ii) the consolidated capitalization of Stifel Financial giving effect to the issuance of the Preferred Securities hereby offered by Stifel Capital and receipt by Stifel Financial of the net proceeds from the corresponding sale of the Subordinated Debentures to Stifel Capital, as if the sale of the Preferred Securities had been consummated on March 27, 1997, and assuming the Underwriters' over-allotment option was not exercised.

                                                                 AS OF MARCH 27, 1997
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                 ------     -----------
                                                                (DOLLARS IN THOUSANDS)
LONG TERM DEBT:
  11.25% Senior Convertible Notes due September 1, 1997
     through September 1, 2000, in equal installments.......    $ 10,000     $  10,000
                                                                --------     ---------
  Guaranteed preferred beneficial interests in the Company's
     subordinated debentures................................          --        25,000(1)
                                                                --------     ---------
STOCKHOLDERS' EQUITY:
  Common Stock, $0.15 par value, 10,000,000 shares
     authorized, 4,767,715 issued and 4,722,491
     outstanding............................................         715           715
  Series A Junior Participating Preferred Stock, $1.00 par
     value, 3,000,000 shares authorized, none issued or
     outstanding............................................          --            --
  Additional paid-in capital................................      21,119        21,119
  Retained earnings.........................................      18,238        18,238
  Less treasury stock, at cost, 45,224 shares...............         374           374
  Less unamortized expense of restricted awards.............         182           182
                                                                --------     ---------
       TOTAL STOCKHOLDERS' EQUITY...........................      39,516        39,516
                                                                --------     ---------
       TOTAL CAPITALIZATION.................................    $343,196     $ 368,196
                                                                ========     =========

------------
(1) In connection with the issuance of the guaranteed preferred beneficial interests in the Company's Subordinated Debentures, the Company estimates it
    will incur expenses of $       (including Underwriters' compensation of
    $       ). The Subordinated Debentures will mature on June 30, 2027, which date may be, if certain conditions are met, (a) shortened to a date not earlier than June 30, 2002, or (b) extended to a date not later than June 30, 2036.

                    DESCRIPTION OF THE PREFERRED SECURITIES

     The Preferred Securities will be issued pursuant to the terms of the Trust Agreement. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Property Trustee, State Street Bank and Trust Company, will act as indenture trustee for the Preferred Securities under the Trust Agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the Preferred Securities will include those stated in the Trust Agreement and those made part of the Trust Agreement by the Trust Indenture Act. The following summary of the material terms and provisions of the Preferred Securities and the Trust Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Agreement, the Trust Act, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Pursuant to the terms of the Trust Agreement, the Trustees, on behalf of Stifel Capital, will issue the Trust Securities. All of the Common Securities will be owned by Stifel Financial. The Preferred Securities will represent preferred undivided beneficial interests in the assets of Stifel Capital and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities, as well as other benefits as described in the Trust Agreement. The Trust Agreement does not permit the issuance by Stifel Capital of any securities other than the Trust Securities or the incurrence of any indebtedness by Stifel Capital.

     The Preferred Securities will rank pari passu, and payments will be made thereon pro rata, with the Common Securities, except as described under "-- Subordination of Common Securities." Legal title to the Subordinated Debentures will be held by the Property Trustee in trust for the benefit of the holders of the Trust Securities. The Guarantee executed by Stifel Financial for the benefit of the holders of the Preferred Securities will be a guarantee on a subordinated basis with respect to the Preferred Securities, but will not guarantee payment of Distributions or amounts payable on redemption or liquidation of such Preferred Securities when Stifel Capital does not have funds on hand available to make such payments. State Street Bank and Trust Company, as Guarantee Trustee, will hold the Guarantee for the benefit of the holders of the Preferred Securities. See "Description of the Guarantee."

DISTRIBUTIONS

     PAYMENT OF DISTRIBUTIONS. Distributions on each Preferred Security will be
payable at the annual rate of    % of the stated Liquidation Amount of $10,
payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, to the holders of the Preferred Securities on the relevant record dates (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). The record date will be the 15th day of the month in which the relevant Distribution Date occurs. Distributions will
accumulate from             , 1997, the date of original issuance. The first
Distribution Date for the Preferred Securities will be September 30, 1997. The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day, then payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any additional Distributions, interest or other payment in respect of any such delay) with the same force and effect as if made on the date such payment was originally due and payable. "Business Day" means any day other than a Saturday or a Sunday, a day on which banking institutions in the City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

     EXTENSION PERIOD. Stifel Financial has the right under the Indenture, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest on the Subordinated Debentures at any time, or from time to time (each, an "Extension Period"), which, if exercised, would defer quarterly

Distributions on the Preferred Securities during any such Extension Period. Distributions to which holders of the Preferred Securities are entitled will
accumulate additional Distributions thereon at the rate per annum of    %
thereof, compounded quarterly from the relevant Distribution Date. "Distributions," as used herein, includes any such additional Distributions. The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. During any such Extension Period, Stifel Financial may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Stifel Financial capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Stifel Financial that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by Stifel Financial of the debt securities of any subsidiary of Stifel Financial if such guarantee ranks pari passu with or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, Stifel Financial may further defer the payment of interest; provided that such Extension Period may not exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, Stifel Financial may elect to begin a new Extension Period, subject to the above requirements. Subject to the foregoing, there is no limitation on the number of times that Stifel Financial may elect to begin an Extension Period.

     Stifel Financial has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Subordinated Debentures.

     SOURCE OF DISTRIBUTIONS. The funds of Stifel Capital available for distribution to holders of its Preferred Securities will be limited to payments under the Subordinated Debentures in which Stifel Capital will invest the proceeds from the issuance and sale of its Trust Securities. See "Description of the Subordinated Debentures." Distributions will be paid through the Property Trustee who will hold amounts received in respect of the Subordinated Debentures in the Property Account for the benefit of the holders of the Trust Securities. If Stifel Financial does not make interest payments on the Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent Stifel Capital has funds legally available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by Stifel Financial. See "Description of the Guarantee." Distributions on the Preferred Securities will be payable to the holders thereof as they appear on the register of holders of the Preferred Securities on the relevant record dates, which will be the 15th day of the month in which the relevant Distribution Date occurs.

REDEMPTION OR EXCHANGE

     GENERAL. The Subordinated Debentures will mature on June 30, 2027. Stifel Financial will have the right to redeem the Subordinated Debentures (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time, in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event. Stifel Financial will not have the right to purchase the Subordinated Debentures, in whole or in part, from Stifel Capital until after June 30, 2002. See "Description of the Subordinated Debentures -- General."

     MANDATORY REDEMPTION. Upon the repayment or redemption, in whole or in part, of any Subordinated Debentures, whether at Stated Maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption will be applied by the Property Trustee to redeem a Like Amount (as defined herein) of the Trust Securities, upon not less than 30 nor more than 60 days notice, at a redemption price (the "Redemption Price") equal to the aggregate Liquidation Amount of such Trust Securities plus accumulated but unpaid Distributions thereon to the date of redemption (the "Redemption Date"). See "Description of the Subordinated Debentures -- Redemption or Exchange." If less than all of the Subordinated Debentures are to be repaid or redeemed on a Redemption Date, then the proceeds from such repayment or redemption will be allocated to the redemption of the Trust Securities pro rata.

     DISTRIBUTION OF SUBORDINATED DEBENTURES. Stifel Financial will have the right at any time to dissolve Stifel Capital and, after satisfaction of the liabilities of creditors of Stifel Capital as provided by applicable law, cause the Subordinated Debentures to be distributed to the holders of Trust Securities in liquidation of Stifel Capital. See "-- Liquidation Distribution Upon Termination."

     TAX EVENT REDEMPTION OR INVESTMENT COMPANY EVENT REDEMPTION. If a Tax Event or an Investment Company Event in respect of the Trust Securities occurs and is continuing, Stifel Financial has the right to redeem the Subordinated Debentures in whole (but not in part) and thereby cause a mandatory redemption of such Trust Securities in whole (but not in part) at the Redemption Price within 180 days following the occurrence of such Tax Event or Investment Company Event. In the event a Tax Event or an Investment Company Event in respect of the Trust Securities has occurred and Stifel Financial does not elect to redeem the Subordinated Debentures and thereby cause a mandatory redemption of such Trust Securities or to liquidate Stifel Capital and cause the Subordinated Debentures to be distributed to holders of such Trust Securities in liquidation of Stifel Capital as described below under "-- Liquidation Distribution Upon Termination," such Preferred Securities will remain outstanding and Additional Interest (as defined herein) may be payable on the Subordinated Debentures. "Additional Interest" means the additional amounts as may be necessary in order that the amount of Distributions then due and payable by Stifel Capital on the outstanding Trust Securities will not be reduced as a result of any additional taxes, duties and other governmental charges to which Stifel Capital has become subject as a result of a Tax Event.

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount equal to that portion of the principal amount of Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of Stifel Capital, Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Trust Securities of the holder to whom such Subordinated Debentures are distributed. Each Subordinated Debenture distributed pursuant to clause (ii) above will carry with it accumulated interest in an amount equal to the accumulated and unpaid interest then due on such Subordinated Debentures.

     "Liquidation Amount" means the stated amount of $10 per Trust Security.

     After the liquidation date fixed for any distribution of Subordinated Debentures for Preferred Securities (i) such Preferred Securities will no longer be deemed to be outstanding, and (ii) any certificates representing Preferred Securities will be deemed to represent the Subordinated Debentures having a principal amount equal to the Liquidation Amount of such Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

     There can be no assurance as to the market prices for the Preferred Securities or the Subordinated Debentures that may be distributed in exchange for Preferred Securities if a dissolution and liquidation of Stifel Capital were to occur. The Preferred Securities that an investor may purchase, or the Subordinated Debentures that an investor may receive on dissolution and liquidation of Stifel Capital, may, therefore, trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

REDEMPTION PROCEDURES

     Preferred Securities redeemed on each Redemption Date will be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Subordinated Debentures. Redemptions of the Preferred Securities will be made and the Redemption Price will be payable on each Redemption Date only to the extent that Stifel Capital has funds on hand available for the payment of such Redemption Price. See "-- Subordination of Common Securities."

     If Stifel Capital gives a notice of redemption in respect of its Preferred Securities, then, by 12:00 noon, eastern standard time, on the Redemption Date, to the extent funds are available, the Property Trustee will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the aggregate

Redemption Price and will give the paying agent for the Preferred Securities irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption will be payable to the holders of such Preferred Securities on the relevant record dates for the related Distribution Dates. If notice of redemption will have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any additional Distribution, interest or other payment in respect of any such delay) with the same force and effect as if made on such date. In the event that payment of the Redemption Price in respect of Preferred Securities called for redemption is improperly withheld or refused and not paid either by Stifel Capital, or by Stifel Financial pursuant to the Guarantee, Distributions on such Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by Stifel Capital for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the Redemption Price. See "Description of the Guarantee."

     Subject to applicable law (including, without limitation, United States federal securities law), and, further provided that Stifel Financial does not and is not continuing to exercise its right to defer interest payments, Stifel Financial or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

     Payment of the Redemption Price on the Preferred Securities and any distribution of Subordinated Debentures to holders of Preferred Securities will be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities on the relevant record date, which date will be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

     If less than all of the Trust Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Amount of such Trust Securities to be redeemed will be allocated pro rata to the Trust Securities based upon the relative Liquidation Amounts of such classes. The particular Preferred Securities to be redeemed will be selected by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee deems fair and appropriate and which may provide for the selection for redemption of portions (equal to $10 or an integral multiple of $10 in excess thereof) of the Liquidation Amount of Preferred Securities of a denomination larger than $10. The Property Trustee will promptly notify the registrar for the Preferred Securities in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the Liquidation Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities will relate to the portion of the aggregate Liquidation Amount of Preferred Securities which has been or is to be redeemed.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Trust Securities to be redeemed at its registered address. Unless Stifel Financial defaults in payment of the redemption price on the Subordinated Debentures, on and after the Redemption Date interest will cease to accrue on such Subordinated Debentures or portions thereof (and Distributions will cease to accrue on the related Preferred Securities or portions thereof) called for redemption.

SUBORDINATION OF COMMON SECURITIES

     Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, will be made pro rata based on the Liquidation Amount of the Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date a Debenture Event of Default has occurred and is continuing, no payment of any Distribution on, or

Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of such Common Securities, will be made unless payment in full in cash of all accumulated and unpaid Distributions on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities then called for redemption, will have been made or provided for, and all funds available to the Property Trustee will first be applied to the payment in full in cash of all Distributions on, or Redemption Price of, the Preferred Securities then due and payable.

     In the case of any Event of Default resulting from a Debenture Event of Default, Stifel Financial as holder of the Common Securities will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities has been so cured, waived or otherwise eliminated, the Property Trustee will act solely on behalf of the holders of the Preferred Securities and not on behalf of Stifel Financial, as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     Stifel Financial will have the right at any time to dissolve, Stifel Capital and cause the Subordinated Debentures, after satisfaction of liabilities to creditors or Stifel Capital, to be distributed to the holders of the Preferred Securities.

     Pursuant to the Trust Agreement, Stifel Capital will automatically dissolve upon expiration of its term and will dissolve earlier on the first to occur of
(i) certain events of bankruptcy, dissolution or liquidation of Stifel Financial, (ii) Stifel Financial, as depositor, giving written direction to the Property Trustee to terminate Stifel Capital (which direction is optional and wholly within the discretion of Stifel Financial, as depositor), (iii) redemption of all of the Preferred Securities as described under "Description of the Preferred Securities -- Redemption or Exchange -- Mandatory Redemption" or
(iv) the entry of an order for the dissolution of Stifel Capital by a court of competent jurisdiction.

     If an early dissolution occurs as described in clause (i), (ii) or (iv) of the preceding paragraph, Stifel Capital will be liquidated by the Trustees as expeditiously as the Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of Stifel Capital as provided by applicable law, to the holders of such Trust Securities a Like Amount of the Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event such holders will be entitled to receive out of the assets of Stifel Capital available for distribution to holders, after satisfaction of liabilities to creditors of Stifel Capital as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Amount plus accrued and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). If such Liquidation Distribution can be paid only in part because Stifel Capital has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by Stifel Capital on the Preferred Securities will be paid on a pro rata basis. Stifel Financial, as the holder of the Common Securities, will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that, if a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a priority over the Common Securities. See "-- Subordination of Common Securities."

     Under current United States federal income tax law and interpretations and assuming, as expected, that Stifel Capital is treated as a grantor trust, a distribution of the Subordinated Debentures should not be a taxable event to holders of the Preferred Securities. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to holders of the Preferred Securities. See "Certain Federal Income Tax Consequences -- Receipt of Subordinated Debentures or Cash Upon Liquidation of Stifel Capital." If Stifel Financial elects neither to redeem the Subordinated Debentures prior to maturity nor to liquidate Stifel Capital and distribute the Subordinated

Debentures to holders of the Preferred Securities, the Preferred Securities will remain outstanding until the repayment of the Subordinated Debentures.

     If Stifel Financial elects to dissolve Stifel Capital and thereby causes the Subordinated Debentures to be distributed to holders of the Preferred Securities in liquidation of Stifel Capital, Stifel Financial will continue to have the right to shorten or extend the maturity of such Subordinated Debentures, subject to certain conditions. See "Description of the Subordinated Debentures -- General."

LIQUIDATION VALUE

     The amount of the Liquidation Distribution payable on the Preferred Securities in the event of any liquidation of Stifel Capital is $10 per Preferred Security plus accrued and unpaid Distributions thereon to the date of payment, which may be in the form of a distribution of such amount in Subordinated Debentures, subject to certain exceptions. See "-- Liquidation Distribution Upon Termination."

EVENTS OF DEFAULT; NOTICE

     Any one of the following events constitutes an event of default under the Trust Agreement (an "Event of Default") with respect to the Preferred Securities (whatever the reason for such Event of Default and whether voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

          (i) the occurrence of a Debenture Event of Default (see "Description of the Subordinated Debentures -- Debenture Events of Default"); or

          (ii) default by Stifel Capital in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days (subject to the deferral of any due date in the case of an Extension Period); or

          (iii) default by Stifel Capital in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

          (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clauses (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Trustee(s) by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

          (v) the occurrence of certain events of bankruptcy or insolvency with respect to the Property Trustee and the failure by Stifel Financial to appoint a successor Property Trustee within 60 days thereof.

     Within five Business Days after the occurrence of any Event of Default actually known to the Property Trustee, the Property Trustee will transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and Stifel Financial, as depositor, unless such Event of Default has been cured or waived. Stifel Financial, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon termination of Stifel Capital. See "-- Liquidation Distribution Upon Termination." The existence of an Event of Default does not entitle the holders of Preferred Securities to accelerate the maturity thereof.

REMOVAL OF STIFEL CAPITAL TRUSTEES

     Unless a Debenture Event of Default has occurred and is continuing, any Trustee may be removed at any time by the holder of the Common Securities. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event, however, will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in Stifel Financial as the holder of the Common Securities. No resignation or removal of a Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an Event of Default has occurred and is continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the Trust Property (as defined in the Trust Agreement) may at the time be located, Stifel Financial, as the holder of the Common Securities, will have power to appoint one or more Persons (as defined in the Trust Agreement) either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such Trust Property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any Person into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee is a party, or any Person succeeding to all or substantially all the corporate trust business of such Trustee, will be the successor of such Trustee under the Trust Agreement, provided such Person is otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF STIFEL CAPITAL

     Stifel Capital may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any Person, except as described below. Stifel Capital may, at the request of Stifel Financial, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, the Property Trustee or the Delaware Trustee, merge with or into, consolidate, amalgamate, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of Stifel Capital with respect to the Preferred Securities, or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) Stifel Financial expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee in its capacity as the holder of the Subordinated Debentures, (iii) the Successor Securities are listed, or any Successor Securities will be listed upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed (including, if applicable, The Nasdaq Stock Market's National Market), if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (v) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, Stifel Financial has received an opinion from independent counsel to the effect that
(a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any

Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither Stifel Capital nor such successor entity will be required to register as an "investment company" under the Investment Company Act, and (vi) Stifel Financial owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee, the Indenture, the Subordinated Debentures, the Trust Agreement and the Expense Agreement. Notwithstanding the foregoing, Stifel Capital will not, except with the consent of holders of 100% in Liquidation Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other Person or permit any other Person to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger, replacement, conveyance, transfer or lease would cause Stifel Capital or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF TRUST AGREEMENT

     Except as provided below and under "Description of the Guarantee -- Amendments and Assignment" and as otherwise required by the Trust Act and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by Stifel Financial, the Property Trustee and the Administrative Trustees, without the consent of the holders of the Preferred Securities (i) with respect to acceptance of appointment by a successor trustee, (ii) to cure any ambiguity, correct or supplement any provisions in such Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement (provided such amendment is not inconsistent with the other provisions of the Trust Agreement), or (iii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as is necessary to ensure that Stifel Capital will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that Stifel Capital will not be required to register as an "investment company" under the Investment Company Act; provided, however, that in the case of clause (ii), such action may not adversely affect in any material respect the interests of any holder of Trust Securities, and any amendments of such Trust Agreement will become effective when notice thereof is given to the holders of Trust Securities. The Trust Agreement may be amended by the Trustees and Stifel Financial with (i) the consent of holders representing not less than a majority in the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) receipt by the Trustees of an opinion of counsel to the effect that such amendment or the exercise of any power granted to the Trustees in accordance with such amendment will not affect Stifel Capital's status as a grantor trust for United States federal income tax purposes or Stifel Capital's exemption from status as an "investment company" under the Investment Company Act. Notwithstanding anything in this paragraph to the contrary, without the consent of each holder of Trust Securities, the Trust Agreement may not be amended to (a) change the amount or timing of any Distribution on the Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Trust Securities as of a specified date, or (b) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     The Trustees will not, so long as any Subordinated Debentures are held by the Property Trustee, (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Subordinated Debentures will be due and payable, or (iv) consent to any amendment, modification or termination of the Indenture or the Subordinated Debentures, where such consent is required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture requires the consent of each holder of Subordinated Debentures affected thereby, no such consent will be given by the Property Trustee without the prior consent of each holder of the Preferred Securities. The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee will notify each holder of Preferred Securities of any notice of default with respect to the Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Trustees must obtain an opinion of counsel experienced in such matters to the effect that Stifel Capital will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

     No vote or consent of the holders of Preferred Securities will be required for Stifel Capital to redeem and cancel its Preferred Securities in accordance with the Trust Agreement.

     Notwithstanding the fact that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by Stifel Financial, the Trustees or any affiliate of Stifel Financial or any Trustee, will, for purposes of such vote or consent, be treated as if they were not outstanding.

PAYMENT AND PAYING AGENCY

     Payments in respect of the Preferred Securities will be made by check mailed to the address of the holder entitled thereto as such address will appear on the register of holders of the Preferred Securities. The paying agent for the Preferred Securities will initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and Stifel Financial. The paying agent for the Preferred Securities may resign as paying agent upon 30 days' written notice to the Property Trustee and Stifel Financial. In the event that the Property Trustee no longer is the paying agent for the Preferred Securities, the Administrative Trustees will appoint a successor (which must be a bank or trust company acceptable to the Administrative Trustees and Stifel Financial) to act as paying agent.

REGISTRAR AND TRANSFER AGENT

     The Property Trustee will act as the registrar and the transfer agent for the Preferred Securities. Registration of transfers of Preferred Securities will be effected without charge by or on behalf of Stifel Capital, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. Stifel Capital will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, upon the occurrence and during the continuance of an Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee will take such action as is directed by Stifel Financial and if not so directed, will take such action as it deems advisable and in the best interests of the holders of the Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to conduct the affairs of and to operate Stifel Capital in such a way that Stifel Capital will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified as an association taxable as a corporation for United States federal income tax purposes and so that the Subordinated Debentures will be treated as indebtedness of Stifel Financial for United States federal income tax purposes. Stifel Financial and the Administrative Trustees are authorized, in this connection, to take any action, not inconsistent with applicable law, the certificate of trust of Stifel Capital or the Trust Agreement, that Stifel Financial and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes.

     Holders of the Preferred Securities have no preemptive or similar rights.

     The Trust Agreement and the Preferred Securities will be governed by, and construed in accordance with, the internal laws of the State of Delaware.

                   DESCRIPTION OF THE SUBORDINATED DEBENTURES

     Concurrently with the issuance of the Preferred Securities, Stifel Capital will invest the proceeds thereof, together with the consideration paid by Stifel Financial for the Common Securities, in the Subordinated Debentures issued by Stifel Financial. The Subordinated Debentures will be issued as unsecured debt
under the Indenture, to be dated as of           , 1997 (the "Indenture"),
between Stifel Financial and State Street Bank and Trust Company, as trustee (the "Debenture Trustee"). The Indenture will be qualified as an indenture under the Trust Indenture Act. The following summary of the material terms and provisions of the Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture and to the Trust Indenture Act. Wherever particular defined terms of the Indenture are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     The Subordinated Debentures will be limited in aggregate principal amount to approximately $25,773,195 (or $29,639,175 if the option described under the heading "Underwriting" is exercised by the Underwriters), such amount being the sum of the aggregate stated Liquidation Amount of the Trust Securities. The
Subordinated Debentures will bear interest at the annual rate of    % of the
principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year (each, an "Interest Payment Date") beginning September 30, 1997, to the Person (as defined in the Indenture) in whose name each Subordinated Debenture is registered, subject to certain exceptions, at the close of business on the fifteenth day of the last month of the calendar quarter. It is anticipated that, until the liquidation, of Stifel Capital, the Subordinated Debentures will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay), with the same force and effect as if made on the date such payment was originally payable. Accrued interest that is not paid on the applicable Interest Payment Date will bear additional interest on the amount
thereof (to the extent permitted by law) at the rate per annum of    % thereof,
compounded quarterly. The term "interest," as used herein, includes quarterly interest payments, interest on quarterly interest payments not paid on the applicable Interest Payment Date and Additional Interest, as applicable.

     The Subordinated Debentures will mature on June 30, 2027 (such date, as it may be shortened or extended as hereinafter described, the "Stated Maturity"). Such date may be shortened at any time by Stifel Financial to any date not earlier than June 30, 2002. Such date may also be extended at any time at the election of Stifel Financial but in no event to a date later than June 30, 2036, provided that at the time such election is made and at the time of extension (i) Stifel Financial is not in bankruptcy, otherwise insolvent or in liquidation,
(ii) Stifel Financial is not in default in the payment of any interest or principal on the Subordinated Debentures, and (iii) Stifel Capital is not in arrears on payments of Distributions on the Preferred Securities and no deferred Distributions are accumulated. In the event that Stifel Financial elects to shorten or extend the Stated Maturity of the Subordinated Debentures, it will give notice thereof to the Debenture Trustee, Stifel Capital and to the holders of the Subordinated Debentures no more than 180 days and no less than 90 days prior to the effectiveness thereof. Stifel Financial will not have the right to purchase the Subordinated Debentures, in whole or in part, from Stifel Capital until after June 30, 2002, except if a Tax Event or an Investment Company Event has occurred and is continuing.

     The Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial. Because Stifel Financial is a holding company, the right of Stifel Financial to participate in any distribution of assets of any Subsidiary Bank, upon any such Subsidiary Bank's liquidation or reorganization or otherwise (and thus the ability of holders of the Subordinated Debentures to benefit indirectly from such distribution), is subject to the prior claim of creditors of such Subsidiary Bank, except to the extent that Stifel Financial may itself be recognized as a creditor of such Subsidiary Bank. The Subordinated Debentures will, therefore, be effectively subordinated to all existing and future liabilities of the Subsidiary Banks, and holders of Subordinated Debentures should look only to the assets of Stifel Financial for payments on the Subordinated Debentures. The Indenture does not limit the incurrence or issuance of other secured or unsecured debt of Stifel Financial, including Senior Debt, Subordinated Debt and Additional Senior Obligations, whether under the Indenture or any existing indenture or other indenture that Stifel Financial may enter into in the future or otherwise. See "-- Subordination."

     The Indenture does not contain provisions that afford holders of the Subordinated Debentures protection in the event of a highly leveraged transaction or other similar transaction involving Stifel Financial that may adversely affect such holders.

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     Stifel Financial has the right under the Indenture at any time during the term of the Subordinated Debentures, so long as no Debenture Event of Default has occurred and is continuing, to defer the payment of interest at any time, or from time to time (each, an "Extension Period"). The right to defer the payment of interest on the Subordinated Debentures is limited, however, to a period, in each instance, not exceeding 20 consecutive quarters and no Extension Period may extend beyond the Stated Maturity of the Subordinated Debentures. At the end of each Extension Period, Stifel Financial must pay all interest then accrued and
unpaid (together with interest thereon at the annual rate of    %, compounded
quarterly, to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of Subordinated Debentures (or the holders of Preferred Securities if such securities are then outstanding) will be required to accrue and recognize income for United States federal income tax purposes. See "Certain Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

     During any such Extension Period, Stifel Financial may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of Stifel Financial capital stock, (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of Stifel Financial that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by Stifel Financial of the debt securities of any subsidiary of Stifel Financial if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (iii) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities. Prior to the termination of any such Extension Period, Stifel Financial may further defer the payment of interest; provided that no Extension Period may exceed 20 consecutive quarters or extend beyond the Stated Maturity of the Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due on any Interest Payment Date, Stifel Financial may elect to begin a new Extension Period subject to the above requirements. No interest will be due and payable during an Extension Period, except at the end thereof. Stifel Financial has no present intention of exercising its rights to defer payments of interest on the Subordinated Debentures. Stifel Financial must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its election of such Extension Period at least two Business Days prior to the earlier of (i) the next succeeding date on which Distributions on the Trust Securities would have been payable except for the election to begin such Extension Period, or (ii) the date the Trust is required to give notice of the record date, or the date such Distributions are payable, to The Nasdaq Stock Market's National Market (or other applicable self-regulatory organization) or to holders of the Preferred Securities, but in any event at least one Business Day before such record date. Subject to the foregoing, there is no limitation on the number of times that Stifel Financial may elect to begin an Extension Period.

ADDITIONAL SUMS

     If Stifel Capital or the Property Trustee is required to pay any additional taxes, duties or other governmental charges as a result of the occurrence of a Tax Event, Stifel Financial will pay as additional amounts (referred to herein as "Additional Interest") on the Subordinated Debentures such additional amounts as may be required so that the net amounts received and retained by Stifel Capital after paying any such additional taxes, duties or other governmental charges will not be less than the amounts Stifel Capital would have received had such additional taxes, duties or other governmental charges not been imposed.

REDEMPTION OR EXCHANGE

     Stifel Financial will have the right to redeem the Subordinated Debentures prior to maturity (i) on or after June 30, 2002, in whole at any time or in part from time to time, or (ii) at any time in whole (but not in part), within 180 days following the occurrence of a Tax Event or an Investment Company Event, in each case at a redemption price equal to the accrued and unpaid interest on the Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof.

     "Tax Event" means the receipt by Stifel Capital of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities under the Trust Agreement, there is more than an insubstantial risk that (i) interest payable by Stifel Financial on the Subordinated Debentures is not, or within 90 days of the date of such opinion will not be, deductible by Stifel Financial, in whole or in part, for United States federal income tax purposes, (ii) Stifel Capital is, or will be within 90 days after the date of such opinion of counsel, subject to United States federal income tax with respect to income received or accrued on the Subordinated Debentures, or (iii) Stifel Capital is, or will be within 90 days after the date of such opinion of counsel, subject to more than a de minimis amount of other taxes, duties, assessments or other governmental charges. Stifel Financial must request and receive an opinion with regard to such matters within a reasonable period of time after it becomes aware of the possible occurrence of any of the events described in clauses (i) through (iii) above.

     "Investment Company Event" means the receipt by Stifel Capital of an opinion of counsel experienced in such matters to the effect that, as a result of the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, Stifel Capital is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the date of original issuance of the Preferred Securities.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Subordinated Debentures to be redeemed at its registered address. Unless Stifel Financial defaults in payment of the redemption price for the Subordinated Debentures, on and after the redemption date interest ceases to accrue on such Subordinated Debentures or portions thereof called for redemption.

     The Subordinated Debentures will not be subject to any sinking fund.

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of the Preferred Securities -- Liquidation Distribution Upon Termination," under certain circumstances involving the dissolution of Stifel Capital, the Subordinated Debentures may be distributed to the holders of the Preferred Securities in liquidation of Stifel Capital after satisfaction of liabilities to creditors of Stifel Capital as provided by applicable law. If the Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of Stifel Capital, Stifel Financial will use its best efforts to list the Subordinated Debentures on The Nasdaq Stock Market's National Market or such stock exchanges, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of any Subordinated Debentures that may be distributed to the holders of Preferred Securities.

RESTRICTIONS ON CERTAIN PAYMENTS

     If at any time (i) there has occurred a Debenture Event of Default, (ii) Stifel Financial is in default with respect to its obligations under the Guarantee, or (iii) Stifel Financial has given notice of its election of an Extension Period as provided in the Indenture with respect to the Subordinated Debentures and has not rescinded such notice, or such Extension Period, or any extension thereof, is continuing, Stifel Financial will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Stifel Financial capital stock, (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities of Stifel Financial that rank pari passu with or junior in interest to the Subordinated Debentures or make any guarantee payments with respect to any guarantee by Stifel Financial of the debt securities of any subsidiary of Stifel Financial if such guarantee ranks pari passu or junior in interest to the Subordinated Debentures (other than payments under the Guarantee), or (3) redeem, purchase or acquire less than all of the Subordinated Debentures or any of the Preferred Securities.

SUBORDINATION

     The Indenture provides that the Subordinated Debentures issued thereunder are subordinated and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceedings of Stifel Financial, the holders of Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial before the holders of Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

     In the event of the acceleration of the maturity of any Subordinated Debentures, the holders of all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of the Subordinated Debentures will be entitled to receive or retain any payment in respect of the principal of or interest on the Subordinated Debentures.

     No payments on account of principal or interest in respect of the Subordinated Debentures may be made if there has occurred and is continuing a default in any payment with respect to Senior Debt, Subordinated Debt or Additional Senior Obligations of Stifel Financial or an event of default with respect to any Senior Debt, Subordinated Debt or Additional Senior Obligations of Stifel Financial resulting in the acceleration of the maturity thereof, or if any judicial proceeding is pending with respect to any such default.

     "Debt" means, with respect to any Person, whether recourse is to all or a portion of the assets of such Person and whether or not contingent, (i) every obligation of such person for money borrowed, (ii) every obligation of such Person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses, (iii) every reimbursement obligation of such Person with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (iv) every obligation of such Person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business), (v) every capital lease obligation of such Person, and (vi) and every obligation of the type referred to in clauses (i) through (v) of another Person and all dividends of another Person the payment of which, in either case, such Person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior Debt" means, with respect to Stifel Financial, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Stifel Financial whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such obligations are not superior in right of payment to the Subordinated Debentures or to other Debt which is pari passu with, or subordinated to, the Subordinated Debentures; provided, however, that Senior Debt will not be deemed to include (i) any Debt of Stifel Financial which when incurred and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to Stifel Financial, (ii) any Debt of Stifel Financial to any of its subsidiaries, (iii) any Debt to any employee of Stifel Financial, (iv) any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business to the extent that payments made to the holders of such Debt by the holders of the Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject, and (v) Debt which constitutes Subordinated Debt.

     "Subordinated Debt" means, with respect to Stifel Financial, the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Stifel Financial whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on or prior to the date of the Indenture or thereafter incurred, which is by its terms expressly provided to be junior and subordinate to other Debt of Stifel Financial (other than the Subordinated Debentures).

     "Additional Senior Obligations" means, with respect to Stifel Financial, all indebtedness, whether incurred on or prior to the date of the Indenture or thereafter incurred, for claims in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; provided, however, that Additional Senior Obligations do not include claims in respect of Senior Debt or Subordinated Debt or obligations which, by their terms, are expressly stated to be not superior in right of payment to the Subordinated Debentures or to rank pari passu in right of payment with the Subordinated Debentures. "Claim," as used herein, has the meaning assigned thereto in Section 101(4) of the United States Bankruptcy Code of 1978, as amended.

     The Indenture places no limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by Stifel Financial. Stifel Financial expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations. As of March 27, 1997, Stifel Financial had aggregate Senior Debt, Subordinated Debt and Additional Senior Obligations of approximately $176.4 million. Because Stifel Financial is a holding company, the Subordinated Debentures are effectively subordinated to all existing and future liabilities of Stifel Financial subsidiaries, including obligations to depositors of the Subsidiary Banks.

PAYMENT AND PAYING AGENTS

     Payment of principal of and any interest on the Subordinated Debentures will be made at the office of the Debenture Trustee in New York, New York, except that, at the option of Stifel Financial, payment of any interest may be made (i) by check mailed to the address of the Person entitled thereto as such address appears in the register of holders of the Subordinated Debentures, or
(ii) by transfer to an account maintained by the Person entitled thereto as specified in the register of holders of the Subordinated Debentures, provided that proper transfer instructions have been received by the regular record date. Payment of any interest on Subordinated Debentures will be made to the Person in whose name such Subordinated Debenture is registered at the close of business on the regular record date for such interest, except in the case of defaulted interest. Stifel Financial may at any time designate additional paying agents for the Subordinated Debentures or rescind the designation of any paying agent for the Subordinated Debentures; however, Stifel Financial will at all times be required to maintain a paying agent in New York, New York and each place of payment for the Subordinated Debentures.

     Any moneys deposited with the Debenture Trustee or any paying agent for the Subordinated Debentures, or then held by Stifel Financial in trust, for the payment of the principal of or interest on the Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable will be repaid to Stifel Financial on May 31 of each year or (if then held in trust by Stifel Financial) will be discharged from such trust and the holder of such Subordinated Debenture will thereafter look, as a general unsecured creditor, only to Stifel Financial for payment thereof.

REGISTRAR AND TRANSFER AGENT

     The Debenture Trustee will act as the registrar and the transfer agent for the Subordinated Debentures. Subordinated Debentures may be presented for registration of transfer (with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed), in New York, New York or at the office of the registrar in Boston, Massachusetts. Stifel Financial may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts; provided that Stifel Financial maintains a transfer agent in New York, New York. Stifel Financial may at any time designate additional transfer agents with respect to the Subordinated Debentures. In the event of any redemption, neither Stifel Financial nor the Debenture Trustee will be required to (i) issue, register the transfer of or exchange Subordinated Debentures during a period beginning at the opening of business 15 days before the day of selection for redemption of Subordinated Debentures and ending at the close of business on the day of mailing of the relevant notice of redemption, or (ii) transfer or exchange any Subordinated Debentures so selected for redemption, except, in the case of any Subordinated Debentures being redeemed in part, any portion thereof not to be redeemed.

MODIFICATION OF INDENTURE

     Stifel Financial and the Debenture Trustee may, from time to time without the consent of the holders of the Subordinated Debentures, amend, waive or supplement the Indenture for specified purposes, including, among other things, curing ambiguities, defects or inconsistencies and qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act. The Indenture contains provisions permitting Stifel Financial and the Debenture Trustee, with the consent of the holders of not less than a majority in principal amount of the outstanding Subordinated Debentures, to modify the Indenture; provided, that no such modification may, without the consent of the holder of each outstanding Subordinated Debenture affected by such proposed modification, (i) extend the fixed maturity of the Subordinated Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or (ii) reduce the percentage of principal amount of Subordinated Debentures, the holders of which are required to consent to any such modification of the Indenture; provided that so long as any of the Preferred Securities remain outstanding, no such modification may be made that requires the consent of the holders of the Subordinated Debentures, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default may be effective, without the prior consent of the holders of at least a majority of the aggregate Liquidation Amount of the Preferred Securities and that if the consent of the holder of each

Subordinated Debenture is required, such modification will not be effective until each holder of Trust Securities has consented thereto.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Subordinated Debentures that has occurred and is continuing constitutes an event of default (each, a "Debenture Event of Default") with respect to the Subordinated Debentures:

          (i) failure for 30 days to pay any interest on the Subordinated Debentures, when due (subject to the deferral of any due date in the case of an Extension Period); or

          (ii) failure to pay any principal on the Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

          (iii) failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to Stifel Financial from the Debenture Trustee or the holders of at least 25% in aggregate outstanding principal amount of the Subordinated Debentures; or

          (iv) certain events in bankruptcy, insolvency or reorganization of Stifel Financial.

     The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee. The Debenture Trustee, or the holders of not less than 25% in aggregate outstanding principal amount of the Subordinated Debentures, may declare the principal due and payable immediately upon a Debenture Event of Default. The holders of a majority in aggregate outstanding principal amount of the Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee. Should the holders of the Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities will have such right.

     Stifel Financial is required to file annually with the Debenture Trustee a certificate as to whether or not Stifel Financial is in compliance with all the conditions and covenants applicable to it under the Indenture.

     If a Debenture Event of Default has occurred and is continuing, the Property Trustee will have the right to declare the principal of and the interest on such Subordinated Debentures, and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to such Subordinated Debentures.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF THE PREFERRED SECURITIES

     If a Debenture Event of Default has occurred and is continuing and such event is attributable to the failure of Stifel Financial to pay interest on or principal of the Subordinated Debentures on the payment date on which such payment is due and payable, then a holder of Preferred Securities may institute a legal proceeding directly against Stifel Financial for enforcement of payment to such holder of the principal of or interest on such Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Preferred Securities of such holder (a "Direct Action"). In connection with such Direct Action, Stifel Financial will have a right of set-off under the Indenture to the extent of any payment made by Stifel Financial to such holder of Preferred Securities in the Direct Action. Stifel Financial may not amend the Indenture to remove the foregoing right to bring a Direct Action without the prior written consent of the holders of all of the Preferred Securities. If the right to bring a Direct Action is removed, Stifel Capital may become subject to the reporting obligations under the Exchange Act. Stifel Financial has the right under the Indenture to set-off any payment made to such holder of Preferred Securities by Stifel Financial in connection with a Direct Action.

     The holders of the Preferred Securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the Subordinated Debentures unless there has been an Event of Default under the Trust Agreement. See "Description of the Preferred Securities--Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     Stifel Financial may not consolidate with or merge into any other Person or convey or transfer its properties and assets substantially as an entirety to any Person, and any Person may not consolidate with or merge into Stifel Financial or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to Stifel Financial, unless (i) in the event Stifel Financial consolidates with or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any State or the District of Columbia, and such successor Person expressly assumes by supplemental indenture Stifel Financial obligations on the Subordinated Debentures issued under the Indenture, (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, has occurred and is continuing, and (iii) certain other conditions as prescribed in the Indenture are met.

SATISFACTION AND DISCHARGE

     The Indenture will cease to be of further effect (except as to Stifel Financial obligations to pay certain sums due pursuant to the Indenture and to provide certain officers' certificates and opinions of counsel described therein) and Stifel Financial will be deemed to have satisfied and discharged the Indenture when, among other things, all Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year or are to be called for redemption within one year, and Stifel Financial deposits or causes to be deposited with the Debenture Trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the Subordinated Debentures not previously delivered to the Debenture Trustee for cancellation, for the principal and interest to the date of the deposit or to the Stated Maturity or redemption date, as the case may be.

GOVERNING LAW

     The Indenture and the Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Missouri.

INFORMATION CONCERNING THE DEBENTURE TRUSTEE

     The Debenture Trustee has and is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

MISCELLANEOUS

     Stifel Financial has agreed, pursuant to the Indenture, for so long as Trust Securities remain outstanding, (i) to maintain directly or indirectly 100% ownership of the Common Securities of Stifel Capital (provided that certain successors which are permitted pursuant to the Indenture may succeed to Stifel Financial ownership of the Common Securities), (ii) not to voluntarily terminate, wind up or liquidate Stifel Capital, and (a) in connection with a distribution of Subordinated Debentures to the holders of the Preferred Securities in liquidation of Stifel Capital, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, and (iii) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause Stifel Capital to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

                          DESCRIPTION OF THE GUARANTEE

     The Preferred Securities Guarantee Agreement (the "Guarantee") will be executed and delivered by Stifel Financial concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Guarantee Trustee will act as indenture trustee under the Guarantee for purposes of complying with the provisions of the Trust Indenture Act. The Guarantee Trustee, State Street Bank and Trust Company, will hold the Guarantee for the benefit of the holders of the Preferred Securities. The following summary of the material terms and provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee and the Trust Indenture Act. Wherever particular defined terms of the Guarantee are referred to, but not defined herein, such defined terms are incorporated herein by reference. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

GENERAL

     Stifel Financial will, pursuant to the Guarantee, irrevocably agree to pay in full on a subordinated basis, to the extent set forth therein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that Stifel Capital may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of Stifel Capital (the "Guarantee Payments"), will be subject to the Guarantee: (i) any accrued and unpaid Distributions required to be paid on the Preferred Securities, to the extent that Stifel Capital has funds available therefor at such time, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that Stifel Capital has funds available therefor at such time, and (iii) upon a voluntary or involuntary dissolution, winding up or liquidation of Stifel Capital (other than in connection with the distribution of Subordinated Debentures to the holders of Preferred Securities or a redemption of all of the Preferred Securities), the lesser of (a) the amount of the Liquidation Distribution, to the extent Stifel Capital has funds available therefor at such time, and (b) the amount of assets of Stifel Capital remaining available for distribution to holders of Preferred Securities in liquidation of Stifel Capital. The obligation of Stifel Financial to make a Guarantee Payment may be satisfied by direct payment of the required amounts by Stifel Financial to the holders of the Preferred Securities or by causing Stifel Capital to pay such amounts to such holders.

     The Guarantee will not apply to any payment of Distributions except to the extent Stifel Capital has funds available therefor. If Stifel Financial does not make interest payments on the Subordinated Debentures held by Stifel Capital, Stifel Capital will not pay Distributions on the Preferred Securities and will not have funds legally available therefor.

STATUS OF THE GUARANTEE

     The Guarantee will constitute an unsecured obligation of Stifel Financial and will rank subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial in the same manner as the Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt, Subordinated Debt or Additional Senior Obligations that may be incurred by Stifel Financial. Stifel Financial expects from time to time to incur additional indebtedness constituting Senior Debt, Subordinated Debt and Additional Senior Obligations.

     The Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against Stifel Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against any other Person). The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by Stifel Capital or upon distribution of the Subordinated Debentures to the holders of the Preferred Securities. Because Stifel Financial is a holding company, the right of Stifel Financial to participate in any distribution of assets of any Subsidiary Bank upon such Subsidiary Bank's liquidation or reorganization or otherwise is subject to the prior claims of creditors of that Subsidiary Bank, except to the extent Stifel Financial may itself be recognized as a creditor of that Subsidiary Bank. Stifel Financial obligations under the Guarantee, therefore, will be effectively subordinated to all existing and future liabilities of Stifel Financial subsidiaries, and claimants should look only to the assets of Stifel Financial for payments thereunder.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. See "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement." All guarantees and agreements contained in the Guarantee will bind the successors, assigns, receivers, trustees and representatives of Stifel Financial and will inure to the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur upon the failure of Stifel Financial to perform any of its payment or other obligations thereunder. The holders of not less than a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     Any holder of Preferred Securities may institute a legal proceeding directly against Stifel Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against Stifel Capital, the Guarantee Trustee or any other Person.

     Stifel Financial, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not Stifel Financial is in compliance with all the conditions and covenants applicable to it under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by Stifel Financial in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to such provisions, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of any Preferred Securities, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

TERMINATION OF THE GUARANTEE

     The Guarantee will terminate and be of no further force and effect upon (a) full payment of the Redemption Price of the Preferred Securities, (b) full payment of the amounts payable upon liquidation of Stifel Capital, or (c) distribution of the Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under such Preferred Securities or the Guarantee.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of Missouri.

EXPENSE AGREEMENT

     Stifel Financial will, pursuant to the Agreement as to Expenses and Liabilities entered into by it under the Trust Agreement (the "Expense Agreement"), irrevocably and unconditionally guarantee to each person or entity to whom Stifel Capital becomes indebted or liable, the full payment of any costs, expenses or liabilities of Stifel Capital, other than obligations of Stifel Capital to pay to the holders of the Preferred Securities or other similar interests in Stifel Capital of the amounts due such holders pursuant to the terms of the Preferred Securities or such other similar interests, as the case may be. Third party creditors of Stifel Capital may proceed directly against Stifel Financial under the Expense Agreement, regardless of whether such creditors had notice of the Expense Agreement.

                  RELATIONSHIP AMONG THE PREFERRED SECURITIES,
                 THE SUBORDINATED DEBENTURES AND THE GUARANTEE

FULL AND UNCONDITIONAL GUARANTEE

     Payments of Distributions and other amounts due on the Preferred Securities (to the extent Stifel Capital has funds available for the payment of such Distributions) are irrevocably guaranteed by Stifel Financial as and to the extent set forth under "Description of the Guarantee." Stifel Financial and Stifel Capital believe that, taken together, the obligations of Stifel Financial under the Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of Distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of Stifel Capital under the Preferred Securities. If and to the extent that Stifel Financial does not make payments on the Subordinated Debentures, Stifel Capital will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when Stifel Capital does not have sufficient funds to pay such Distributions. In such event, the remedy of a holder of Preferred Securities is to institute a legal proceeding directly against Stifel Financial for enforcement of payment of such Distributions to such holder. The obligations of Stifel Financial under the Guarantee are subordinate and junior in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial.

SUFFICIENCY OF PAYMENTS

     As long as payments of interest and other payments are made when due on the Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Subordinated Debentures will be equal to the sum of the aggregate stated Liquidation Amount of the Trust Securities, (ii) the interest rate and interest and other payment dates on the Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities, (iii) Stifel Financial will pay for all and any costs, expenses and liabilities of Stifel Capital (except the obligations of Stifel Capital to holders of the Preferred Securities), and (iv) the Trust Agreement further provides that Stifel Capital will not engage in any activity that is not consistent with the limited purposes of Stifel Capital.

ENFORCEMENT RIGHTS OF HOLDERS OF PREFERRED SECURITIES

     A holder of any Preferred Security may institute a legal proceeding directly against Stifel Financial to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, Stifel Capital or any other Person. A default or event of default under any Senior Debt, Subordinated Debt or Additional Senior Obligations of Stifel Financial would not constitute a default or Event of Default. In the event, however, of payment defaults under, or acceleration of, Senior Debt, Subordinated Debt or Additional Senior Obligations of Stifel Financial, the subordination provisions of the Indenture provide that no payments may be made in respect of the Subordinated Debentures until such Senior Debt, Subordinated Debt or Additional Senior Obligations has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on the Subordinated Debentures would constitute an Event of Default.

LIMITED PURPOSE OF STIFEL CAPITAL

     The Preferred Securities evidence a preferred undivided beneficial interest in the assets of Stifel Capital. Stifel Capital exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of Stifel Capital, (ii) investing the gross proceeds of the Trust Securities in the Subordinated Debentures issued by Stifel Financial, and (iii) engaging in only those other activities necessary, advisable, or incidental thereto. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Subordinated Debenture is that a holder of a Subordinated Debenture is entitled to receive from Stifel Financial the principal amount of and interest accrued on Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions from Stifel Capital (or from Stifel Financial under the Guarantee) if and to the extent Stifel Capital has funds available for the payment of such Distributions.

RIGHTS UPON TERMINATION

     Upon any voluntary or involuntary termination, winding-up or liquidation of Stifel Capital involving the liquidation of the Subordinated Debentures, the holders of the Preferred Securities will be entitled to receive, out of assets held by Stifel Capital, the Liquidation Distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution Upon Termination." Upon any voluntary or involuntary liquidation or bankruptcy of Stifel Financial, the Property Trustee, as holder of the Subordinated Debentures, would be a subordinated creditor of Stifel Financial, subordinated in right of payment to all Senior Debt, Subordinated Debt and Additional Senior Obligations of Stifel Financial (as set forth in the Indenture), but entitled to receive payment in full of principal and interest before any shareholders of Stifel Financial receive payments or distributions. Since Stifel Financial is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of Stifel Capital (other than the obligations of Stifel Capital to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of the Subordinated Debentures relative to other creditors and to shareholders of Stifel Financial in the event of liquidation or bankruptcy of Stifel Financial are expected to be substantially the same.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     The following is a summary of the material United States federal income tax considerations that may be relevant to the purchasers of Preferred Securities which has been passed upon by Bryan Cave LLP, counsel to Stifel Financial and Stifel Capital insofar as it relates to matters of law and legal conclusions. The conclusions expressed herein are based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), regulations thereunder and current administrative rulings and court decisions, all of which are subject to change at any time, with possible retroactive effect. Subsequent changes may cause tax consequences to vary substantially from the consequences described below. Furthermore, the authorities on which the following summary is based are subject to various interpretations, and it is therefore possible that the United States federal income tax treatment of the purchase, ownership, and disposition of Preferred Securities may differ from the treatment described below.

     No attempt has been made in the following discussion to comment on all United States federal income tax matters affecting purchasers of Preferred Securities. Moreover, the discussion generally focuses on holders of Preferred Securities who are individual citizens or residents of the United States and who acquire Preferred Securities on their original issue at their offering price and hold Preferred Securities as capital assets. The discussion has only limited application to dealers in securities, corporations, estates, trusts or nonresident aliens and does not address all the tax consequences that may be relevant to holders who may be subject to special tax treatment, such as, for example, banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, or persons that will hold the Preferred Securities as a position in a "straddle," as part of a "synthetic security" or "hedge," as part of a "conversion transaction" or other integrated investment, or as other than a capital asset. The following summary also does not address the tax consequences to persons that have a functional currency other than the U.S. dollar or the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities. Further, it does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may be applicable to the Preferred Securities. Accordingly, each prospective investor should consult, and should rely exclusively on, such investor's own tax advisors in analyzing the federal, state, local and foreign tax consequences of the purchase, ownership or disposition of Preferred Securities.

CLASSIFICATION OF THE SUBORDINATED DEBENTURES

     Stifel Financial intends to take the position that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of Stifel Financial under current law, and, by acceptance of a Preferred Security, each holder covenants to treat the Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership interest in the Subordinated Debentures. No assurance can be given, however, that such position of Stifel Financial will not be challenged by the Internal Revenue Service or, if challenged, that such a challenge will not be successful. The remainder of this discussion assumes that the Subordinated Debentures will be classified for United States federal income tax purposes as indebtedness of Stifel Financial.

CLASSIFICATION OF STIFEL CAPITAL

     Under current law and assuming full compliance with the terms of the Trust Agreement and Indenture (and certain other documents described herein), Stifel Capital will be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation. Accordingly, for United States federal income tax purposes, each holder of Preferred Securities generally will be treated as owning an undivided beneficial interest in the Subordinated Debentures, and upon the occurrence of an Extension Period each holder will be required to include in his gross income any original issue discount ("OID") accrued with respect to its allocable share of the Subordinated Debentures whether or not cash is actually distributed to such holder.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

     Under recently issued Treasury regulations (the "Regulations"), a debt instrument will be deemed to be issued with OID if there is more than a "remote" contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by Stifel Financial of its option to defer the payment of stated interest on the Subordinated Debentures would prevent Stifel Financial from declaring dividends on any class of equity, Stifel Financial believes that the likelihood of its exercising the option is "remote" within the meaning of the Regulations. As a result, Stifel Financial intends to take the position that the Subordinated Debentures will not be deemed to be issued with OID. Accordingly, based on this position, stated interest payments on the Subordinated Debentures will be includible in the ordinary income of a holder at the time that such payments are paid or accrued in accordance with the holder's regular method of accounting. Because the Regulations have not yet been addressed in any published rulings or other published interpretations issued by the Internal Revenue Service, it is possible that the Internal Revenue Service could take a position contrary to the position taken by Stifel Financial.

     If the Company were to exercise its option to defer the payment of stated interest on the Subordinated Debentures, the Subordinated Debentures would be treated, solely for purpose of the OID rules, as being "re-issued" at such time with OID. Under these rules, a holder of the Subordinated Debentures would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held even though the Company would not be making any actual cash payments during the extended interest payment period. The amount of interest income includible in the taxable income of a holder of the

Subordinated Debentures would be determined on the basis of a constant yield method over the remaining term of the instrument and the actual receipt of future payments of stated interest on the Subordinated Debentures would no longer be separately reported as taxable income. The amount of OID that would accrue, in the aggregate, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of such period. Any OID included in income would increase the holder's adjusted tax basis in the Subordinated Debentures and the holder's actual receipt of interest payments would reduce such basis.

     Because income on the Preferred Securities will constitute interest income for United States federal income tax purposes, corporate holders of Preferred Securities will not be entitled to claim a dividends received deduction in respect of such income.

MARKET DISCOUNT AND ACQUISITION PREMIUM

     Holders of Preferred Securities other than a holder who purchased the Preferred Securities upon original issuance may be considered to have acquired their undivided interests in the Subordinated Debentures with "market discount" or "acquisition premium" as such phrases are defined for United States federal income tax purposes. Such holders are advised to consult their tax advisors as to the income tax consequences of the acquisition, ownership and disposition of the Preferred Securities.

RECEIPT OF SUBORDINATED DEBENTURES OR CASH UPON LIQUIDATION OF STIFEL CAPITAL

     Under certain circumstances, as described under "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination," the Subordinated Debentures may be distributed to holders of Preferred Securities upon a liquidation of Stifel Capital. Under current United States federal income tax law, such a distribution would be treated as a nontaxable event to each such holder and would result in such holder having an adjusted tax basis in the Subordinated Debentures received in the liquidation equal to such holder's adjusted tax basis in the Preferred Securities immediately before the distribution. A holder's holding period in the Subordinated Debentures so received in liquidation of Stifel Capital would include the period for which such holder held the Preferred Securities.

     If, however, a Tax Event occurs which results in Stifel Capital being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to holders of the Preferred Securities. Under certain circumstances described herein, the Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders in redemption of their Preferred Securities. Under current law, such a redemption would, for United States federal income tax purposes, constitute a taxable disposition of the redeemed Preferred Securities, and a holder would recognize gain or loss as if the holder sold such Preferred Securities for cash. See "Description of the Preferred Securities -- Redemption or Exchange" and "-- Liquidation Distribution Upon Termination."

DISPOSITION OF PREFERRED SECURITIES

     Upon the sale of the Preferred Securities, a holder will recognize gain or loss in an amount equal to the difference between his adjusted tax basis in the Preferred Securities and the amount realized in the sale (except to the extent of any amount received in respect of accrued but unpaid interest not previously included in income). A holder's adjusted tax basis in the Preferred Securities generally will be its initial purchase price increased by OID (if any) previously includible in the holder's gross income to the date of disposition and decreased by payments (if any) received on the Preferred Securities in respect of OID (if any) to the date of disposition. Such gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if the Preferred Securities have been held for more than one year at the time of sale.

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest (or OID if the Subordinated Debentures are treated as having been issued, or reissued, with OID) with respect to the underlying Subordinated Debentures. A holder who disposes of his Preferred Securities will be required to include in ordinary income (i) any portion of the amount realized that is attributable to such accrued but unpaid interest to the extent not previously included in income, or (ii) any amount of OID, in either case, that has accrued on his pro rata share of the underlying Subordinated Debentures during the taxable year of sale through the date of disposition. Any such income inclusion will increase the holder's adjusted tax basis in his Preferred Securities disposed of. To the extent that the amount realized in the sale is less than the holder's adjusted tax basis, a holder will recognize a capital loss. Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

EFFECT OF PROPOSED CHANGES IN TAX LAWS

     On March 19, 1996, President Clinton proposed certain tax law changes that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations issued on or after December 7, 1995 (the "1996 Proposed Legislation") if such debt obligations have a maximum term in excess of 20 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. On March 29, 1996, Senate Finance Committee Chairman William V. Roth, Jr. and House Ways and Means Committee Chairman Bill Archer issued a joint statement (the "Joint Statement") indicating their intent that certain legislative proposals initiated by the Clinton administration, including the 1996 Proposed Legislation, that may be adopted by either of the tax-writing committees of Congress would have an effective date that is no earlier than the date of "appropriate Congressional action." In addition, subsequent to the publication of the Joint Statement, Senator Daniel Patrick Moynihan and Representatives Sam. M. Gibbons and Charles B. Rangel wrote letters to Treasury Department officials concurring with the views expressed in the Joint Statement. Neither the 1996 Proposed Legislation nor similar legislation was enacted during the 104th Congress. On February 6, 1997, President Clinton proposed in the administration's fiscal year 1998 budget certain tax law changes (the "1997 Proposed Legislation") that would, among other things, generally deny corporate issuers a deduction for interest or OID in respect of certain debt obligations if such debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer's applicable consolidated balance sheet. The 1997 Proposed Legislation also contains a provision that would deny a deduction to corporate issuers for interest or OID with respect to debt instruments that have a maximum term of more than 40 years (including rights to extend, renew or relend), or are payable in stock of the issuer or a related party. The U.S. Treasury Department's summary of the 1997 Proposed Legislation states that the above provisions regarding the deduction of interest would generally be effective for instruments issued on or after the date of first Congressional committee action with respect to the 1997 Proposed Legislation. The Ways and Means Committee began a full committee hearing on the President's fiscal 1998 budget on February 11, 1997. There can be no assurance that the effective date guidance in the 1997 Proposed Legislation will be adopted if the proposed change to the tax law is enacted, or that other legislation enacted after the date hereof will not otherwise adversely affect the ability of the Company to deduct the interest payable on the Subordinated Debentures. Consequently, there can be no assurance that a Tax Event will not occur. A Tax Event would permit the Company to cause a redemption of the Preferred Securities before, as well as after, June 30, 2002. See "Description of the Subordinated Debentures -- Redemption or Exchange" and "Description of the Preferred Securities -- Redemption or Exchange -- Tax Event Redemption or Investment Company Event Redemption."

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The amount of OID accrued on the Preferred Securities held of record by individual citizens or residents of the United States, or certain trusts, estates, and partnerships, will be reported to the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders of Preferred Securities by January 31 following each calendar year. Payments made on, and proceeds from the sale of, the Preferred Securities may be subject to a "backup" withholding tax (currently at 31%) unless the holder complies with certain identification and other requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against the holder's United States federal income tax liability, provided the required information is provided to the Internal Revenue Service.

     THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE

DEPENDING UPON THE PARTICULAR SITUATION OF A HOLDER OF PREFERRED SECURITIES. HOLDERS OF PREFERRED SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PREFERRED SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

                              ERISA CONSIDERATIONS

     Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code ("Plans"), generally may purchase Preferred Securities, subject to the investing fiduciary's determination that the investment in Preferred Securities satisfies ERISA's fiduciary standards and other requirements applicable to investments by the Plan.

     In any case, Stifel Financial and/or any of its affiliates may be considered a "party in interest" (within the meaning of ERISA) or a "disqualified person" (within the meaning of Section 4975 of the Code) with respect to certain plans (generally, Plans maintained or sponsored by, or contributed to by, any such persons with respect to which Stifel Financial or an affiliate is a fiduciary or Plans for which Stifel Financial or an affiliate provides services). The acquisition and ownership of Preferred Securities by a Plan (or by an individual retirement arrangement or other Plans described in Section 4975(e)(1) of the Code) with respect to which Stifel Financial or any of its affiliates is considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption.

     As a result, Plans with respect to which Stifel Financial or any of its affiliates is a party in interest or a disqualified person should not acquire Preferred Securities unless such Preferred Securities are acquired pursuant to and in accordance with an applicable exemption. Any other Plans or other entities whose assets include Plan assets subject to ERISA or Section 4975 of the Code proposing to acquire Preferred Securities should consult with their own counsel.

                                  UNDERWRITING

     The Underwriters named below, represented by                (the
"Representative"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, to purchase from Stifel Capital the number of Preferred Securities set forth opposite their respective names below. The several Underwriters have agreed in the Underwriting Agreement, subject to the terms and conditions set forth therein, to purchase all the Preferred Securities offered hereby if any of the Preferred Securities are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

                        UNDERWRITER                          NUMBER OF PREFERRED SECURITIES
                        -----------                          ------------------------------
Stifel, Nicolaus & Company, Incorporated....................

                                                                      ------------
     Total..................................................          $
                                                                      ============

     The Representative has advised Stifel Capital that it proposes initially to offer the Preferred Securities to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price
less a concession not in excess of $     per Preferred Security. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $     per Preferred Security to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Subordinated Debentures of Stifel Financial, the Underwriting Agreement provides that Stifel Financial will pay as compensation to the Underwriters arranging the investment therein of such
proceeds, an amount in immediately available funds of $     per Preferred
Security (or $     in the aggregate) for the accounts of the several
Underwriters.

     Stifel Capital has granted the Underwriters an option to purchase up to an additional 375,000 Preferred Securities at the initial public offering price. Such option, which expires 30 days from the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of the additional Preferred Securities that the number of Preferred Securities to be purchased initially by the Underwriter is of the 2,500,000 Preferred Securities initially purchased by the Underwriters.

     To the extent that the Underwriters exercise their option to purchase additional Preferred Securities, Stifel Capital will issue and sell to Stifel Financial additional Common Securities in such aggregate Liquidation Amount as is required for Stifel Financial to continue to hold Common Securities in an aggregate Liquidation Amount equal to at least 3% of the total capital of Stifel Capital and Stifel Financial will issue and sell to Stifel Capital Subordinated Debentures in an aggregate principal amount equal to the total aggregate Liquidation Amount of the additional Preferred Securities being purchased pursuant to the option and the additional Common Securities.

     In connection with the offering of the Preferred Securities, the Underwriters and any selling group members and their respective affiliates may engage in transactions effected in accordance with Rule 104 of the Securities and Exchange Commission's Regulation M that are intended to stabilize, maintain or otherwise affect the market price of the Preferred Securities. Such transactions may include over-allotment transactions in which the Underwriters create a short position for their own account by selling more Preferred Securities than they are committed to purchase from the Trust. In such a case, to cover all or part of the short position, the Underwriters may exercise the over-allotment option described above or may purchase Preferred Securities in the open market following completion of the initial offering of the Preferred Securities. The Underwriters also may engage in stabilizing transactions in which they bid for, and purchase, shares of the Preferred Securities at a level above that which might otherwise prevail in the open market for the purpose of preventing or retarding a decline in the market price of the Preferred Securities. The Underwriters also may reclaim any selling concessions allowed to an Underwriter or dealer if the Underwriters repurchase shares distributed by that Underwriter or dealer. Any of the foregoing transactions may result in the maintenance of a price for the Preferred Securities at a level above that which might otherwise prevail in the open market. Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Preferred Securities. The Underwriters are not required to engage in any of the foregoing transactions and, if commenced, such transactions may be discontinued at any time without notice.

     During a period of 180 days from the date of this Prospectus, neither Stifel Capital nor Stifel Financial will, subject to certain exceptions, without the prior written consent of the Representative, directly or indirectly, sell, offer to sell, grant any option for sale of, or otherwise dispose of, any Preferred Securities, any security convertible into or exchangeable into or exercisable for Preferred Securities or Subordinated Debentures or any debt securities substantially similar to the Subordinated Debentures or equity securities substantially similar to the Preferred Securities (except for Subordinated Debentures and the Preferred Securities offered hereby).

     An application will be made to have the Preferred Securities approved for listing on the NYSE, subject to official notice of issuance, under the symbol "SFPr." Prior to the Offering, there has been no public market for the Preferred Securities. To meet one of the requirements for listing the Preferred Securities on the NYSE, the Underwriters will undertake to sell Preferred Securities to a minimum of 400 beneficial holders. There can be no assurance made as to the liquidity of such Preferred Securities or that an active and liquid trading market will develop or, if developed, that it will continue. The offering price and distribution rate have been determined by negotiations among representatives of Stifel Financial and the Underwriters, and the offering price of the Preferred Securities may not be indicative of the market price following the Offering. The Representative will have no obligation to make a market in the Preferred Securities, however, and may cease market-making activities, if commenced, at any time.

     Stifel Capital and Stifel Financial have agreed to indemnify the Underwriters against, or contribute to payments that the Underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act.

     Stifel, Nicolaus, a wholly-owned subsidiary of the Company, is also an Underwriter. Therefore, the underwriting arrangements for the offering will comply with Conduct Rule 2720 (formerly Schedule E to the By-Laws) of the NASD ("Rule 2720"), which provides that, among other things, when an NASD member participates in the underwriting of an affiliate's equity securities, the initial public offering price can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. In accordance
with this requirement,                   has served in such role and has
recommended a price in compliance with the requirements of Rule 2720. In
connection with the offering,                   in its role as qualified
independent underwriter has performed due diligence investigations and reviewed and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. In addition, the Underwriters may not confirm sales to any discretionary account without the prior specific written approval of the customer.

                             VALIDITY OF SECURITIES

     Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the formation of Stifel Capital will be passed upon by Richards, Layton & Finger, special Delaware counsel to Stifel Financial and Stifel Capital. Certain legal matters for Stifel Financial and Stifel Capital, including the validity of the Guarantee and the Subordinated Debentures will be passed upon for Stifel Financial and Stifel Capital by Bryan Cave LLP, St. Louis, Missouri, counsel to Stifel Financial and Stifel Capital. John J. Goebel, a partner of Bryan Cave LLP, is a director of Stifel Financial and owns 1,274 shares of Stifel Financial's common stock and options to purchase 6,381 shares of common stock. Bryan Cave LLP from time to time serves as legal counsel to [several of] the Underwriters, including Stifel, Nicolaus. Certain legal matters will be
passed upon for the Underwriters by                   . Bryan Cave LLP and
                  will rely upon the opinion of Richards, Layton & Finger as to matters of Delaware law. Certain matters relating to United States federal income tax considerations will be passed upon for Stifel Financial by Bryan Cave LLP.

                                    EXPERTS

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K and Annual Report to Security Holders for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The financial statements and the related financial statement schedules incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K and Annual Report to Security Holders for the years ended December 31, 1995 and 1994 have been audited by Coopers & Lybrand L.L.P., independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, previously filed by Stifel Financial with the Securities and Exchange Commission pursuant to Section 13 of the Exchange Act, are incorporated herein by reference:

          (a) Stifel Financial's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Form 10-K") (included as Appendix A hereto); and

          (b) Stifel Financial's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (included as Appendix B hereto).

     In addition, the following portions of Stifel Financial's 1996 Annual Report to Stockholders are incorporated herein by reference (and are included as Exhibit 13 to the 1996 Form 10-K, included as Appendix A hereto):

          (a) Management's discussion and analysis of financial condition and results of operations (Management's Financial Discussion); and

          (b) Audited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Stockholders' Equity, Consolidated Statements of Cash Flows, Notes to Consolidated Financial Statements.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     STIFEL FINANCIAL WILL PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS WHICH ARE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS). WRITTEN REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE OFFICE OF THE SECRETARY, STIFEL

FINANCIAL CORP., 500 NORTH BROADWAY, ST. LOUIS, MISSOURI 63102. TELEPHONE REQUESTS MAY BE DIRECTED TO (314) 342-2000.

                             AVAILABLE INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") filed by Stifel Financial and Stifel Capital with the Commission under the Securities Act, with respect to the Preferred Securities and the Subordinated Debentures. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, although it does include a summary of the material terms of the Indenture and the Trust Agreement. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Stifel Financial, Stifel Capital, the Preferred Securities and the Subordinated Debentures. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and, in each instance, reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     Stifel Financial is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the following public reference facilities maintained by the Commission: 450 Fifth Street, N.W., Washington, D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of prescribed rates. The Commission maintains in Internet web site that contains reports, proxy and information statements and other information regarding issuers who file electronically with the Commission. The address of that site is http://www.sec.gov. In addition, reports, proxy statements and other information concerning Stifel Financial may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     No separate financial statements of Stifel Capital have been included herein. Stifel Financial does not consider that such financial statements would be material to holders of Preferred Securities because (i) all of the voting securities of Stifel Capital will be owned by Stifel Financial, a reporting company under the Exchange Act, (ii) Stifel Capital has no independent operations but exists for the sole purpose of issuing securities representing undivided beneficial interests in the assets of Stifel Capital and investing the proceeds thereof in Subordinated Debentures issued by Stifel Financial, and
(iii) the obligations of Stifel Financial described herein to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of Stifel Capital under the Indenture and pursuant to the Trust Agreement, the guarantee issued by Stifel Financial with respect to the Preferred Securities, the Subordinated Debentures purchased by Stifel Capital and the related Indenture, taken together, constitute, in the belief of Stifel Financial and Stifel Capital, a full and unconditional guarantee of payments due on the Preferred Securities. See "Description of the Subordinated Debentures" and "Description of the Guarantee."

     Stifel Capital is not currently subject to the information reporting requirements of the Exchange Act. Stifel Capital will become subject to such requirements upon the effectiveness of the Registration Statement, although it intends to seek and expects to receive an exemption therefrom.

                                                                     APPENDIX A


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 10-K
(Mark One)
[x] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

     For the fiscal year ended    December 31, 1996
                                  -----------------
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from                        to
                                   -------------------  ------------------
Commission file number 1-9305
                       ------
                          STIFEL FINANCIAL CORP.
--------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)
         DELAWARE                                           43-1273600
-------------------------------             ------------------------------------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

           500 N. Broadway
         St. Louis, Missouri                                63102-2188
----------------------------------------    ------------------------------------
(Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including
area code                                                   314-342-2000
                                            ------------------------------------
Securities registered pursuant to Section
12(b) of the Act:
                                                    Name of Each Exchange
       Title of Each Class                           On Which Registered
--------------------------------------      ------------------------------------
Common Stock, Par Value $.15 per share             New York Stock Exchange
                                                   Chicago Stock Exchange

Preferred Stock Purchase Rights                    New York Stock Exchange
                                                   Chicago Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:  None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange
Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]

Indicate  by  check  mark  if  disclosure  of  delinquent  filers pursuant  to
Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. [X]

Aggregate market value of voting stock held by non-affiliates of the registrant at March 11, 1997 was $32,425,544.

Shares  of Common Stock outstanding at March 11, 1997:  4,725,747 shares, par value $.15 per share.

               DOCUMENTS INCORPORATED BY REFERENCE
               -----------------------------------
Portions of the Annual Report to Stockholders for the year ended December 31, 1996 are incorporated by reference to Part II hereof. Portions of the Company's Proxy Statement filed with the SEC in connection with the Company's Annual Meeting of Stockholders to be held April 22, 1997 are incorporated by reference to Part III hereof. Exhibit Index located on page 24.


                                      A1

                             PART I


ITEM 1. BUSINESS
----------------

Stifel Financial Corp. ("Financial") was organized in fiscal year 1983 pursuant to a plan of reorganization whereby Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus") became a wholly-owned subsidiary of Financial. Stifel, Nicolaus is the successor to a partnership founded in 1890. The term "Company" as used herein means Financial and its subsidiaries.

The  Company offers securities-related financial services through its
wholly-owned  operating  subsidiaries,  Stifel,   Nicolaus, Century  Securities
Associates, Inc., Todd Investment Advisors, Inc., and Pin Oak Capital, Ltd. These subsidiaries provide brokerage, trading, investment banking, investment advisory, and related financial services primarily to customers throughout the United States from 43 locations. The Company's customers
include individuals,   corporations,  municipalities  and   institutions.
Although the Company has customers throughout the United States, its major geographic area of concentration is in the Midwest. On May 25, 1995, the Company sold the majority of the assets related to its operations in Oklahoma, which consisted of 26 retail securities offices and the municipal underwriting, trading, and institutional sales operations located in Oklahoma, and three retail offices in Texas. These operations comprised 14%
of  the Company's  total  revenue  for  1994.   (See  proforma  financial
information in Note O of the Consolidated Financial Statements incorporated by reference herein.)

PRINCIPAL SOURCES OF REVENUE

The amounts of each of the principal sources of revenue of the Company for the calendar years 1996, 1995 and 1994 is contained in Item 6. Selected Financial Data, filed herein.

COMMISSIONS

During recent years, most of the Company's securities commissions resulted from transactions with retail (individual) investor accounts. Retail
commissions are charged on both stock  exchange and   over-the-counter
transactions  in  accordance   with   the Company's  commission  schedule.  In
certain cases (usually on large trades or to active customers), discounts from that schedule are granted.

The percentage of total commission revenue from institutional customers was 5% in 1996. Prior to 1996 revenue generated from institutional customers was not accounted for separately. Institutional accounts are serviced mainly by the Company's offices in St. Louis. Retail investment executives also receive orders from institutional customers from time to time.


PRINCIPAL TRANSACTIONS

The Company trades as principal in the over-the-counter market. It acts as both principal and agent to facilitate the execution of customers' orders.
The Company "makes a market" in various securities of interest to its customers through buying, selling and maintaining an inventory of these
securities.   The  Company does  not engage in a significant amount of trading for its own account. The Company also buys corporate and municipal bonds for its own account in the secondary market, maintains an inventory, and resells
from  that  inventory  to  other  dealers  and   to institutional and retail
customers.

                                     A2

INVESTMENT BANKING

The Company manages the underwriting of both corporate and municipal securities and participates as an underwriter in syndicates of issues
managed by other firms.  The corporate  and public   finance  departments  are
responsible for originating underwritings, mergers and acquisitions, placements, valuations, financial advisory work and other investment banking matters. The Company acts as an underwriter and dealer in bonds issued by states, cities and other political subdivisions and may act as manager or
participant in offerings managed by other firms.   The majority  of  the
Company's  municipal  bond  underwritings  and corporate  underwritings  are
originated  and  sold  through  its office  in  St.  Louis.   Prior to  1994,
the majority of the Company's investment banking related revenue was generated by its Oklahoma City based public finance department. As a result of the negative publicity surrounding the two year investigation and civil
injunctive   action  by  the  Securities   and   Exchange Commission,  which
was settled in August  of  1995,  related  to certain municipal bond
underwritings managed by the Oklahoma City office,   the  Company's  ability
to  generate  municipal   bond underwritings  in  Oklahoma and elsewhere was
adversely  impacted (see  also Item 7 "Management's Financial Discussion" and
Note  H of   the   Consolidated  Financial  Statements  incorporated   by
reference herein).

During 1995, the number of municipal bond offerings underwritten by the St. Louis public finance department was not only affected by the negative publicity as a result of the Securities and Exchange Commission investigation and enforcement action but also was effected by the downturn in the public finance market experienced industry-wide. Interest rates had not fluctuated downward as dramatically as several years ago, and consequently the volume of refinancings by institutions and governmental agencies has remained low.

During 1996, the St. Louis public finance department rebounded somewhat as evidenced by the increase in the number of awards as senior manager for new issue underwritings, which increased to 34 awards in 1996 from 24 awards in 1995.


While several broker-dealers have ceased their public finance operations resulting from the industry-wide slowdown, management is uncertain at this time what effects, if any, this may have on the department's future performance.

In calendar years 1996 and 1995, the majority of the Company's investment banking revenues have been generated by the corporate finance department.
The growth in the revenue is due to the department's focus on providing research, financial advisory services, and consulting services for merger and acquisition and serving as a manager or co-manager for underwriting issuances of corporate debt or equity securities for financial institutions and Real Estate Investment Trusts (REITs) located primarily in the Midwest. Management expects the performance of the corporate finance department to remain strong.

The management of and participation in public offerings involves significant risks. An underwriter may incur losses if it is unable to resell, at a profit, the securities it has purchased. Under the Securities Act of 1933 and other statutes and court decisions, an underwriter may be subject to substantial liability for misstatements or omissions that are judged to be material in prospectuses and other communications related to underwritings. Underwriting commitments cause a charge against net capital (as defined by Rule 15c3-1 administered by the Securities and Exchange Commission -- see "Regulation"); and, consequently, the aggregate amount of underwriting commitments at any one time may be limited by the amount of available net capital of the Company.





                                     A3

OTHER BUSINESS

The   Company   has   dealer-sales   agreements   with   numerous distributors
of  investment company  shares.   These  agreements provide generally for
dealer discounts ranging up to 5.75 percent of   the   purchase  price,
depending  upon  the  size  of   the transaction.

The Company acts as an agent for its customers' transactions in put and call options traded on the Chicago Board Options Exchange, Inc., American Stock Exchange, Inc., Philadelphia Stock Exchange, Inc., and, to a much lesser extent, in the over-the- counter market.

The Company has a wholly-owned subsidiary, Century Securities Associates, Inc. ("CSA"), an introducing broker-dealer which clears its transactions through Stifel, Nicolaus. CSA contracts with independent licensed brokers to sell securities and other investment products to retail (individual)
investor  accounts. CSA   is   licensed   in  50  states  and   has   93
registered representatives. Management expects CSA to continue to grow in significance in relation to the Company's operation as a whole.

In 1993, the Company formed a wholly-owned subsidiary, Stifel Asset Management Corp. ("SAM"), to act as a holding company for two investment advisory firms, Pin Oak Capital, Ltd. ("Pin Oak"), and Todd Investment
Advisors, Inc. ("Todd").   Pin  Oak,  which operated formerly as the investment
advisory division of Stifel, Nicolaus, was formed as an investment advisory firm and began operations during the five-month transition period ended December 31, 1993. SAM purchased all of the outstanding stock of Todd, an investment advisory firm located in Louisville, Kentucky, in December 1993. Both Pin Oak and Todd provide investment advice and services to individual, fiduciary and corporate clients. Combined assets under
management for the two firms  at  December 31,   1996  was  approximately
$2,575,649,000.   Pin  Oak  holds registrations  as an investment advisor in
six states.   Todd  is registered as an investment advisor in fourteen states.

In late 1994, Stifel, Nicolaus established a program for managing customers' investment portfolios. Fees are charged based upon a percentage of total
assets of the portfolio.  At  December  31, 1996,   Stifel,   Nicolaus  had
assets   under   management   of approximately $332,462,000 related to this
program.  The  Company intends to commit resources to grow this business.

Coincidental with the sale of the Oklahoma based operations, the Company entered into a clearing agreement to clear the trades of the purchasing firm's broker-dealer subsidiary and carry its customer accounts on a
fully-disclosed  basis.   The  Company charges for these services based upon
the clearing agreement.

Various subsidiaries of the Company act as General Partners in certain limited partnerships for which Stifel, Nicolaus has sold limited partnership
interests to the public.   The  subsidiaries may   receive   distributions
upon  the  dissolution   of   such partnerships,  but  the amount and timing
of receipts of such distributions, if any, cannot be determined at this time and are subject to the usual risks and liabilities associated with acting as a general partner.

CUSTOMER FINANCING

Securities are purchased for customers on either a cash or margin basis.   The
customer deposits less than the full  cost  of  the security  when securities
are purchased on a margin  basis.   The Company makes a loan for the balance of
the purchase price.  Such loans  are  collateralized  by  the  securities
purchased.   The amounts  of  the loans are subject to the margin requirements of Regulation  T  of  the Board of Governors of the Federal  Reserve System,
New   York   Stock  Exchange,  Inc.   ("NYSE")   margin requirements, and the
Company's internal policies, which  usually are more restrictive than
Regulation T or NYSE requirements.   In permitting  customers  to  purchase
securities on margin, the Company is subject to the risk of a market decline which could reduce the value of its collateral below the amount of the customers' indebtedness.



                                     A4

RESEARCH

The   Company's   research   department   provides   retail   and institutional
customers information and recommendations  on  the securities  of specific
companies.  These services  are  rendered without  charge.   The Company also
purchases  research  services from other firms.

COMPETITION

The Company competes with other securities firms, some of which offer their customers a broader range of brokerage services, have substantially greater
resources, and may have greater  operating efficiencies.   In addition, an
increasing number of specialized firms, as well as banks, savings and loans, and other financial institutions, now offer discount brokerage services to individual retail customers. These firms generally charge lower commission rates to their customers without offering services such as portfolio valuation, investment recommendations and research. Competition from such discount brokerage services may adversely affect revenues of the Company and other firms providing full retail brokerage services. Banks also compete with brokerage firms by offering certain investment banking and corporate finance services.

Management relies on the expertise acquired in its market area over its 106-year history, its personnel, and its equity capital to operate in the competitive environment.

REGULATION

The  securities  industry  in the United  States  is  subject  to extensive
regulation  under  federal  and  state   laws.    The Securities and Exchange
Commission ("SEC") is the federal agency charged with the administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the National  Association of Securities Dealers, Inc., the
Municipal Securities   Rulemaking  Board,  and  the   national   securities
exchanges, such as the NYSE. These self-regulatory organizations adopt rules (which are subject to approval by the SEC) which govern the industry and conduct periodic examinations of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in
which   they  are registered.

The regulations to which broker-dealers are subject cover all aspects of the securities business, including sales practices, trade practices among
broker-dealers,  capital  structure   of securities  firms, record keeping, and
the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations, and changes in the interpretation or enforcement of existing laws and rules
often  directly  affect  the  method  of  operation   and profitability of
broker-dealers. The SEC and the self-regulatory organizations may conduct administrative proceedings which can result in censures, fines, suspension or expulsion of a broker- dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets rather than the protection of creditors and stockholders of broker-dealers.

As a broker-dealer and member of the NYSE, Stifel, Nicolaus is subject to the Uniform Net Capital Rule (Rule 15c3-1) promulgated by the SEC which provides that a broker-dealer doing business with the public shall not permit its aggregate indebtedness (as defined) to exceed 15 times its net capital (as defined) or, alternatively, that its net capital shall not be less than 2 percent of aggregate debit balances (primarily receivables from customers and broker-dealers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). The Uniform Net Capital Rule is designed to measure the general financial integrity and liquidity of a broker-dealer and the minimum net capital deemed necessary to meet the broker-dealer's continuing commitments to its customers and other
broker/dealers.   Both methods  allow  broker-dealers to increase their
commitments to customers only to the extent their net capital is deemed adequate to support an increase. Management believes that the alternative method, which is utilized by most full-




                                     A5
service securities firms, is more directly related to the level of customer business. Therefore, Stifel, Nicolaus computes its net capital under the alternative method.

Under SEC rules, a broker-dealer may be required to reduce its business and restrict withdrawal of subordinated capital if its net capital is less than 4 percent of aggregate debit balances and may be prohibited from expanding its business and declaring cash dividends if its net capital is less than 5 percent of aggregate debit balances. A broker-dealer that fails to comply with the Uniform Net Capital Rule may be subject to disciplinary actions by the SEC and self-regulatory agencies, such as the NYSE, including censures, fines, suspension, or expulsion. In computing net capital, various adjustments are made to net worth to exclude assets which are not readily convertible into cash and to state conservatively the other assets such as a firm's position in securities. Compliance with the Uniform Net Capital Rule may limit those operations of a firm such as Stifel, Nicolaus which require the use of its capital for purposes of maintaining the inventory required for a firm trading in securities, underwriting securities, and financing customer margin account balances. Stifel, Nicolaus had net capital of approximately $24,182,000 at December 31, 1996, which was approximately 9.7 percent of aggregate debit balances and approximately $19,191,000 in excess of required net capital.

EMPLOYEES

There were 733 individuals employed by the Company as of February 28, 1997. This includes both full and part-time personnel.

ITEM 2.  PROPERTIES
-------------------

The headquarters and administrative offices of the Company, Stifel, Nicolaus and CSA are located in downtown Saint Louis, Missouri. Todd is located in Louisville, Kentucky. Pin Oak is located in New York, New York. Stifel Nicolaus has a branch office system located in 13 states, primarily in the
Midwest.  The Company has a total of 43 locations in 14 states.   All offices
of the Company are located in leased premises.   The Company's  management
believes that at the present time the facilities are suitable and adequate to meet its needs and that such facilities have sufficient productive capacity and are appropriately utilized.

The Company also leases communication and other equipment. Aggregate annual rental expense for the twelve month period ended December 31, 1996, for office space and equipment, was approximately $3,541,000. Further information about the lease obligations of the Company is provided in Note D of the Consolidated
Financial Statements incorporated by   reference herein

ITEM 3.  LEGAL PROCEEDINGS
--------------------------

The Company is a defendant in several lawsuits and arbitrations which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damages. While results of litigation and arbitration cannot be predicted with certainty, management, based on opinions of outside counsel, has provided for actions most likely of adverse disposition and believes that the effects of resolution of such litigation and arbitration beyond the amounts provided will not have a material adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is
reasonably possible that certain of these   lawsuits and arbitrations could be
resolved in the next year and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

During 1995, the SEC completed a formal investigation into possible violations of the federal securities laws in connection with certain municipal bond issues managed by the Company's former Oklahoma City




                                     A6
based public finance department where the Company was the managing or
co-managing underwriter.   This investigation resulted in the Company
consenting to a permanent injunction and ancillary relief whereby, the Company paid approximately $1.1 million in disgorgement and prejudgement interest, and $250,000 in fines.

Additionally, the Company is named in lawsuits filed by The Oklahoma Turnpike Authority ("OTA") and The State of Oklahoma. The OTA suit seeks $6.5 million in compensatory damages and an unspecified amount of punitive damages. The State of Oklahoma seeks $7.6 million in compensatory damages and that these damages be trebled.

The OTA suit alleges that an undisclosed fee paid to the Company by a third party for the placement of a forward purchase contract in an advance refunding escrow for the proceeds of the 1992 OTA $660 million refinancing should have been paid to the OTA. The State of Oklahoma suit alleges that the Company and two former executives of the Company committed violations of the Racketeer Influenced and Corrupt Organizations Act. This suit alleges essentially the same facts as are alleged in the OTA suit and were alleged by the SEC in its action against the Company which was settled in August, 1995, by the Company without admitting or denying the allegations. Management does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's financial position.

See Note H to the Company's Consolidated Financial Statements, filed herein.

EXECUTIVE OFFICERS OF THE REGISTRANT
------------------------------------
The following information is furnished pursuant to General
Instruction G(3) of Form 10-K with respect to the executive officers of Financial:

                                   Positions or Offices     Position with the
        Name              Age        with the Company         Company Since
--------------------      ---    ------------------------   -----------------
George H. Walker III      66     Chairman of the Board            1976
                                 of Financial and Stifel,
                                 Nicolaus

Gregory F. Taylor         47     President and Chief              1985
                                 Executive Officer of
                                 Financial and Stifel,
                                 Nicolaus

Stephen J. Bushmann       39     Chief Financial Officer          1981
                                 of Financial

Charles R. Hartman        53     General Counsel and              1994
                                 Senior Vice President of
                                 Stifel, Nicolaus

Michael A. Murphy         45     Senior Vice President -          1989
                                 Director of Retail Group
                                 of Stifel, Nicolaus

Rexford E. Riordan        63     Senior Vice President -          1979
                                 Director of Investment
                                 Services Group of Stifel,
                                 Nicolaus

Lawrence E. Somraty       48     President of Century             1977
                                 Securities Associates,
                                 Inc.

The following are brief summaries of the business experience during the past five years of each of the executive officers.


George H. Walker III joined Stifel, Nicolaus in 1976, became Chief Executive Officer of Stifel, Nicolaus in December, 1978, and became Chairman of Stifel, Nicolaus in July, 1982. From the time of the




                                     A7
organization of Financial, Mr. Walker has served as its Chairman of the Board and, until October 26, 1992, Mr. Walker served as its President and Chief Executive Officer. Mr. Walker is a director of Laclede Steel Company, Laidlaw Corp., and EAC Corporation. He is active in various community activities and currently is Chairman of the Missouri Historical Society. He is Chairman of the Advisory Committee of Webster University Business School and on the National Counsel of Washington University Business School.

   Gregory F. Taylor was branch manager of Stifel, Nicolaus' Chicago branch from October, 1985 until July, 1988. He became Executive Vice President and
Director of National Sales and Marketing of Stifel, Nicolaus in July, 1988, Chief Operating Officer in November, 1991 and President and Chief Executive Officer as of October 26, 1992. He was elected a Vice President of Financial in October, 1991 and President and Chief Executive Officer as of October 26, 1992.

   Stephen J. Bushmann joined Stifel, Nicolaus in October of 1981. He is Chief Financial Officer and Vice President of Financial and Chief Financial Officer
and Senior Vice President of Stifel, Nicolaus.   From 1994 - 1996, Mr. Bushmann
served as Financial Analyst and prior to that he was Assistant Controller.

   Charles R. Hartman joined Stifel, Nicolaus in June of 1994. He is the General Counsel, Senior Vice President and Secretary of Stifel, Nicolaus.
Prior to joining Stifel, Nicolaus, Mr. Hartman was the Regional Counsel for the Securities and Exchange Commission in Los Angeles, California and since April of 1982 a Los Angeles partner in the law firm of Rogers & Wells.

   Michael A. Murphy joined Stifel, Nicolaus in 1989. He is Senior Vice President and Director of Retail Group of Stifel, Nicolaus. From 1989 - 1994, Mr. Murphy served as First Vice President and Director of Branch
Administration.

   Rexford E. Riordan joined Stifel, Nicolaus in 1979. He is Senior Vice President and Director of Investment Services Group of Stifel, Nicolaus. From 1979 - 1995, Mr. Riordan served in various capacities in the firm including assisting in the National Sales department, Manager of Mutual Funds and Unit Investment Trusts departments, Director of Training, and served as First Vice President.

   Lawrence E. Somraty has been with Stifel, Nicolaus since 1977.
He served as Option Department Manager, Senior Registered Options Principal, Investment Advisor and Branch Manager. He became the President of Century Securities Associates, Inc. in January 1991.


ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
------------------------------------------------------------

     None








                                      A8

                             PART II
                             -------


ITEM 5.  MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED
--------------------------------------------------------------
         STOCKHOLDER MATTERS
         -------------------


a.) MARKET INFORMATION The common stock of Financial is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Financial's Common Stock for each full quarterly period for the two most recent calendar years are as follows:

                  HIGH AND LOW STOCK PRICE BY QUARTER
            ------------------------------------------------
                               1996                1995
            QUARTER         HIGH - LOW          HIGH - LOW
            ------------------------------------------------
            First        $ 6 1/4 - 5 7/8    $  6 1/4 - 5
            Second         7 3/4 - 6 1/8       6 1/8 - 5 1/8
            Third          7 3/4 - 6 1/4       6 1/2 - 5 1/2
            Fourth         8 1/8 - 6 5/8       6     - 5 1/4
            ------------------------------------------------

b.) HOLDERS The approximate number of stockholders of record on March 11, 1997 was 3,000.

c.)  DIVIDENDS
Dividends paid were as follows:
RECORD      PAYMENT      CASH      STOCK
 DATE         DATE     DIVIDEND   DIVIDEND

02/10/95    02/24/95    $0.03        5%
05/09/95    05/23/95    $0.03        --
08/08/95    08/22/95    $0.03        --
11/07/95    11/21/95    $0.03        --
02/06/96    02/20/96    $0.03        5%
05/07/96    05/21/96    $0.03        --
11/05/96    11/19/96    $0.03        --

A regular quarterly cash dividend of $0.025 per share was established on February 9, 1993. On November 30, 1993 the regular quarterly cash dividend was increased to $0.03 per share. Note E of the Consolidated Financial Statements, incorporated by reference herein, describes the restrictions of paying future dividends.

On July 23, 1996, the Board of Directors of Financial approved the redemption of certain stock rights under a former Shareholder Rights Plan and the adoption of a new Shareholder Rights Plan. Shareholders on record, as of August 12, 1996, received a payment of $0.05 per share, representing the redemption price for the former Rights. This payment was in lieu of the regular quarterly cash dividend of $0.03 per share.







                                     A9

ITEM 6.  SELECTED FINANCIAL DATA
--------------------------------

                                     STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                                                FINANCIAL SUMMARY
                                                                                 FIVE
                                                                                 MONTHS
                                             YEARS ENDED DECEMBER 31,            ENDED         YEARS ENDED JULY
                                         --------------------------------                    --------------------
(IN THOUSANDS, EXCEPT PER SHARE            1996        1995        1994      Dec. 31, 1993     1993        1992
AND PERCENTAGES)
REVENUES
Commissions                            $ 31,424    $ 28,292    $ 25,407      $ 11,949      $ 26,456    $ 25,204
Principal transactions                   17,919      18,980      22,567         9,313        25,201      25,260
Investment banking                       15,964      11,674      11,969        10,885        30,551      29,791
Interest                                 13,774      13,002      10,918         4,057         8,851       9,130
Sale of investment company shares         9,609       8,316       9,674         4,906        10,741       8,638
Sale of unit investment trusts            1,868       1,828       2,736         1,362         3,220       2,611
Sale of insurance products                2,867       2,109       2,207         1,263         1,614       1,676
Other                                    16,388      11,159       8,448         2,720         6,837       5,699
                                       --------    --------    --------      --------      --------    --------
                                        109,813      95,360      93,926        46,455       113,471     108,009
                                       --------    --------    --------      --------      --------    --------
EXPENSES
Employee compensation and benefits       66,765      57,187      60,652        29,421        68,657      63,891
Commissions and floor brokerage           2,641       2,319       2,120           845         2,485       2,437
Communications and office supplies        6,794       7,651       8,045         3,090         6,836       6,168
Occupancy and equipment rental            7,255       7,884       9,397         3,333         7,648       7,401
Promotional                               2,146       2,024       2,868         1,231         2,925       2,206
Interest                                  8,197       8,312       6,138         1,763         4,838       5,505
Litigation, settlements, and bad debts    3,292       1,610       2,467           473         1,237       3,745
Restructuring charge                        - -         - -       2,672           - -           - -         - -
Other operating expenses                  7,121       7,066       8,788         3,239         7,575       7,588
                                       --------    --------    --------      --------      --------    --------
                                        104,211      94,053     103,147        43,395       102,201      98,941
                                       --------    --------    --------      --------      --------    --------

INCOME (LOSS) BEFORE INCOME TAXES
  AND EXTRAORDINARY CREDIT                5,602       1,307      (9,221)        3,060        11,270       9,068

Provision (benefit) for income taxes      2,209         663      (3,718)        1,145         4,232       3,363
                                       --------    --------    --------      --------      --------    --------
INCOME (LOSS) BEFORE
  EXTRAORDINARY CREDIT                    3,393         644      (5,503)        1,915         7,038       5,705

Extraordinary Credit -- tax benefit
  from utilization of net operating
  loss carryforward                         - -         - -         - -           - -           - -         648
                                       --------    --------    --------      --------      --------    --------
NET INCOME (LOSS)                      $  3,393    $    644    $ (5,503)     $  1,915      $  7,038    $  6,353
                                       ========    ========    ========      ========      ========    ========
PER SHARE DATA
Primary earnings (loss)(a)             $    .71    $    .14    $  (1.17)     $    .40      $   1.52    $   1.44
Fully Diluted earnings (loss)(a)       $    .64    $    .14    $  (1.17)     $    .36      $   1.27    $   1.21
Cash dividends                         $    .09    $    .12    $    .09      $    .055     $    .15         - -


OTHER DATA
Total assets                           $301,049    $226,775    $222,208      $288,203      $196,539    $191,059
Long-term obligations                  $ 10,000    $ 10,760    $ 11,520      $ 11,520      $ 10,000    $ 10,000
Stockholder's equity                   $ 37,752    $ 34,795    $ 34,226      $ 40,609      $ 38,995    $ 31,597
Net income as % average equity             9.35%       1.87%      * N.M.         4.81%        19.94%      22.55%
Net income as % revenues                   3.09%       0.68%      * N.M.         4.12%         6.20%       5.88%
Average common shares and share
  equivalents outstanding (a):
Primary                                   4,780       4,674       4,689         4,748         4,626       4,399
Fully diluted                             6,281       6,105       6,107         6,165         6,106       5,817
-----------------------------------------------------------------------------------------------------------------

(a) Retroactively restated to reflect the 5 percent stock dividend declared January 21, 1997.
* Not Meaningful






                                     A10

The information called for in items 7 and 8 of Part II is set forth on the pages listed below of the Company's 1996 Annual
Report to Stockholders and is incorporated herein by reference:

                                                     PAGES IN ANNUAL REPORT
                                                        TO STOCKHOLDERS
                                                 (filed herewith in Exhibit 13)

ITEM 7. MANAGEMENT'S FINANCIAL DISCUSSION.                8 through 13
------------------------------------------


ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.     14 through 36
----------------------------------------------------

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
--------------------------------------------------------
      ACCOUNTING AND FINANCIAL DISCLOSURE
      -----------------------------------

The Company filed a report on Form 8-K dated October 29, 1996. This report Form 8-K contained information under Item 4. "Changes in registrant's certifying accountants". The Board of Directors of Financial, upon the recommendation of its Audit Committee, determined to replace Coopers & Lybrand L.L.P. as the Company's independent auditors for the year ended December 31, 1996.

In addition, the  Company  filed a report  on  Form  8-K  dated December  9,
1996.   This report Form 8-K contained  information under  Item  4. "Changes in registrant's certifying accountants". The Board of Directors of Financial, upon the recommendation of its Audit Committee, determined to appoint Deloitte &
Touche LLP as   the  Company's  newly  engaged  certifying  accountants  and
Deloitte & Touche LLP has accepted this appointment.  During  the two  years
ended December 31, 1995 and through the date of  their appointment,   Deloitte
&  Touche  LLP  has  not  provided   any consultations to the Company.

                            PART III
                            --------


ITEMS 10 THROUGH 13
-------------------

Financial intends to file with the Securities and Exchange Commission a definitive proxy statement pursuant to Regulation 14A involving the election of directors not later than 120 days after the end of its fiscal year ended December 31, 1996. Accordingly, except to the extent included in Part I under the caption "Executive Officers of the Registrant", the information required by Part III (Items 10, 11, 12 and 13) is incorporated herein by reference to such definitive proxy statement in accordance with General Instruction G(3) to Form 10-K.







                                     A11

                             PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON
-----------------------------------------------------------------
       FORM 8-K
       --------

(a)  The following documents are filed as a part of
      this report:                                          REFERENCE (PAGE)
                                                            ----------------
                                                          ANNUAL       FORM 10-K
                                                         REPORT TO      ANNUAL
                                                       STOCKHOLDERS     REPORT
                                                       ------------    ---------
  1. The following consolidated financial statements of Stifel Financial Corp. and subsidiaries, included on pages 7 through 37 in the 1996
      Annual Report to Stockholders, are incorporated by reference in Item 8

     Independent Auditors' Report...........................14

     Consolidated Statements of Financial Condition --
      December 31, 1996 and December 31, 1995.............15 - 16

     Consolidated Statements of Operations --
      Years ended December 31, 1996, December 31, 1995
      and December 31, 1994.................................17

     Consolidated Statements of Stockholders' Equity --
      Years ended December 31, 1996, December 31, 1995
      and December 31, 1994.................................18

     Consolidated Statements of Cash Flows --
      Years ended December 31, 1996, December 31, 1995
      and December 31, 1994...............................19 - 20

     Notes to Consolidated Financial Statements...........21 - 35

  2. The following consolidated financial statement schedules of Stifel Financial Corp. and subsidiaries are filed herewith pursuant to ITEM 14(d):

     Independent Auditors' Report.........................................18

     Report of Independent Accountants....................................19

     Report of Independent Accountants....................................20

     Schedule I - Condensed Financial Information of Registrant.........21 - 23

     Schedule II - Valuation and Qualifying Accounts......................24

     All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.






                                     A12

3.   Exhibits
     --------
     Exhibit No. (Referenced to Item 601(b) of Regulation S-K)

     (a)(1) Restated Certificate of Incorporation of Financial filed with the Secretary of State of Delaware on June 1, 1983, incorporated herein by reference to Exhibit 3.1 to Financial's Registration Statement on Form S-1, as amended (Registration File No. 2-84232) filed July 19, 1983.

     (a)(2) Amendment to Restated Certificate of Incorporation of Financial filed with the Secretary of State of Delaware on May 11, 1987, incorporated herein by reference to Exhibit (3)(a)(2) to Financial's Report on Form 10-K for the year ended July 31, 1987.

     (a)(3) Certificate of Designation, Preferences, and Rights of Series A Junior Participating Preferred Stock of Financial filed with the Secretary of State of Delaware on July 10, 1987, incorporated herein by reference to Exhibit (3)(a)
            (3) to Financial's Report on Form 10-K for the year ended July 31, 1987.

     (a)(4) Amendment to Restated Certificate of Incorporation of Financial filed with the Secretary of State of Delaware on November 28, 1989, incorporated herein by reference to Exhibit (3)(a)(4) to Financial's Report on Form 10-K for the year ended July 27, 1990.

     (b) Amended and Restated By-Laws of Financial, incorporated herein by reference to Exhibit 3(b)(1) to Financial's Report on Form 10-K for fiscal year ended July 30, 1993.

4. Note Agreement dated as of October 15, 1988, between Financial and Bankers United Life Assurance Company and Pacific Fidelity Life Insurance Company, incorporated herein by reference to Exhibit 4 to Financial's Report on Form 10-Q for the quarterly period ended April 28, 1989. The Company hereby agrees to furnish the Securities and Exchange Commission copies of such instruments upon request.

10.  (a)(1) Employment Agreement with George H. Walker III dated August
            21, 1987, incorporated herein by reference to Exhibit 10(c) to Financial's Report on Form 10-K for the fiscal year ended July 31, 1987.

     (a)(2) First Amendment to Employment Agreement with George H. Walker III, incorporated herein by reference to Exhibit 10(a)(2) to Financial's Report on Form 10-K for the fiscal year ended July 31, 1992.


     (b) Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit
            10.2 to Financial's Report on Form 8-K (date of earliest event reported - June 22, 1987) filed July 14, 1987.

     (c) 1983 Incentive Stock Option Plan of Financial, incorporated herein by reference to Exhibit 4(a) to Financial's Registration Statement on Form S-8 (Registration File No. 2-94326) filed November 14, 1984.

     (d) 1985 Incentive Stock Option Plan of Financial, incorporated herein by reference to Exhibit 28C to Financial's Registration Statement on Form S-8, as amended (Registration File No. 33-10030) filed November 7, 1986.





                                     A13

   (e) 1987 Non-qualified Stock Option Plan of Financial, incorporated herein by reference to Exhibit 10(h) to Financial's Report on Form 10-K for the fiscal year ended July 31, 1987.

   (f) Amendment to 1983 Incentive Stock Option Plan, 1985 Incentive Stock Option Plan and 1987 Non-Qualified Stock Option Plan, incorporated herein by reference to Exhibit 10(f) to Financial's Report on Form 10-K for the fiscal year ended July 28, 1989.

   (g)(1) 1993 Employee Stock Purchase Plan of Financial, incorporated herein by reference to ANNEX A of Financial's Definitive Proxy Statement (Registration File No. 33-16150) filed October 28, 1992.

   (g)(2) First Amendment to the 1993 Employee Stock Plan of Financial, incorporated herein by reference to Exhibit 4.5 to Financial's Registration Statement on Form S-8 (Registration File No. 33-53097) filed April 11, 1994.

   (h)    Employment and Non-Competition Agreement with Gregory  F.
          Taylor dated July 26, 1993, incorporated herein by reference to
          Exhibit 10(m) to Financial's Report on Form 10-K for fiscal year ended July 30, 1993.

   (i) Dividend Reinvestment and Stock Purchase Plan of Financial, incorporated herein by reference to Financial's Registration Statement on Form S-3 (Registration File No. 33-53699) filed May 18, 1994.

   (j) 1997 Incentive Stock Plan of Financial, incorporated herein by reference to Appendix A of Financial's Definitive Proxy Statement filed March 21, 1997.

   (k) 1998 Employee Stock Plan of Financial, incorporated herein by reference to Appendix B of Financial's Definitive Proxy Statement filed March 21, 1997.

11. Statement regarding computation of per share earnings, filed herewith.

13. Annual Report to Stockholders for the year ended December 31, 1996. Except for those portions of pages expressly incorporated by reference, the 1996 Annual Report to Stockholders is not deemed filed as part of this Annual Report on Form 10-K.

21. List of Subsidiaries of Financial, filed herewith.

23. (a) Consent of Independent Auditors, filed herewith.

23. (a) Consent of Independent Accountants, filed herewith.

27. Financial Data Schedule BD, filed herewith.










                                     A14

(b) Reports on Form 8-K:

         The Company filed a report on Form 8-K dated October 29, 1996.
    This report Form 8-K contained information under Item 4. "Changes in registrant's certifying accountants". The Board of Directors of Financial, upon the recommendation of its Audit Committee, determined to replace Coopers & Lybrand L.L.P. as the Company's independent auditors for the year ended December 31, 1996.

         In addition, the Company filed a report on Form 8-K dated December 9, 1996. This report Form 8-K contained information under Item 4.
    "Changes   in   registrant's   certifying accountants".   The Board of
    Directors of Financial,  upon  the recommendation  of its Audit Committee,
    determined  to  appoint Deloitte   &   Touche  LLP  as  the  Company's
    newly   engaged certifying  accountants and Deloitte & Touche LLP has
    accepted this  appointment.   During the two years  ended  December  31,
    1995 and through the date of their appointment, Deloitte & Touche LLP has not provided any consultations to the Company.















                                     A15

                           SIGNATURES
                           ----------


    Pursuant to the requirements of Section 13 or 15(d) of the

Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on the 21st day of March, 1997.



                               STIFEL FINANCIAL CORP.
                                   (Registrant)




                               By  /s/  Gregory F. Taylor
                                   --------------------------------------------
                                        Gregory F. Taylor
                                        (Principal Executive Officer)



                                   /s/  Stephen J. Bushmann
                                   --------------------------------------------
                                        Stephen J. Bushmann
                                        (Principal Financial and
                                         Accounting Officer)










                                     A16

   Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on March 21, 1997, in the capacities indicated.



      /s/ George H. Walker III            Chairman of the Board
          --------------------------------
          George H. Walker III


      /s/ Gregory F. Taylor               President, Chief Executive
          --------------------------------
          Gregory F. Taylor               Officer, and Director


      /s/ Bruce A. Beda                   Director
          --------------------------------
          Bruce A. Beda


      /s/ Belle A. Cori                   Director
          --------------------------------
          Belle A. Cori


      /s/ Charles A. Dill                 Director
          --------------------------------
          Charles A. Dill


      /s/ Richard F. Ford                 Director
          --------------------------------
          Richard F. Ford


      /s/ John J. Goebel                  Director
          --------------------------------
          John J. Goebel


      /s/ Robert E. Lefton                Director
          --------------------------------
          Robert E. Lefton


      /s/ James M. Oates                  Director
          --------------------------------
          James M. Oates
















                                     A17

              [DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT




To the Board of Directors and Stockholders of Stifel Financial Corp.
St. Louis, Missouri:


We have audited the consolidated financial statements of Stifel Financial Corp. and Subsidiaries as of December 31, 1996 and for the year then ended, and have issued our report thereon dated February 25, 1997; such consolidated financial statements and report are included in your 1996 Annual Report to Stockholders and are incorporated herein by reference. Our audit also included the 1996 consolidated financial statement schedules of Stifel Financial Corp. and Subsidiaries, listed in Item 14. These consolidated financial statement schedules are the responsibility of the Corporation's management. Our responsibility is to express an opinion based on our audit. In our opinion, such 1996 consolidated financial statement schedules, when considered in relation to the basic 1996 consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.


/s/ Deloitte & Touche LLP



February 25, 1997









                                     A18

              [COOPERS & LYBRAND L.L.P. LETTERHEAD]


REPORT OF INDEPENDENT ACCOUNTANTS



Stockholders and Board of Directors
Stifel Financial Corp.


We have audited the accompanying consolidated statement of financial condition of Stifel Financial Corp. and Subsidiaries as of December 31, 1995 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. and Subsidiaries as of December 31, 1995 and the consolidated results of their operations and their cash flows for the years ended December 31, 1995 and December 31, 1994, in conformity with generally accepted accounting principles.


                                  /s/  Coopers  &  Lybrand L.L.P.


St. Louis, Missouri
February 25, 1996





                                     A19

              [COOPERS & LYBRAND L.L.P. LETTERHEAD]




REPORT OF INDEPENDENT ACCOUNTANTS




Board of Directors
Stifel Financial Corp.



Our report on the consolidated financial statements of Stifel Financial
Corp. and Subsidiaries is included on page 23 of this Form 10-K. In connection with our audits of such financial statements, we have also audited the related financial statement schedules for the years ended December 31, 1995 and December 31, 1994 listed in the index on page 12 of this Form 10-K.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.


                                   /s/ Coopers & Lybrand L.L.P.

St. Louis, Missouri
February 25, 1996



                                     A20

             SCHEDULE I -- CONDENSED FINANCIAL INFORMATION OF REGISTRANT

                            CONDENSED BALANCE SHEETS

                              STIFEL FINANCIAL CORP.


                                                  DEC. 31, 1996   DEC. 31, 1995
                                                  -------------   -------------
ASSETS

Cash                                              $       9,155   $      9,155
Due from subsidiaries (a)                             3,711,973      3,887,790
Investment in subsidiaries (a)                       41,262,901     37,421,622
Office equipment and leasehold improvements, less
 allowances for depreciation and amortization of
 $9,705,941 and $12,107,975, respectively             2,182,025      2,972,388
Investments, at cost                                    815,764        736,549
Goodwill, net of amortization of $462,235 and
 $396,480, respectively                               1,906,907      1,189,430
Other assets                                          1,389,304      2,102,135
                                                  -------------   ------------
  TOTAL ASSETS                                    $  51,278,029   $ 48,319,069
                                                  =============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to subsidiaries (a)                           $   1,739,432   $    402,336
Obligation under capital lease                          580,945        774,229
Long-term debt                                       10,000,000     10,760,000
Other liabilities                                     1,206,523      1,587,142
                                                  -------------   ------------
  TOTAL LIABILITIES                                  13,526,900     13,523,707

Stockholders' Equity:
Capital stock                                           715,158        681,134
Additional paid-in capital                           21,402,971     19,622,646
Retained earnings                                    16,733,073     15,753,713
                                                  -------------   ------------
                                                     38,851,202     36,057,493

Less cost of stock in treasury                          892,892      1,162,376
Less unamortized stock awards                           207,181         99,755
                                                  -------------   ------------
  TOTAL STOCKHOLDERS' EQUITY                         37,751,129     34,795,362
                                                  -------------   ------------
  TOTAL LIABILITIES & STOCKHOLDERS' EQUITY        $  51,278,029   $ 48,319,069
                                                  =============   ============
--------------------
(a)  Eliminated in consolidation.

See Notes to Consolidated Financial Statements (Item 8)






                                     A21

                         CONDENSED STATEMENTS OF OPERATIONS

                               STIFEL FINANCIAL CORP.



                                              YEARS ENDED DECEMBER 31,
                                     -----------------------------------------
                                         1996           1995           1994
                                         ----           ----           ----
REVENUES:

  Lease                              $ 1,406,556    $ 1,708,160    $ 2,162,292

  Other                                  (59,024)      (162,347)        (7,522)
                                     -----------    -----------    -----------
                                       1,347,532      1,545,813      2,154,770

EXPENSES:

  Depreciation and amortization        1,431,798      1,751,250      2,325,301

  Professional fees                      246,178        170,664        236,506

  Provision for doubtful collection      300,000            - -            - -

  Miscellaneous                          159,460        135,363        128,882
                                     -----------    -----------    -----------
                                       2,137,436      2,057,277      2,690,689
                                     -----------    -----------    -----------
LOSS BEFORE INCOME TAXES                (789,904)      (511,464)      (535,919)

(Benefit) provision for income taxes    (343,024)        52,100         26,246
                                     -----------    -----------    -----------
LOSS BEFORE EQUITY IN NET INCOME
  (LOSS) OF SUBSIDIARIES                (446,880)      (563,564)      (562,165)

Equity in net income (loss) of
  subsidiaries                         3,839,382      1,207,085     (4,941,170)
                                     -----------    -----------    -----------
     NET INCOME (LOSS)               $ 3,392,502    $   643,521    $(5,503,335)
                                     ===========    ===========    ===========




See Notes to Consolidated Financial Statements (Item 8)






                                     A22

                            CONDENSED STATEMENTS OF CASH FLOWS

                                 STIFEL FINANCIAL CORP.

                                                            YEARS ENDED DECEMBER 31,
                                                   ------------------------------------------
                                                       1996           1995           1994
                                                       ----           ----           ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                $ 3,392,502    $   643,521    $(5,503,335)
  Non-cash items included in net income (loss):
    Depreciation and amortization                    1,431,798      1,751,250      2,325,301
    Unrealized loss on investments                     115,000            - -        321,300
    Provision for doubtful collection                  300,000            - -            - -
    Deferred tax (benefit) provision                  (234,353)       105,547        (27,160)
    Undistributed (income) loss of subsidiaries     (3,839,382)    (1,207,085)     4,941,170
    Amortization and forfeitures of restricted
      stock awards and stock benefits                   75,055         84,346        107,341
                                                   -----------    -----------    -----------
                                                     1,240,620      1,377,579      2,164,617
  Net change in due to/due from subsidiaries         1,512,913        730,442       (718,361)
  Decrease (increase) in other assets                1,187,309     (1,162,037)     1,365,788
  (Decrease) increase in other liabilities            (379,298)       393,193        180,271
                                                   -----------    -----------    -----------
CASH PROVIDED BY OPERATING ACTIVITIES                3,561,544      1,339,177      2,992,315
                                                   -----------    -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from:
    Employee stock purchase plan                       616,670        755,274        611,688
    Exercised options                                    3,098        123,503         81,213
    Dividend reinvestment plan                          12,570          9,533            944
  Payments for:
    Retirement of long-term debt                      (760,000)      (760,000)           - -
    Purchase of stock for treasury                    (520,321)      (546,615)    (1,416,932)
    Principal payments under capital lease            (433,284)      (255,053)      (710,089)
    Cash dividend and rights redemption               (625,128)      (500,611)      (354,368)
                                                   -----------    -----------    -----------
CASH USED FOR FINANCING ACTIVITIES                  (1,706,395)    (1,173,969)    (1,787,544)
                                                   -----------    -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from:
    Distributions/sales received on investments         36,360         94,893         25,000
    Sales of office equipment and leasehold
      improvements                                      23,405        909,762         24,235
    Dissolution of subsidiaries                            - -            - -        505,000
  Payments for:
    Acquisition of investments                      (1,513,232)          - -         (52,219)
    Office equipment and leasehold improvements       (401,682)    (1,169,863)    (1,706,787)
                                                   -----------    -----------    -----------
CASH USED FOR INVESTING ACTIVITIES                  (1,855,149)      (165,208)    (1,204,771)
                                                   -----------    -----------    -----------
INCREASE IN CASH                                             0              0              0
Cash (beginning of period)                               9,155          9,155          9,155
                                                   -----------    -----------    -----------
Cash (end of period)                               $     9,155    $     9,155    $     9,155
                                                   ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Schedule of Non-cash Investing and Financing
   Activities
    Fixed assets acquired under capital lease      $   240,000            - -    $   808,000
    Restricted stock awards, net of forfeitures    $   181,000    $     3,000    $   146,000
    Stock dividends distributed                    $ 1,788,000    $ 1,406,000    $ 1,287,000

See Notes to Consolidated Financial Statements (Item 8)





                                     A23

                             SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 STIFEL FINANCIAL CORP. AND SUBSIDIARIES

        COL. A                            COL. B            COL. C          COL. D               COL. E
                                        Balance at         Additions                             Balance
                                         Beginning     Charged to Costs                           at End
     Description                         of Period       and Expenses      Deductions           of Period
     -----------                        ----------     ----------------    ----------           ---------
YEAR ENDED DECEMBER 31, 1996:
  Deducted from  asset account:
    Allowances for doubtful accounts    $  804,916      $   28,400         $  251,370 (1)       $  581,946
  Deducted from asset account:
    Allowances for doubtful notes
      receivables                        3,002,220         173,467            624,060 (2)        2,551,627
  Deducted from asset account:
    Allowances for doubtful collection
      of other assets                            0         300,000                  0              300,000
  Deducted from asset account:
    Reserves for investments               638,362         115,000              8,000 (3)          745,362
  Deducted from asset account:
    Reserves for securities owned          200,000               0                  0              200,000

YEAR ENDED DECEMBER 31, 1995:
  Deducted from asset account:
    Allowances for doubtful accounts    $1,070,985      $        0         $  266,069 (1)       $  804,916
  Deducted from asset account:
    Allowances for doubtful notes
      receivables                        2,560,617         802,004            360,401 (2)        3,002,220
  Deducted from asset account:
    Reserves for investments               972,795          88,500            422,933 (3)(5)       638,362
  Deducted from asset account:
    Reserves for securities owned                0               0           (200,000)(5)          200,000

YEAR ENDED DECEMBER 31, 1994:
  Deducted from asset account:
    Allowances for doubtful accounts    $1,435,058      $        0         $  364,073 (1)       $1,070,985
  Deducted from asset account:
    Allowances for doubtful notes
      receivables                                0       3,040,969            480,352 (2)        2,560,617
  Deducted from asset account:
    Reserves for investments             1,071,007         322,404            420,616 (3)         972,795
  Deducted from asset account:
    Reserves for securities owned          450,000               0            450,000 (4)               0

----------------

(1)   Uncollected accounts written off and recoveries.
(2)   Uncollected notes written off and recoveries.
(3)   Investments disposed of.
(4)   Securities disposed of.
(5) Reserve balance reclassified from Reserve for investments to conform to 1995 presentation.


                                     A24

                          EXHIBIT INDEX

             STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                   ANNUAL REPORT ON FORM 10-K
                  YEAR ENDED DECEMBER 31, 1996

Exhibit
Number          Description
-------         -----------

11.             Statement regarding computation of per share earnings.

13.             1996 Annual Report to Stockholders.*

21.             Subsidiaries of Stifel Financial Corp.

23.(a)          Consent of Independent Auditors.

23.(b)          Consent of Independent Accountants.

27.             Financial Data Schedule BD.


* Certain portions of the Annual Report to Stockholders are incorporated herein by reference; the Annual Report to Stockholders is not to be deemed filed as a part of this Annual Report on Form 10-K.









                                     A25

                                  EXHIBIT 11
                    STIFEL FINANCIAL CORP. AND SUBSIDIARIES

                STATEMENT REGARDING COMPUTATION OF CONSOLIDATED
                              EARNINGS PER SHARE

                                                     YEARS ENDED DECEMBER 31,
                                              1996             1995             1994
                                              ----             ----             ----
PRIMARY
-------
Net income (loss)                         $ 3,392,502      $   643,521      $(5,503,335)
                                          -----------      -----------      -----------
Average number of common shares
  outstanding during the period             4,671,863        4,606,775        4,572,498
Additional Shares assuming exercise
  of stock options (1)                        108,125           67,109          116,656
                                          -----------      -----------      -----------
Common shares and equivalents used
  to calculate earnings (loss) per share    4,779,988        4,673,884        4,689,154
                                          -----------      -----------      -----------
Primary earnings (loss) per share         $      0.71      $      0.14      $     (1.17)
                                          ===========      ===========      ===========
FULLY DILUTED
-------------
Net income (loss)                         $ 3,392,502      $   643,521      $(5,503,335)
After-tax interest savings assuming
  conversion of Senior Convertible
  Notes (2)                                   600,961          553,902          684,075
                                          -----------      -----------      -----------
Net income (loss)                         $ 3,993,463      $ 1,197,423      $(4,819,260)
                                          -----------      -----------      -----------
Average number of common shares
  outstanding during the period             4,671,863        4,606,775        4,572,498
Additional Shares assuming exercise
  of stock options (1)                        191,639           80,742          116,656
Additional Shares assuming conversion
  of Senior Convertible Notes (3)           1,417,716        1,417,716        1,417,716
                                          -----------      -----------      -----------
Common shares and equivalents used
  to calculate earnings (loss) per share    6,281,218        6,105,233        6,106,870
                                          -----------      -----------      -----------
Fully diluted earnings (loss) per share   $      0.64      $      0.14(4)  $      (1.17)(4)
                                          ===========      ===========      ===========




(1) Represents the number of shares of common stock issuable on the exercise of dilutive employee stock options less the number of shares of common stock which could have been purchased with the proceeds from the exercise of such options. For primary earnings per share computations, these purchases were assumed to have been made at the average market price of the common stock during the period or that part of the period for which the option was outstanding. For fully diluted earnings per share computations, these purchases were assumed to have been made at the greater of the market price of the common stock at the end of the period or average market price of the common stock during the period or that part of the period for which the option was outstanding.

(2) Represents the after-tax interest savings resulting from assumed conversion of $10,000,000 aggregate principal 11.25% Senior Convertible Notes.

(3) Represents the number of shares of common stock issuable upon conversion of $10,000,000 aggregate principal 11.25% Senior Convertible Notes at a conversion price of $7.05 share.

(4) Net fully diluted earnings (loss) per share to $0.20 and ($0.79) for the years ended December 31, 1995 and December 31, 1994, respectively.
    Since this is anti-dilutive, fully diluted earnings (loss) per share is equivalent to primary earnings (loss) per share.

                                     A26

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

MANAGEMENT'S FINANCIAL DISCUSSION
BUSINESS ENVIRONMENT

Stifel Financial Corp. and Subsidiaries (the "Company"), through its principal subsidiary, Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus"), provides securities brokerage and investment management and advisory services primarily to individuals, provides investment banking services to municipal and corporate clients, and trades fixed income securities and over-the-counter equity securities. Century Securities Associates, Inc. ("CSA"), a wholly owned subsidiary of the Company, provides administration services to independent registered investment executives. Additionally, Pin Oak Capital Ltd. ("Pin Oak") and Todd Investment Advisors, Inc. ("Todd"), both wholly owned subsidiaries of the Company, provide fee-based investment advisory services to both individual and institutional clients.

Results of any individual period should not be considered representative of future profitability. Many of the Company's activities are sensitive to a variety of factors, including the securities trading volume, the volatility and price level of securities markets, the demand for investment banking services, the level and volatility of interest rates, and investor sentiment. A portion of the Company's expenses are relatively fixed and do not vary with market activity. Consequently, sustained periods of reduced transaction activity or loss of clients may adversely affect profitability.

The Company faces increasing competition from other financial institutions such as commercial banks, thrifts, and investment firms. Certain financial services, traditionally provided only by securities firms, are increasingly being provided by these other financial institutions.

The business environment for the securities industry during 1996 was one of the most prosperous in recent years. New investors, larger holdings, and increased activity fueled record market volume and prices. Individuals continued to evolve from savers to investors as strong corporate earnings, low interest rates, and low inflation boosted the equity markets.

Historically, a significant source of the Company's investment banking revenues originated from Oklahoma municipal securities issuances. During the last three years, the Company's municipal investment banking business has been adversely impacted by general municipal finance industry conditions and the negative publicity surrounding a formal investigation and subsequent enforcement actions by the Securities and Exchange Commission relating to certain municipal bond issues managed by the Company's Oklahoma municipal finance department (see Note H of the Notes to Consolidated Financial Statements filed herein). Additionally, during 1995, the Company sold its Oklahoma operations (see Note O of the Notes to Consolidated Financial Statements filed herein), enabling the Company to focus on its retail sales, fee-based money management services, equity research, corporate finance, and the St. Louis-based municipal finance department.









                                     A27

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

MANAGEMENT'S FINANCIAL DISCUSSION
RESULTS OF OPERATIONS

The following table summarizes amounts and percentages of changes in the major categories of revenues and expenses for the periods indicated:

------------------------------------------------------------------------------------------------------
                                                   YEAR ENDED                      YEAR ENDED
                                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,     DECEMBER 31,
INCREASE (DECREASE)                           1996    VS.    1995             1995    VS .    1994
------------------------------------------------------------------------------------------------------
AMOUNTS IN THOUSANDS                         AMOUNT        PERCENTAGE        AMOUNT         PERCENTAGE
------------------------------------------------------------------------------------------------------
REVENUES:
   Commissions                              $ 5,184           13.4%         $ 1,430             3.8%
   Principal transactions                      (864)          (4.2)          (4,278)          (17.4)
   Investment banking                         4,132           34.1             (513)           (4.1)
   Interest                                     772            5.9            2,084            19.1
   Other                                      5,229           46.9            2,711            32.1
------------------------------------------------------------------------------------------------------
                                            $14,453           15.2%         $ 1,434             1.5%
======================================================================================================
EXPENSES:
   Employee compensation and benefits       $ 9,578           16.7%         $(3,465)          (5.7)%
   Commissions and floor brokerage              322           13.9              199            9.4
   Communications and office supplies          (857)         (11.2)            (394)          (4.9)
   Occupancy and equipment rental              (629)          (8.0)          (1,513)         (16.1)
   Interest                                    (115)          (1.4)           2,174           35.4
   Litigation, settlements, and bad debts     1,682          104.5             (857)         (34.7)
   Restructure charge                             0              0           (2,672)        (100.0)
   Other operating expenses                     177            1.9           (2,566)         (22.0)
------------------------------------------------------------------------------------------------------
                                            $10,158           10.8%         $(9,094)          (8.8)%
======================================================================================================








                                     A28

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

MANAGEMENT'S FINANCIAL DISCUSSION
1996 AS COMPARED TO 1995

The Company recorded $.71 earnings per primary share in 1996 compared to $.14 earnings per primary share in 1995. The increase in earnings per share was attributed principally to the growth in revenues to $109.8 million in 1996 from $95.4 in 1995.

The Company experienced a $14.5 million (15.2%) growth in total revenues in 1996 over 1995 revenues, increasing to $109.8 million from $95.4 million. Total revenues in 1996 were the second highest in the Company's history. Average revenues per Investment Executive increased $43,000 (22.2%) to $237,000 from $194,000 due to the addition of higher producing Investment Executives in conjunction with industry-wide record performance and growth which was attributed in part to increased corporate profits and continued low interest rates.

Revenue from commissions, which includes sale of investment company shares and sale of insurance products, increased $5.2 million (13.4%) to $43.9 million from $38.7 million as a result of strong markets and increased production per Investment Executive referred to above.

Principal transactions, which accounts for over-the-counter sales and trading profits and losses on securities the Company held as principal to meet investors' needs, decreased $900,000 (4.2%) to $19.5 million from $20.4 million primarily as a result of decreased trading in fixed income products -- municipal and corporate debt which decreased $3.0 million (22.5%) to $10.5 million from $13.5 million due to continued low interest rates which fueled investors' demands for the higher returns generated by the equity products. This decrease was offset by an increase in over-the-counter principal sales credits and trading profits of $1.9 million (36.9%) to $7.4 million from $5.5 million. The increase was due to improved trading profits and continued strong demand for the over-the-counter equity products.

Investment banking, which consists of revenue derived from underwriting corporate and municipal securities and advisory fees, increased $4.1 million (34.1%) to $16.2 million from $12.1 million largely as a result of an increase in corporate finance revenues. Favorable market conditions fueled corporate new issue underwritings. Revenue for new issue corporate underwritings and financial advisory fees, primarily for regional financial institutions and Real Estate Investment Trusts ("REITs"), increased $2.8 million (39.1%) to $10.1 million from $7.3 million. Municipal investment banking revenues, which includes fee income, increased $900,000 to $3.8 million from $2.9 million as the number of awards as senior manager for underwritings increased to 34 in 1996 from 24 in 1995.

Interest income is derived principally from financing customers' margin accounts. Interest income increased $772,000 (5.9%) to $13.7 million from $13.0 million as a result of increased borrowing by customers to finance their investments.

Other income increased $5.2 million (46.9%) to $16.4 million from $11.2 million principally due to a one-time gain of $3.3 million on an investment resulting from the exercise of warrants generated by the corporate finance department related to an underwriting and the ultimate sale of the shares received for the exercise of those warrants. Additionally, managed account fees, which are derived from management of customers' investment portfolios, increased $1.4 million (137.0%) to $2.5 million from $1.1 million due principally to the growth of the managed account program which was introduced in November 1994.







                                     A29

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

MANAGEMENT'S FINANCIAL DISCUSSION
1996 AS COMPARED TO 1995 (CONTINUED)


Total expenses increased $10.2 million (10.8%) to $104.2 million from $94.0 million largely as a result of increased compensation and benefits, which increased $9.6 million (16.7%) to $66.8 million from $57.2 million, and litigation, settlements, and bad debts, which increased $1.7 million (104.5%) to $3.3 million from $1.6 million.

The fixed portion of compensation and benefits, principally salaries, remained virtually unchanged from 1995. The variable portion of total compensation and benefits, principally Investment Executive compensation and incentive compensation payments, increased coincidentally with increased production and profitability.

Commission and floor brokerage increased $300,000 (13.9%) to $2.6 million from $2.3 million coincidentally with increased commission revenue discussed in the aforementioned increase in commission revenue.

Communications and office supplies and occupancy and equipment rental decreased $900,000 (11.2%) to $6.8 million from $7.7 million and $600,000 (8.0%) to $7.3 million from $7.9 million, respectively, principally due to the sale of the Oklahoma offices (see Note O of the Notes to Consolidated Financial Statements filed herein).

Litigation, settlements, and bad debt increased $1.7 million (104.5%) to $3.3 million from $1.6 million due principally to settlements of claims against Stifel, Nicolaus resulting from activities initiated in an office which was closed in 1995.

1995 AS COMPARED TO 1994

For 1995, the Company had net income of $644,000, or $.14 per primary share, on revenues of $95.4 million. During the year ended December 31, 1994, the Company had a net loss of $5.5 million, or $1.17 per primary share, on revenues of $93.9 million. The loss in 1994 included a one-time restructuring charge of $2.7 million.

Revenues for 1995 increased in commissions, interest income, and other revenue, but declined in principal transactions. Commission revenue increased $1.4 million (3.8%) to $38.7 million in 1995 from $37.3 million in 1994 despite the reduction in the number of Investment Executives which resulted from the sale of the Company's Oklahoma-based operations and the restructuring plan of 1994. The number of Investment Executives decreased by 79 (21.8%) to 283 at December 31, 1995, from 362 at December 31, 1994. Despite this decline, average production per Investment Executive increased $17,000 (9.6%) to $194,000 from $177,000.

Principal transactions decreased $4.3 million (17.4%) to $20.3 million from $24.6 million largely as a result of decreased fixed income trading activity.

Investment banking decreased only slightly in 1995, $500,000 (4.1%) to $12.1 million from $12.6 million. Public finance-related fee income decreased significantly, $2.4 million (58.8%) to $1.6 million from $4.0 million, due to the negative publicity surrounding the SEC's investigation into certain municipal finance underwritings by the Company's Oklahoma City public finance department and the reduced number of transactions by municipalities experienced industry-wide. These decreases were offset by an increase in corporate finance-related investment banking revenue which increased $3.8 million (279.6%) to $5.2 million from $1.4 million largely as a result of increased public offerings, particularly for financial institutions and real estate investment trusts (REITs). In addition, underwriting and syndicate participation fees and profits on trading new underwriting issues decreased $1.8 million primarily as a result of the aforementioned decreased municipal finance activity.






                                     A30

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

MANAGEMENT'S FINANCIAL DISCUSSION
1995 AS COMPARED TO 1994 (CONTINUED)


Interest income increased $2.1 million (19.1%) to $13.0 million from $10.9 million, and net interest (interest income less interest expense) decreased $90,000. The revenue increase is primarily due to higher customer borrowings which resulted from increased retail investor activity experienced industry-wide. Because of the generally corresponding increase in borrowings by the Company to finance the purchase of marketable securities and underwrite new securities issues, the net interest retention percentage decreased from 43.8% to 36.1%.

Other revenue increased $2.7 million (32.1%) to $11.1 million from $8.4 million primarily as a result of increases in managed account fees, money market distribution fees, clearing revenues, and realized gains on sale of investments, which increased approximately $1.0 million, $800,000, $500,000, and $400,000, respectively. Managed account fees increased because of the introduction of the managed account program in late 1994. Management expects the managed account fees to continue to grow, which are generated by charging a fixed rate for managing investment portfolios of customers. Realized gain on sale of investments increased primarily due to sales of investments held by the Company's venture capital subsidiary. Money market distribution fees increased because of higher levels of customer funds invested in money market funds and the Company's switch to omnibus processing of these funds. Clearing revenues increased as a direct result of the clearing for Capital West Securities, Inc., the broker-dealer subsidiary of Capital West, which began in June 1995.

Total expenses decreased $9.0 million (8.8%) to $94.1 million from $103.1 million. With the exception of commissions and floor brokerage and interest expense, all expense categories decreased for the year as a result of the sale of the Oklahoma-based operations and the downsizing and restructuring plan implemented in the fourth quarter of 1994. The Company charged $2.7 million to operations related to this plan in the fourth quarter of 1994. There were no expenses related to that plan charged to operations in 1995.

Employee compensation and benefits decreased $3.5 million (5.7%) to $57.2 million from $60.7 million. Investment Executives' aggregate compensation decreased $1.9 million, which was directly attributable to the decrease in aggregate revenue production. Profitability and production-based incentive compensation increased $2.1 million due to increased profitability and achievement of production goals. Salaries and benefits decreased $4.6 million (17.8%) to $21.2 million from $25.8 million. Total full-time and part-time salaried employees decreased by 93 to 417 from 510. Commissions and floor brokerage increased $199,000 (9.4%) to $2.3 million from $2.1 million as a result of increased agency commissions. Communications and office supplies and occupancy and equipment rental expenses decreased $394,000 (4.9%) to $7.7 million from $8.0 million and $1.5 million (16.1%) to $7.9 million from $9.4 million, respectively.

Interest expense increased $2.2 million (35.4%) to $8.3 million from $6.1 million due primarily to increased levels of short-term borrowings by the Company and its customers and increased average borrowing rates. The average level of short-term borrowings from banks for the year was $61.4 million as compared to $59.0 million for 1994. The average interest rate charged for these borrowings was 6.57% for 1995 as compared to 4.90% for 1994. The Company's borrowings increased due to decreased available capital which resulted primarily from the operating loss in 1994.

Other operating expenses decreased $2.6 million (22.0%) to $9.1 million from $11.7 million. Included in the caption "Other operating expenses" are legal fees which increased $600,000 due to continuing litigation surrounding certain municipal bond issues and transactions completed by the Company's former Oklahoma City-based public finance department. Management expects legal fees to decrease in 1996.

Litigation, settlements, and bad debts decreased $857,000 (34.7%) to $1.6 million from $2.5 million in 1994. The charges in 1995 include an amount for doubtful collection related to notes and advances receivable of former employees and provision for settlements of Oklahoma suits. The 1994 charges included doubtful collection of employee note receivables and advances of $2.0 million.







                                     A31

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

MANAGEMENT'S FINANCIAL DISCUSSION
LIQUIDITY AND CAPITAL RESOURCES

The Company's assets are highly liquid, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by the Company's equity capital, customer credit balances, short-term bank loans, proceeds from securities lending, long-term notes payable, and other payables. Changes in securities market volumes, related customer borrowing demands, underwriting activity, and levels of securities inventory affect the amount of the Company's financing requirements.

During the year ended December 31, 1996, cash and cash equivalents increased $1.6 million. Cash used for operating activities totaled $44.1 million due primarily to increases in operating receivables as a result of increased borrowings by customers.

The decrease in cash used for operating activities was funded by short-term borrowings which increased by $46.0 million.

The Company has $2.6 million in receivables from Investment Executives and other employees who terminated employment with the Company. The Company intends to vigorously pursue collection of these receivables and does not anticipate that the outcome of these activities will adversely affect liquidity or capital resources.

The first installment of the Company's long-term debt is due September 1, 1997, in the amount of $2.5 million. Management believes that funds from operations and available informal short-term credit arrangements of $82.6 million at December 31, 1996, will provide sufficient resources to meet its present and anticipated financing needs.

Stifel, Nicolaus & Company, Incorporated, the Company's principal broker-dealer subsidiary, is subject to certain requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements. At December 31, 1996, Stifel, Nicolaus had net capital of approximately $24.2 million, which exceeded the minimum net capital requirements by approximately $19.2 million.

INFLATION

The Company's assets are primarily monetary, consisting of cash, securities inventory, and receivables. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of the Company, such as employee compensation and benefits, communications, and occupancy and equipment, which may not be readily recoverable in the price of its services.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company deals in listed options and other products such as collateralized mortgage obligations which derive their values from the price of some other security or index. The Company does not deal in complex derivative financial instruments, such as futures, forwards, and swaps, and therefore has no disclosure requirements in accordance with the Financial Accounting Standard Board's Statement 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments."

The Company adopted Statements of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed of," and SFAS 123, "Accounting for Stock-Based Compensation," during the year ended December 31, 1996. The adoption of these new standards did not have a material impact on the Company's consolidated financial statements.

The Financial Accounting Standards Board has also issued SFAS 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Management believes the adoption of this standard will not have a material impact on the Company's consolidated financial statements.















                                     A32

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]


Independent Auditors' Report

To the Board of Directors and Stockholders of Stifel Financial Corp.
St. Louis, Missouri

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. and Subsidiaries (the "Company") as of December 31, 1996, and the related consolidated statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company for the years ended December 31, 1995 and 1994, were audited by other auditors whose report, dated February 25, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1996 consolidated financial statements present fairly, in all material respects, the consolidated financial position of Stifel Financial Corp. and Subsidiaries as of December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

February 25, 1997
St. Louis, Missouri


                                                          [Deloitte &
                                                           Touche LLP Logo]


                                       A33

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

------------------------------------------------------------------------------------------------------------------------------
                (IN THOUSANDS)                                          DECEMBER 31, 1996   DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------------------------------
                ASSETS
                Cash and cash equivalents                                       $  7,960            $  6,344
                --------------------------------------------------------------------------------------------
                Cash segregated for the exclusive benefit of customers               483                 776
                --------------------------------------------------------------------------------------------
                Receivable from brokers and dealers:
                  Securities failed to deliver                                       617               1,790
                  Deposits paid for securities borrowed                           10,284               4,912
                  Settlement balances with clearing organizations                  3,935               9,722
                --------------------------------------------------------------------------------------------
                                                                                  14,836              16,424
                --------------------------------------------------------------------------------------------
                Receivable from customers, net of allowance for doubtful
                  accounts of $582 and $805, respectively                        235,216             156,904
                --------------------------------------------------------------------------------------------
                Securities owned, at fair value:
                  U.S. Government obligations                                      3,619               6,529
                  State and municipal obligations                                  9,506               7,111
                  Corporate obligations                                            3,502               2,394
                  Corporate stocks                                                 2,286               3,487
                --------------------------------------------------------------------------------------------
                                                                                  18,913              19,521
                --------------------------------------------------------------------------------------------
                Memberships in exchanges, at cost                                    513                 513
                Office equipment and leasehold improvements, at cost,
                  net of allowances for depreciation and amortization of
                  $10,125 and $12,517, respectively                                2,233               3,015
                Goodwill, net of accumulated amortization of $1,107
                  and $827, respectively                                           4,488               3,985
                Notes receivable from and advances to officers and
                  employees, net of allowance for doubtful receivables of
                  $2,552 and $3,002, respectively                                  3,373               4,328
                Refundable income taxes                                              358                 254
                Deferred tax asset                                                 3,671               3,902
                Other assets                                                       9,005              10,809
                --------------------------------------------------------------------------------------------
                    TOTAL ASSETS                                                $301,049            $226,775
                ============================================================================================


                                       A34

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]


CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


------------------------------------------------------------------------------------------------------
 (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)                     DECEMBER 31, 1996     DECEMBER 31, 1995
------------------------------------------------------------------------------------------------------
 LIABILITIES AND STOCKHOLDERS' EQUITY
 Short-term borrowings from banks                                    $132,400            $ 86,450
 -----------------------------------------------------------------------------------------------------
 Payable to brokers and dealers:
   Securities failed to receive                                           421               2,572
   Deposits received from securities loaned                            46,727              20,555
 -----------------------------------------------------------------------------------------------------
                                                                       47,148              23,127
 -----------------------------------------------------------------------------------------------------
 Payable to customers                                                  32,095              31,806
 Securities sold, but not yet purchased, at fair value                  3,229               2,744
 Drafts payable                                                        15,287              17,867
 Accrued employee compensation                                         14,756               9,526
 Obligations under capital leases                                         581                 774
 Accounts payable and accrued expenses                                  7,801               8,876
 Long-term debt                                                        10,000              10,760
 -----------------------------------------------------------------------------------------------------
               Total                                                  263,297             191,930
 -----------------------------------------------------------------------------------------------------
 Subordinated note                                                        - -                  50
 -----------------------------------------------------------------------------------------------------
 Stockholders' equity:
   Preferred stock -- $1 par value; authorized
     3,000,000 shares; none issued
   Common stock -- $.15 par value; authorized 10,000,000
     shares; issued 4,767,715 and 4,540,890 shares,
     respectively; outstanding 4,632,260 and 4,357,665
     shares, respectively                                                 715                 681
   Additional paid-in capital                                          21,403              19,622
   Retained earnings                                                   16,733              15,754
   ---------------------------------------------------------------------------------------------------
                                                                       38,851              36,057
   ---------------------------------------------------------------------------------------------------
   Less:
     Treasury stock, at cost 135,455 and 183,225
       shares, respectively                                               892               1,162
     Unamortized expense of restricted stock awards                       207                 100
   ---------------------------------------------------------------------------------------------------
               Total Stockholders' Equity                              37,752              34,795
   ---------------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $301,049            $226,775
   ===================================================================================================



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                                       A35

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

CONSOLIDATED STATEMENTS OF OPERATIONS

-----------------------------------------------------------------------------------------------------
                                                YEAR ENDED          YEAR ENDED          YEAR ENDED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)    DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
-----------------------------------------------------------------------------------------------------
Revenues
Commissions                                    $ 43,900             $ 38,716           $ 37,286
Principal transactions                           19,498               20,362             24,640
Investment banking                               16,253               12,121             12,634
Interest                                         13,774               13,002             10,918
Other                                            16,388               11,159              8,448
                          --------------------------------------------------------------------------
                                                109,813               95,360             93,926
----------------------------------------------------------------------------------------------------
Expenses
--------
Employee compensation and benefits               66,765               57,187             60,652
Commissions and floor brokerage                   2,641                2,319              2,120
Communications and office supplies                6,794                7,651              8,045
Occupancy and equipment rental                    7,255                7,884              9,397
Interest                                          8,197                8,312              6,138
Litigation, settlements, and bad debts            3,292                1,610              2,467
Restructuring charge                                - -                  - -              2,672
Other operating expenses                          9,267                9,090             11,656
                          ------------------------------------------------------------------------
                                                104,211               94,053            103,147
--------------------------------------------------------------------------------------------------
Income (loss) before income taxes                 5,602                1,307             (9,221)
Provision (benefit) for income taxes              2,209                  663             (3,718)
--------------------------------------------------------------------------------------------------
Net income (loss)                              $  3,393             $    644           $ (5,503)
==================================================================================================

Earnings (Loss) Per
Common Share
and Share Equivalents

Net income (loss) per share:
   Primary earnings (loss) per share           $   0.71             $   0.14           $  (1.17)
   Fully diluted earnings (loss) per share     $   0.64             $   0.14           $  (1.17)


All earnings per share amounts have been adjusted to reflect the 5 percent stock dividend declared January 21, 1997.

See Notes to Consolidated Financial Statements.

                                      A36

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                                              Unamortized
                                                             Additional                                        Expense of
                                            Common Stock       Paid-In    Retained        Treasury Stock       Restricted
(In thousands, except share amounts)     Shares      Amount    Capital    Earnings       Shares     Amount    Stock Awards   Total
-----------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1994              4,119,239     $617     $17,269     $24,162     $(150,453)  $(1,240)      $(199)     $40,609
-----------------------------------------------------------------------------------------------------------------------------------
Cash dividends --
  common stock ($.09 per share)                                               (356)                                            (356)
Purchase of treasury shares                                                             (188,964)   (1,417)                  (1,417)
Employee benefit plans                                              88                    72,883       614                      702
Stock options exercised                                            (34)                   13,884       115                       81
Restricted stock awards granted                                    (87)                   24,500       194        (107)         - -
Amortization of restricted stock awards                                                                            108          108
Stock benefits                                                                                60         1                        1
Dividend reinvestment                                                                        151         1                        1
Net loss for the year                                                       (5,503)                                          (5,503)
5% stock dividend                         205,712       32       1,255      (1,287)      (11,397)                               - -
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994            4,324,951      649      18,491      17,016      (239,336)   (1,732)       (198)      34,226
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends --
  common stock ($.12 per share)                                               (500)                                            (500)
Purchase of treasury shares                                                              (88,656)     (547)                    (547)
Employee benefit plans                                            (195)                  132,173       948                      753
Stock options exercised                                            (36)                   22,425       159                      123
Restricted stock awards granted                                    (14)                   13,000        96         (82)         - -
Restricted stock awards forfeited                                    3                   (16,125)      (96)         79          (14)
Amortization of restricted stock awards                                                                            101          101
Dividend reinvestment                                               (1)                    2,019        10                        9
Net income for the year                                                        644                                              644
5% stock dividend                         215,939       32       1,374      (1,406)       (8,725)                               - -
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995            4,540,890      681      19,622      15,754      (183,225)   (1,162)       (100)      34,795
------------------------------------------------------------------------------------------------------------------------------------
Cash dividends --
  common stock ($.09 per share)                                               (405)                                            (405)
Stock rights redemption --
  common stock ($.05 per share)                                               (223)                                            (223)
Purchase of treasury shares                                                              (69,713)     (520)                    (520)
Employee benefit plans                                            (132)                  118,953       753                      621
Stock options exercised                                             (1)                      615         4                        3
Restricted stock awards                                            162                     3,000        20        (182)         - -
Amortization of restricted stock awards                                                                             75           75
Dividend reinvestment                                                                      1,365        13                       13
Net income for the year                                                      3,393                                            3,393
5% stock dividend                         226,825       34       1,752      (1,786)       (6,450)                               - -
------------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996            4,767,715     $715     $21,403     $16,733      (135,455)    $(892)      $(207)     $37,752
====================================================================================================================================

See Notes to Consolidated Financial Statements.


                                      A37

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]


CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------
                                                    YEAR ENDED          YEAR ENDED          YEAR ENDED
(IN THOUSANDS)                                  DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                    $  3,393            $    644            $ (5,503)
---------------------------------------------------------------------------------------------------------
Noncash items included in earnings:
  Depreciation and amortization                         1,664               1,990               2,572
  Provision for litigation and bad debts                  905               1,610               2,467
  Unrealized loss (gain) on investments                    28                 (57)                (96)
  Bonus notes amortization                              1,213               1,033               1,134
  Deferred compensation                                   571                 468                 538
  Amortization of restricted stock awards
    and stock benefits                                     75                  84                 107
  Deferred tax provision (benefit)                        231                 736              (1,735)
  Restructuring charge                                    - -                 - -               2,672
---------------------------------------------------------------------------------------------------------
                                                        8,080               6,508               2,156
(Increase) decrease in operating receivables:
  Customers                                           (78,291)            (17,005)             13,474
  Brokers and dealers                                   1,588               5,409              (4,548)
Increase (decrease) in operating payables:
  Customers                                               289               7,437             (11,955)
  Brokers and dealers                                  24,020             (23,268)             21,873
Decrease (increase) in assets:
  Cash and U.S. Government securities segregated
    for the exclusive benefit of customers                293                 540                 (54)
  Securities owned                                        608               3,798              63,191
  Notes receivable from officers and employees         (1,030)             (1,190)             (5,427)
  Other assets                                           (560)             (2,125)             (1,779)
Increase (decrease) in liabilities:
  Securities sold, not yet purchased                      485              (1,508)                345
  Drafts payable, accounts payable and accrued
    expenses, and accrued employee compensation           397                 212              (1,919)
---------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operating Activities      (44,121)            (21,192)             75,357
---------------------------------------------------------------------------------------------------------


                                       A38

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

CONSOLIDATED STATEMENTS OF CASH FLOWS

---------------------------------------------------------------------------------------------------------
                                                  YEAR ENDED          YEAR ENDED          YEAR ENDED
(IN THOUSANDS)                                  DECEMBER 31, 1996   DECEMBER 31, 1995   DECEMBER 31, 1994
---------------------------------------------------------------------------------------------------------
Cash (Used For) Provided By Operating --
  Activities From Previous Page                       (44,121)            (21,192)             75,357
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds (payments) for short-term
  borrowings from banks                                45,950              20,800             (71,300)
Proceeds from:
  Employee stock purchase plan                            617                 755                 613
  Exercised stock options                                   3                 124                  81
  Subordinated borrowings                                 - -                 - -                  50
  Dividend reinvestment plan                               13                  10                   1
Payments for:
  Settlement of long-term debt                           (760)               (760)                - -
  Purchases of stock for treasury                        (520)               (547)             (1,417)
  Principal payments under capital lease obligation      (433)               (256)               (710)
  Subordinated borrowings                                 (50)                - -                 - -
  Cash dividends and rights redemption                   (626)               (500)               (356)
---------------------------------------------------------------------------------------------------------
Cash Provided By (Used For) Financing Activities       44,194              19,626             (73,038)
---------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from:
  Sale of office equipment and leasehold
    improvements                                           28                 910                  24
  Sale of investments                                   3,753               1,694                  32
Payments for:
  Acquisition of office equipment and leasehold
    improvements                                         (443)             (1,179)             (1,734)
  Acquisition of investments                           (1,795)               (440)               (258)
---------------------------------------------------------------------------------------------------------
Cash Provided By (Used For) Investing Activities        1,543                 985              (1,936)
---------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents        1,616                (581)                383
Cash and cash equivalents -- beginning of year          6,344               6,925               6,542
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents -- end of year             $  7,960            $  6,344            $  6,925
=========================================================================================================
Supplemental disclosures of cash flow information:
  Interest payments                                  $  8,264            $  8,237            $  5,897
  Income tax payments                                $  2,247            $    372            $    118
Schedule of Noncash Investing and Financing
  Activities
  Fixed assets acquired under capital lease          $    240                 - -            $    808
  Restricted stock awards, net of forfeitures        $    181            $      3            $    146
  Stock dividends distributed                        $  1,788            $  1,406            $  1,287


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                                       A39

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE A -- ACCOUNTING AND REPORTING POLICIES

NATURE OF OPERATIONS

Stifel Financial Corp. ("the Parent"), through its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel, Nicolaus"), collectively referred to as ("the Company"), is principally engaged in retail brokerage, securities trading, investment banking, investment advisory, and related financial services throughout the United States. Although the Company has offices throughout the United States, its major geographic area of concentration is in the Midwest. The Company's principal customers are individual investors, with the remaining client base composed of corporations, municipalities, and institutions.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Parent and its wholly owned subsidiaries, principally Stifel, Nicolaus. Stifel, Nicolaus is a broker-dealer registered under the Securities Exchange Act of 1934. All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Where appropriate, prior years' financial information has been reclassified to conform with the current year presentation.

For purposes of presenting the consolidated statements of cash flows, the Company has defined cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business.

SECURITY TRANSACTIONS

Trading and investment securities owned and securities sold, but not yet purchased are carried at fair value, and unrealized gains and losses are reflected in the results of operations. Securities held for investment by the Parent are included in other assets and are carried at the lower of historical cost or fair value. Investment securities of the subsidiaries are carried at fair value or amounts that approximate fair value as determined by management.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by settlement date.

Receivable from customers includes amounts due on cash and margin transactions. The value of securities owned by customers and held as collateral for these receivables is not reflected in the consolidated statements of financial condition.


Customer security transactions are recorded on a settlement date basis with related commission income and expense recorded on a trade date basis. Principal securities transactions are recorded on a trade date basis.



                                       A40

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE A - ACCOUNTING AND REPORTING POLICIES (CONTINUED)

FAIR VALUE

The Company's financial instruments are carried at fair value or amounts that approximate fair value. Securities owned and securities sold, but not yet purchased are valued using quoted market or dealer prices, pricing models, or management's estimates. Customer receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The Company's remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value. The Company has estimated the fair value of its long-term debt using the discounted cash flow analysis of payments. At December 31, 1996, the estimated fair value of the notes was $11,004.

INCOME TAXES

Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial reporting and income tax bases of assets and liabilities.

OTHER

Investment banking revenue is recorded as follows: management fees on effective date of the registration, selling concessions on trade date, underwriting fees upon completion of the underwriting, and other investment banking revenue upon the completion of the service.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require Stifel, Nicolaus to deposit cash or other collateral with the lender. With respect to securities loaned, Stifel, Nicolaus receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. Stifel, Nicolaus monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Amortization of assets under capital lease is computed on a straight-line basis over the estimated useful life of the asset. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Depreciation of office equipment is computed on a straight-line basis for equipment purchased prior to January 1, 1994, and an accelerated method for equipment purchased thereafter.

Goodwill recognized in business combinations accounted for as purchases is being amortized over 15 to 40 years on a straight-line basis.

Earnings (loss) per share of common stock is based upon the weighted average number of common shares and share equivalents outstanding during the periods. Common share equivalents include dilutive stock options under the treasury stock method and dilutive shares from Senior Convertible Notes under the if converted method.

NOTE B -- SPECIAL RESERVE BANK ACCOUNT

At December 31, 1996, cash of $483 has been segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.



                                       A41

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE C -- SHORT-TERM BORROWINGS FROM BANKS

In the normal course of business, Stifel, Nicolaus borrows from various banks on a demand basis with company-owned and customer securities pledged as collateral. Available credit arrangements with banks totaled $215,000 at December 31, 1996, of which $82,600 was unused. There were no compensating balance requirements under these arrangements. The Company's floating interest rate short-term borrowings bore interest at a weighted average rate of 6.07% and 6.63% at December 31, 1996 and 1995, respectively. Certain short-term borrowings were collateralized by company-owned securities valued at approximately $19,155 on a settlement date basis. Short-term borrowings used to finance receivables from customers were collateralized by customer-owned securities valued at approximately $192,378 at December 31, 1996. The value of these customer-owned securities is not reflected in the consolidated statement of financial condition.

NOTE D -- COMMITMENTS AND CONTINGENCIES

In the normal course of business, Stifel, Nicolaus enters into underwriting commitments. Settlement of transactions relating to such underwriting commitments which were open December 31, 1996, had no material effect on the consolidated financial statements.

In connection with margin deposit requirements of The Options Clearing Corporation, Stifel, Nicolaus has pledged cash and customer-owned securities valued at $16,566. At December 31, 1996, the amounts on deposit satisfied the minimum margin deposit requirement of $12,954.

The future minimum rental commitments at December 31, 1996, with initial or remaining non-cancellable lease terms in excess of one year for office space and equipment are as follows:

-----------------------------------------------------------------------------------------------
                                                                OPERATING LEASES
                                                 ----------------------------------------------
                                                                   MINIMUM           FUTURE
                                                   LEASE        PAYMENTS UNDER   MINIMUM RENTAL
YEAR ENDING DECEMBER 31,        CAPITAL LEASES   COMMITMENTS   RELATED SUBLEASE    COMMITMENT
-----------------------------------------------------------------------------------------------
1997                                 $384          $ 3,427          $(350)          $ 3,077
1998                                  238            2,852           (169)            2,683
1999                                    0            2,576            (96)            2,480
2000                                    0            2,450            (28)            2,422
2001                                    0            1,396              0             1,396
Thereafter                              0            1,804              0             1,804
                                     ----          -------          -----           -------
Minimum Commitments                  $622          $14,505          $(643)          $13,862
  Less Interest                        41          =======          =====           =======
                                     ----
Net Present Value of Capital
  Lease Obligations                  $581
                                     ====


                                       A42

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

NOTE D - COMMITMENTS AND CONSINGENCIES (CONTINUED)

Rental expense for the years ended 1996, 1995, and 1994 amounted to approximately $3,541, $3,986, and $4,596, respectively.

Office equipment, under capital leases, with a recorded cost of approximately $566 net of amortization of $953, collateralizes the above capital lease obligations and is included in the consolidated statements of financial condition in the caption of "Office equipment and leasehold improvements."

The Company purchased equipment, that was subject to a capital lease, for approximately $440 in the first quarter of 1995. During the fourth quarter of 1995, management determined that certain of that equipment with a carrying value of approximately $248, which was originally intended for use in operations, was not immediately required and therefore recorded a $195 charge to fourth quarter operations to write the equipment down to net recoverable value based on outside dealer quotes.

Amortization and depreciation expense of assets under capital lease and owned furniture and equipment for 1996, 1995, and 1994 was $1,384, $1,732, and $2,192, respectively.

NOTE E -- NET CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

Stifel, Nicolaus is subject to the Uniform Net Capital Rule, Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. Stifel, Nicolaus has elected to use the alternative method permitted by the rule which requires maintenance of minimum net capital equal to the greater of $250 or 2 percent of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debit items.

At December 31, 1996, Stifel, Nicolaus had net capital of $24,182, which was
9.7 percent of aggregate debit items and $19,191 in excess of minimum required net capital. At December 31, 1996, the net assets of Stifel, Nicolaus were $39,351, of which $12,475 was restricted as to the payment of dividends. In addition, there are restrictions in the Parent's long-term note agreement on payment of dividends by the Parent to its stockholders based on the amount of the Company's cumulative consolidated net income, as defined. At December 31, 1996, dividends of $2,032 had been paid against the cumulative available amounts of $2,204 under such provision.

NOTE F -- EMPLOYEE BENEFIT PLANS

The Company has a profit sharing 401(k) plan (the "PSP") covering qualified employees as defined in the plans. Contributions to the PSP were based upon a company match of 50% of the employees' first $500 in annual contributions for 1996, 1995, and 1994. Additional contributions by the Company are discretionary. The amounts charged to operations for the PSP were $146, $166, and $185, for 1996, 1995, and 1994, respectively.

Stifel, Nicolaus also has a deferred compensation plan available to Investment Executives whereby a certain percentage of their earnings is deferred as defined in the plan and vests over a three to five year period. The
Investment Executives have the right to elect to invest their individual deferred amounts into several investment options, including Company stock. The amounts charged to operations related to this plan were $571, $468, and $539, for 1996, 1995, and 1994, respectively.

                                      A43

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS, EXCEPT SHARE ARE PER SHARE AMOUNTS)

NOTE G -- STOCK-BASED COMPENSATION PLANS

At December 31, 1996, the Company had several stock-based compensation plans, which are described below. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under the Fixed Stock Option and the Employee Stock Purchase Plans consistent with the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

------------------------------------------------------------------
                                             1996             1995
------------------------------------------------------------------
Net income
    As reported                             $3,393            $644
    Pro forma                               $3,345            $621
------------------------------------------------------------------
Primary earnings per share
    As reported                               $.71            $.14
    Pro forma                                 $.70            $.13
------------------------------------------------------------------
Fully diluted earnings per share
    As reported                               $.64            $.14
    Pro forma                                 $.63            $.13
------------------------------------------------------------------

All option plans are administered by the Compensation Committee of the Board of Directors of the Parent which has the authority to interpret the Plans, determine to whom options may be granted under the Plans, determine the terms of each option, and cancel, with the consent of an optionee, any option previously granted to such optionee and to grant a new option in place thereof. All shares issued for the various plans were satisfied with treasury stock.


                                      A44

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)


NOTE G -- STOCK-BASED COMPENSATION PLANS (CONTINUED)


Fixed Stock Option Plans

The Company has four fixed option plans.  Under the Company's   1983 and 1985
Incentive Stock Option Plans, the Company may grant options up to an aggregate of 450,000 shares to key employees. Under the Company's 1987 non-qualified stock option plan, the Company may grant options up to an aggregate of 100,000 shares. Options under these plans are generally granted at 100% of market value at the date of the grant and expire 10 years from the date of grant. The options vest at a rate of 25% each anniversary date or on a five-year cliff vesting period. The Company has also granted stock options to external board members under a non-qualified plan. These options are generally granted at 100% of market value at the date of the grant and are exercisable one year from date of grant and expire 10 years from date of grant.

Effective with options granted in 1995 and subsequently, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.88% for both years; expected volatility of 26.7% and 22.2%; risk-free interest rates of 6.17% and 6.06%; and expected lives of 5.25 years for both years.

Activity under all plans for the years ended 1996, 1995, and 1994, respectively, is set forth on the following table. All amounts and prices have been adjusted to reflect the 5 percent stock dividend declared January 21, 1997.

The summary of the status of the Company's fixed stock option plans as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

-------------------------------------------------------------------------------------------------------------------
                                            1996                        1995                        1994
                                   ------------------------    ------------------------    ------------------------
                                           WEIGHTED-AVERAGE            WEIGHTED-AVERAGE            WEIGHTED-AVERAGE
FIXED OPTIONS                      SHARES   EXERCISE PRICE     SHARES   EXERCISE PRICE     SHARES   EXERCISE PRICE
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year   348,938       $5.55         413,767       $5.69         415,660       $5.51
-------------------------------------------------------------------------------------------------------------------
Granted                            111,077        5.98          33,352        5.75          47,065        6.23
Exercised                          (21,062)       5.02         (24,723)       5.00         (16,073)       5.05
Forfeited                           (5,523)       8.55         (68,993)       6.85         (32,885)       4.49
Expired                                - -         - -          (4,465)       4.60             - -         - -
-------------------------------------------------------------------------------------------------------------------
Outstanding at end of year         433,430       $5.63         348,938       $5.55         413,767       $5.69
===================================================================================================================
Options exercisable at year-end    254,792                     262,710                     299,384

Weighted-average fair value of
  options granted during the year    $1.89                       $1.53                         - -
-------------------------------------------------------------------------------------------------------------------

                                     A45

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)



NOTE G -- STOCK-BASED COMPENSATION PLANS (CONTINUED)



The following table summarizes information about fixed stock options outstanding at December 31, 1996:

------------------------------------------------------------------------------------------------------------
                                     OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                    ----------------------------------------------------   ---------------------------------
                        NUMBER       WEIGHTED-AVERAGE                          NUMBER
RANGE OF            OUTSTANDING AT      REMAINING       WEIGHTED-AVERAGE   EXERCISABLE AT   WEIGHTED-AVERAGE
EXERCISE PRICES        12/31/96      CONTRACTUAL LIFE    EXERCISE PRICE       12/31/96       EXERCISE PRICE
------------------------------------------------------------------------------------------------------------
$4.00 - $4.99           164,040         2.81 years           $4.58            157,963            $4.59
$5.00 - $5.99            62,715         4.66 years            5.58             54,436             5.65
$6.00 - $6.99           182,315         8.12 years            6.20             35,014             6.61
$7.00 - $7.99               - -             - -                - -                - -              - -
$8.00 - $8.99            24,360         6.96 years            8.47              7,379             8.53
------------------------------------------------------------------------------------------------------------
Total                   433,430                                               254,792
============================================================================================================


EMPLOYEE STOCK PURCHASE PLAN

Under the 1993 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to 125,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. Under the terms of the ESPP, employees can choose each year to have a specified percentage of their compensation withheld in 1% increments not to exceed 10%. The participant may also specify a maximum dollar amount to be withheld. At the beginning of every year, each participant will be granted an option to purchase 1,000 shares of common stock at a price equal to the lower of 85% of the beginning-of-year or end-of-year fair market value of the common stock. Approximately 29% to 41% of eligible employees have participated in the ESPP in the last three years. Under the ESPP, the Company sold 115,217 shares, 112,613 shares, and 124,663 shares to employees in 1996, 1995, and 1994, respectively.

Effective with options granted in 1995, the fair value of each employee's purchase rights is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995, respectively: dividend yield of 1.88% for both years; expected volatility of 26.7% and 22.2%; risk-free interest rates of 5.09% and 7.05%; and expected lives of 1 year for both years. The weighted-average fair value of those purchase rights granted in 1996 and 1995 was $1.30 and $1.07, respectively.






                                      A46

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)



NOTE G -- STOCK-BASED COMPENSATION PLANS (CONTINUED)


RESTRICTED STOCK AWARDS

Restricted stock awards are made, and shares issued, to certain key employees without cash payment by the employee. Certain key employees were granted 3,000, 13,000, and 32,500 shares of restricted stock, with a fair value of $18, $82, and $203, during 1996, 1995, and 1994, respectively. As of December 31, 1996, the restricted stock awards covering 14,334 shares were outstanding, with the restrictions expiring at various dates through 2000. The shares are restricted as to resale. Restrictions lapse ratably over three- and five-year service periods. The deferred cost of the restricted stock awards is amortized on a straight-line basis.

EMPLOYEE STOCK OWNERSHIP PLAN

The Company has an employee stock ownership plan (the "ESOP") covering qualified employees as defined in the plan. Employer contributions are made to the ESOP as determined by the Compensation Committee of the Board of Directors of the Parent on behalf of all eligible employees based upon the relationship of individual compensation (up to a maximum of $150) to total compensation. At December 31, 1996, the plan held and has allocated 240,926 shares of the Parent common stock valued at $2,108. The Company charged to operations $280 for the ESOP contribution for 1996. There were no contributions for the ESOP for 1995 and 1994.

NOTE H -- LEGAL PROCEEDINGS

The Company is a defendant in several lawsuits and arbitrations which arose from its usual business activities. Some of these lawsuits and arbitrations claim substantial amounts, including punitive damage claims. While results of litigation and arbitration cannot be predicted with certainty, management, based on opinions of outside counsel, has provided for actions most likely of adverse disposition and believes that the effects of resolution of such litigation and arbitration beyond the amounts provided will not have a material adverse effect on the Company's consolidated financial position. However, depending upon the period of resolution, such effects could be material to the financial results of an individual operating period. It is reasonably possible that certain of these lawsuits and arbitrations could be resolved in the next year, and management does not believe such resolutions will result in losses materially in excess of the amounts previously provided.

During 1995, the Securities and Exchange Commission (the "SEC") completed a formal investigation into possible violations of the federal securities laws in connection with certain municipal bond issues managed by the Company's former Oklahoma City-based public finance department where the Company was the managing or co-managing underwriter. This investigation resulted in the Company consenting to a final judgement of permanent injunction whereby, among other things, the Company paid approximately $1,100 in disgorgement and prejudgement interest, and $250 in fines.







                                      A47

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)


NOTE H -- LEGAL PROCEEDINGS (CONTINUED)

Additionally, the Company is named in lawsuits filed by The Oklahoma Turnpike Authority ("OTA") and The State of Oklahoma. The OTA suit seeks $6.5 million in compensatory damages and an unspecified amount of punitive damages. The State of Oklahoma seeks $7.6 million in compensatory damages and that these damages be trebled. The OTA suit alleges that an undisclosed fee paid to the Company by a third party for the placement of a forward purchase contract in an advance refunding escrow for the proceeds of the 1992 OTA $660 million refinancing should have been paid to the OTA. The State of Oklahoma suit alleges that the Company and two former executives of the Company committed violations of the Racketeer Influenced and Corrupt Organizations Act. This suit alleges essentially the same facts as are alleged in the OTA suit and were alleged by the SEC in its action against the Company which was settled in August 1995 by the Company without admitting or denying the allegations. Management does not believe the ultimate resolution of these matters will have a materially adverse effect on the Company's financial statements.

NOTE I -- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company executes, settles, and finances customer and proprietary securities transactions. These activities expose the Company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions are recorded on settlement date, generally three business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.

The Company borrows and lends securities to finance transactions and facilitate the settlement process, utilizing both firm proprietary positions and customer margin securities held as collateral. The Company monitors the adequacy of collateral levels on a daily basis. The Company periodically borrows from banks on a collateralized basis utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, the Company is subject to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company sells securities it does not currently own, and is obligated to subsequently purchase such securities at prevailing market prices. The Company is exposed to risk of loss if securities prices increase prior to closing the transactions. The Company controls its exposure to credit risk by continually monitoring its counterparties' position, and where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

CONCENTRATIONS OF CREDIT RISK

The Company maintains margin and cash security accounts for its customers located throughout the United States. The majority of the Company's customer receivables are serviced by branch locations in Missouri and Illinois.





                                      A48

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)


NOTE J -- LONG-TERM DEBT

The Parent has outstanding $10,000 aggregate principal amount of its 11.25 percent Senior Convertible Notes due September 1, 1997, through September 1, 2000, in equal installments. The notes are convertible into shares of the Company's $.15 par value common stock at any time prior to maturity, unless previously redeemed, at a conversion price of $7.05 per share. Under certain conditions, the notes are redeemable in whole or in part at the option of the Parent by payment of the principal and the accrued interest on the notes to be redeemed plus a premium of 4.1 percent. The premium decreases approximately one percentage point each September 1 from 1997 through 1999. The Company is required to maintain consolidated tangible net worth (as defined by the note agreement) at an amount not less than $22,000 as long as any amount remains unpaid.

At December 31, 1995, the Parent had outstanding $760 in promissory notes issued for the purchase of Todd Investment Advisors, Inc. The principal of the notes was paid on January 2, 1996, with interest at 3.83%. Interest charged to operations for these notes was $29 and $58 for years 1995 and 1994, respectively.

NOTE K -- PREFERRED STOCK PURCHASE RIGHTS

On June 30, 1987, the Company's Board of Directors declared a distribution of one preferred stock purchase right for each share of the Company's common stock. On July 23, 1996, the Company's Board of Directors approved the redemption of these shareholder rights and the adoption of a new Shareholder Rights Plan. Shareholders of record on August 12, 1996, received a payment of $.05 per share, representing the redemption price for the existing rights. This payment was in lieu of the regular quarterly dividend of $.03 per share.

In addition, on July 23, 1996, the Company's Board of Directors authorized and declared a dividend distribution of one preferred stock purchase right for each outstanding share of the Company's common stock, par value $0.15 per share. The dividend was distributed to stockholders of record on August 12, 1996. Each right will entitle the registered holder to purchase one one-hundredth of a share of a Series A Junior Participating Preferred Stock, par value $1.00 per share, at an exercise price of $35 per right. The rights become exercisable on the tenth day after public announcement that a person or group has acquired 15 percent or more of the Company's common stock or upon commencement of announcement of intent to make a tender offer for 15 percent or more of the outstanding shares of common stock without prior written consent of the Company. If the Company is acquired by any person after the rights become exercisable, each right will entitle its holder to purchase shares of common stock at one-half the then current market price, and in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at one-half of the market price of those shares. The rights may be redeemed by the Company prior to becoming exercisable by action of the Board of Directors at a redemption price of $.01 per right. These rights will expire, if not previously exercised, on August 12, 2006.






                                     A49

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)


NOTE L -- INCOME TAXES

The Company's provision (benefit) for income taxes consists of:

------------------------------------------------------------------------------
                 YEAR ENDED             YEAR ENDED             YEAR ENDED
               DECEMBER 31, 1996      DECEMBER 31, 1995      DECEMBER 31, 1994
------------------------------------------------------------------------------
CURRENT:
    Federal    $    1,597             $     (59)             $    (1,601)
    State             381                   (14)                    (382)
------------------------------------------------------------------------------
               $    1,978             $     (73)             $    (1,983)

DEFERRED:
    Federal    $      187             $     594              $    (1,401)
    State              44                   142                     (334)
------------------------------------------------------------------------------
               $      231             $     736              $    (1,735)
------------------------------------------------------------------------------
               $    2,209             $     663              $    (3,718)
==============================================================================

The provision (benefit) for income taxes differs from the amount computed by applying the statutory federal income tax rate to (loss) income before income taxes for the following reasons:

--------------------------------------------------------------------------------------------------------
                                            YEAR ENDED              YEAR ENDED            YEAR ENDED
                                         DECEMBER 31, 1996       DECEMBER 31, 1995     DECEMBER 31, 1994
--------------------------------------------------------------------------------------------------------
Federal tax computed at statutory rates        $1,904                  $444               $(3,135)
State income taxes, net of federal
  income tax benefit                              281                    84                  (450)
Tax-exempt interest, net of
  interest expense                                (59)                  (62)                 (143)
Goodwill amortization                              80                    80                    80
Meals and entertainment                           103                    96                   107
SEC fine                                          - -                    85                   - -
Increase in cash surrender value of
  life insurance                                  (36)                  (27)                    9
Other, net                                        (64)                  (37)                 (186)
--------------------------------------------------------------------------------------------------------
Provision (benefit) for income taxes           $2,209                  $663               $(3,718)
========================================================================================================

                                      A50

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

NOTE L -- INCOME TAXES (CONTINUED)


The net deferred tax asset consists of the following temporary differences:

-------------------------------------------------------------------------------
                                           DECEMBER 31, 1996   DECEMBER 31, 1995
-------------------------------------------------------------------------------
DEFERRED TAX ASSET

Receivables from customers, principally
  due to allowance for doubtful accounts       $  227               $ 314
Office equipment and leasehold improvements,
  principally book over tax depreciation          856                 777
Deferred compensation                             810                 693
Deferred revenue                                  195                 171
Investments, principally due to valuation
  allowance                                        25                 155
Provision for litigation and settlements          401                 644
Receivables from officers and employees,
  principally due to allowance for doubtful
  accounts                                      1,111               1,169
Accrued expenses                                  382                 485
Other                                              15                   8
-------------------------------------------------------------------------------
          Deferred Tax Asset                    4,022               4,416
-------------------------------------------------------------------------------
DEFERRED TAX LIABILITY

Intangible assets, principally tax over
  book amortization                              (211)               (220)
Investment fee revenue installment
  receivable                                     (140)               (294)
-------------------------------------------------------------------------------
          Total Gross Deferred Tax Liability     (351)               (514)
-------------------------------------------------------------------------------
  Net Deferred Tax Asset                       $3,671              $3,902
===============================================================================

The Company believes that a valuation allowance with respect to the realization of the total gross deferred tax asset is not necessary. Based on the Company's historical earnings and taxes previously paid, future expectations of taxable income, and the future reversals of gross deferred tax liability, management believes it is more likely than not that the Company will realize the gross deferred tax asset.







                                     A51

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)


NOTE M -- RELATED PARTY TRANSACTIONS

Four directors of the Parent are associated with firms which provide legal and consulting services to the Company. The Company charged approximately $801, $1,263, and $1,287 (primarily for legal fees) to operations for these services for 1996, 1995, and 1994, respectively. Additionally, several employees of Stifel, Nicolaus, through their individual ownership or interest in a corporation or partnership, provide leasing services primarily for branch office space. The Company charged to operations approximately $17, $20, and $82 for 1996, 1995, and 1994, respectively, for these services.

A director of the Parent has a general partnership interest in an enterprise in which the Company also holds general and limited partnership interests carried at approximately $663 at December 31, 1996, and $623 at December 31, 1995.

The Company has receivables aggregating $1,976 at December 31, 1996, from two former employees who were also directors and officers of the Company. These receivables arose from employment contracts which called for the amounts loaned or advanced to be earned or forgiven if performance criteria defined in the contracts were met. The employees terminated employment with the Company in 1994. The Company filed claims to recover the balance of the receivables. In October 1996, an NASD Regulation, Inc. Office of Dispute Resolution arbitration awarded the Company $1,260 in compensatory damages plus interest from one of the two former employees. Additionally, the Company reached a settlement agreement with the other former employee subsequent to December 31, 1996. The Company is vigorously pursuing collection.







                                     A52

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)


NOTE N -- PLAN OF RESTRUCTURING

During the fourth quarter of 1994, the Board of Directors of the Parent approved a restructuring and downsizing plan for the Company to be implemented beginning in December 1994, which involved the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees. The plan was completed during 1995. Following is a summary of activity in the accounts related to the restructuring accrual:

                                                   SEVERANCE PAY,
                                               EXTENDED BENEFITS,
                                  NET LEASE       AND RECEIVABLES
                                COMMITMENTS       WRITTEN OFF FOR                     ABANDONMENT
                                 FOR CLOSED            TERMINATED    CONTRACTUAL     OF LEASEHOLD
                                    OFFICES             EMPLOYEES    COMMITMENTS     IMPROVEMENTS       TOTAL
-------------------------------------------------------------------------------------------------------------
January 1, 1995 Balance              $1,400                  $695           $191             $206      $2,492
                                     ------                  ----           ----             ----      ------
Payments/charges                        441                   627             61              197       1,326
Adjustments through operations           64                     1            130              - -         195
                                     ------                  ----           ----             ----      ------
December 31, 1995 Balance               895                    67            - -                9         971
                                     ------                  ----           ----             ----      ------
Payments/charges                        238                    67            - -              - -         305
Adjustments through operations          - -                   - -            - -                9           9
                                     ------                  ----           ----             ----      ------
December 31, 1996 Balance            $  657                   - -            - -              - -      $  657
                                     ======                  ====           ====             ====      ======

The balances at December 31, 1996, and December 31, 1995, are included in the statement of financial condition under the caption "Accounts payable and accrued expenses."

During 1995, the Parent Company's Board of Directors reversed its decision regarding the payment of certain philanthropic commitments which had been accrued in 1994 as part of the restructuring charge and included in "Contractual commitments" above. As a result of this decision, $130 related to accrued contractual commitments was reversed and credited to operations in 1995.

NOTE O -- SALE OF OKLAHOMA-BASED ASSETS

On May 25, 1995, the Company sold the majority of the assets of its Oklahoma-based operations to Capital West Financial Corporation ("Capital West"). Capital West is primarily owned by former employees of the Company. Included in the sale were the majority of the assets related to the Company's retail offices in Oklahoma, several retail offices in Texas, and the Oklahoma-based public finance, institutional trading, and sales departments. The Company received cash, secured and senior notes, and warrants to purchase a minority interest in Capital West. In addition, Capital West assumed or subleased certain office and equipment lease obligations of the Company. The sale resulted in the reduction of approximately 70 Investment Executives and approximately 50 support staff located in 26 branch offices.







                                     A53

              [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share amounts)

NOTE O -- SALE OF OKLAHOMA BASED ASSETS (CONTINUED)


The Company received secured and senior notes with a face amount of $1,850 bearing interest at a 10% annual rate with the final payments due May 24, 2000, in connection with the sale of its Oklahoma-based assets. The notes were recorded at a discounted cash flows rate of 17%. The Company has deferred recognition of the gain on the sale in the amount of $570 and has deferred recognition of any interest income related to the notes until such time that Capital West has demonstrated the ability to generate earnings and cash flow to fund interest and principal payments when scheduled. The notes receivable net of the discount of $336 and deferred gain of $570 are included in the statement of financial condition under the caption "Other assets" at December 31, 1995.

Pro forma financial information assuming the transaction had taken place at the beginning of the year is presented below:

------------------------------------------------------------------------
                                                              YEAR ENDED
UNAUDITED PRO FORMA COMBINED RESULTS OF OPERATIONS     DECEMBER 31, 1995
------------------------------------------------------------------------
Revenue                                                          $85,846
Net income                                                       $   770
Net income per primary share                                     $   .16
------------------------------------------------------------------------

The above pro forma results do not purport to be indicative of results which actually would have occurred had the sale been made on January 1, 1995.

NOTE P -- SUBSEQUENT EVENT

On January 2, 1997, Capital West was reorganized and a new company, Affinity Holdings Corporation ("Affinity"), was formed. Affinity assumed the outstanding debt of Capital West. As part of the reorganization, Affinity exchanged the remaining balance of the $1,850 secured and senior notes issued by Capital West for a secured note due December 31, 2001, with a face amount of $305 bearing interest at a 10% annual rate; two hundred thousand shares of 10% cumulative non-voting preferred stock, par value $1.00; warrants to purchase a minority interest in Affinity; and substantially all of the fixed assets of Affinity with a fair value of approximately $300, which will be leased back to Affinity. Principal and interest payments on the note and dividend payments will be made monthly based upon the level of activity of Affinity's broker-dealer subsidiary. The transaction had no material impact on the results of operations for the Company for the year ended December 31, 1996.

On January 21, 1997, the Company's Board of Directors approved a 5 percent stock dividend to be distributed and $.03 per share cash dividend to be paid on February 18, 1997, to shareholders of record on February 4, 1997. All shares issued and earnings per share amounts included in the consolidated financial statements and notes thereto have been retroactively adjusted to give effect to the 5 percent stock dividend.

NOTE Q -- RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Management believes the adoption of this standard will not have a material impact on the Company's consolidated financial statements.

                                    ******








                                     A54

             [STIFEL FINANCIAL CORP. AND SUBSIDIARIES LETTERHEAD]

QUARTERLY RESULTS
(in thousands, except share and per share amounts)

------------------------------------------------------------------------------------------
QUARTERLY OPERATING RESULTS (UNAUDITED)
------------------------------------------------------------------------------------------

                                         EARNINGS                PRIMARY     FULLY DILUTED
                                          (LOSS)         NET     EARNINGS      EARNINGS
                                          BEFORE       INCOME     (LOSS)        (LOSS)
                             REVENUE   INCOME TAXES    (LOSS)    PER SHARE     PER SHARE
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
YEAR 1996 BY QUARTER
------------------------------------------------------------------------------------------

First                        $23,438      $  258       $  150     $ .03         $ .03
Second                        30,707       2,241        1,361       .28           .25
Third                         24,203         775          458       .10           .09
Fourth                        31,465       2,328        1,424       .30           .25
------------------------------------------------------------------------------------------
YEAR 1995 BY QUARTER
------------------------------------------------------------------------------------------
First                        $21,895      $ (318)      $ (183)    $(.04)        $(.04)
Second                        25,748         593          348       .07           .07
Third                         23,055         482          162       .03           .03
Fourth                        24,662         550          317       .07           .07

ALL EARNINGS (LOSS) PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO REFLECT THE 5 PERCENT STOCK DIVIDEND DECLARED JANUARY 21, 1997.







                                     A55

                               EXHIBIT 21

                STIFEL FINANCIAL CORP. AND SUBSIDIARIES

               SUBSIDIARIES OF STIFEL FINANCIAL CORP. (1)


                                         STATE OF                  NAMES UNDER WHICH
NAME                                  INCORPORATION            SUBSIDIARY DOES BUSINESS
----                                  -------------            ------------------------
-  Stifel, Nicolaus &                    Missouri              Stifel, Nicolaus & Company,
   Company, Incorporated                                       Incorporated

-  Alliance Realty Corp.                 Missouri              Alliance Realty Corp.

-  Century Securities                    Missouri              Century Securities
   Associates, Inc.                                            Associates, Inc.

-  Stifel, Nicolaus Insurance            Arkansas              Stifel, Nicolaus Insurance
   Agency, Inc. (2)                                            Agency, Inc.

-  S-N Capital Corp. (2)                 Missouri              S-N Capital Corp.

-  Stifel Insurance Agency -             Ohio                  Stifel Insurance Agency -
   Ohio, Inc. (4)                                              Ohio, Inc.

-  Stifel Venture Corp.                  Missouri              Stifel Venture Corp.

-  Pin Oak Capital, Ltd. (3)             Missouri              Pin Oak Capital, Ltd.

-  Stifel Asset Management Corp.         Missouri              Stifel Asset Management
                                                               Corp.

-  Todd Investment Advisors, Inc. (3)    Kentucky              Todd Investment Advisors,
                                                               Inc.




------------------
(1) Does not include corporations in which registrant owns 50 percent or less of the stock.

(2) Wholly owned subsidiary of Stifel, Nicolaus & Company, Incorporated.

(3) Wholly owned subsidiary of Stifel Asset Management Corp.

(4) Majority owned subsidiary of Stifel, Nicolaus & Company, Incorporated.


                                     A56

                      [DELOITTE & TOUCHE LLP LETTERHEAD]




                                EXHIBIT 23 (a)

                            STIFEL FINANCIAL CORP.
                       CONSENT OF INDEPENDENT AUDITORS







We consent to the incorporation by reference in the registration statements of Stifel Financial Corp. and Subsidiaries on Form S-8 (file numbers 2-94326, 33-10030, 33-16150, 33-20568 and 33-53097) and on Form S-3 (file number
33-53699), of our report dated February 25, 1997, incorporated by reference in the Annual Report on Form 10-K of Stifel Financial Corp. for the year ended December 31, 1996.


/s/ Deloitte & Touche LLP


February 25, 1997



                                     A57

                        [COOPERS & LYBRAND LETTERHEAD]




EXHIBIT 23 (b)

STIFEL FINANCIAL CORP.
CONSENT OF INDEPENDENT ACCOUNTANTS



We consent to the incorporation by reference in the registration statement of Stifel Financial Corp. and Subsidiaries on Form S-8 (file numbers 2-94326, 33-10030, 33-16150, 33-20568 and 33-53097) and on Form S-3 (file number
33-53699), of our report dated February 25, 1996 on our audits of the consolidated financial statements and financial statement schedules of Stifel Financial Corp. and Subsidiaries as of December 31, 1995 and for the years ended December 31, 1995 and December 31, 1994, which report is incorporated by reference in this Annual Report on Form 10-K.


                                             /s/ Coopers & Lybrand L.L.P.

St. Louis, Missouri
March 17, 1997

                                     A58

                                                                   APPENDIX B

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                  FORM 10-Q



(Mark One)
[x]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended    March 27, 1997
                                  --------------
                               OR
[ ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to
                               ----------   ----------
                    Commission file number         1-9305
                                                   ------
                            STIFEL FINANCIAL CORP.
            (Exact name of registrant as specified in its charter)

           DELAWARE                                     43-1273600
-------------------------------          -------------------------------------
(State or other jurisdiction of          (I.R.S.  Employer Identification No.)
incorporation or organization)


500 N. Broadway, St. Louis, Missouri                     63102-2188
-------------------------------------------------------------------
(Address of principal executive offices)                 (Zip Code)

Registrant's telephone number, including area code      314-342-2000
                                                        ------------
            -----------------------------------------------------
            (Former name, former address, and former fiscal year,
                        if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing
requirements for the past 90 days.  Yes  X   No
                                        ----    ----
Shares  of common stock outstanding at March 27, 1997:  4,722,491 par value $.15.

Exhibit Index is on page 15.

                                       B1

                   Stifel Financial Corp. And Subsidiaries

                               Form 10-Q Index

                                March 27, 1997




                                                              PAGE
PART I.  FINANCIAL CONDITION                                  ----

Item 1. Financial Statements (Unaudited)

        Consolidated Statements of Financial Condition --
        March 27, 1997 and December 31, 1996..............    3-4

        Consolidated Statements of Operations --
        Three Months Ended March 27, 1997 and
        March 29, 1996....................................     5

        Consolidated Statements of Cash Flows--
        Three Months Ended March 27, 1997 and
        March 29, 1996....................................    6-7

        Notes to Consolidated Financial Statements........    8-10

Item 2.  Management's Discussion and Analysis of
         Results of Operations and Financial Condition....   11-12


PART II. OTHER INFORMATION

Item 1.  Legal Proceedings................................    13
Item 4.  Submission of Matters to a Vote of
         Security Holders.................................    13
Item 6.  Exhibits and Reports on Form 8-K.................    13
Signatures................................................    14

                                       B2

PART I.  FINANCIAL CONDITION

Item 1. Financial Statements (UNAUDITED)

                   STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                 (UNAUDITED)
                                (In thousands)

                                         MARCH 27,      DECEMBER 31,
                                           1997            1996
                                         ---------      ------------
ASSETS
Cash and cash equivalents                $  6,126        $  7,960
Cash segregated for the exclusive
  benefit of customers                        309             483
Receivable from brokers and dealers        18,991          14,836
Receivable from customers, net of
  allowance for doubtful accounts of
  $578 and $582, respectively             267,874         235,216
Securities owned, at fair value            27,464          18,913

Membership in exchanges, at cost              513             513

Office equipment and leasehold
  improvements, at cost, net of
  allowances for depreciation and
  amortization of $10,081 and
  $10,125, respectively                     2,312           2,233

Goodwill, net of accumulated
  amortization of $1,184 and $1,107,
  respectively                              4,411           4,488

Notes receivable from and advances to
  officers and employees, net of
  allowance for doubtful receivables
  of $2,201 and $2,552, respectively
                                            3,343           3,373

Refundable income taxes                       354             358

Deferred tax asset                          3,552           3,671

Other assets                                7,947           9,005
                                         --------        --------
                                         $343,196        $301,049
                                         ========        ========


See Notes to Consolidated Financial Statements.



                                       B3

                   STIFEL FINANCIAL CORP. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION (CONTINUED)
                                 (UNAUDITED)
                     (In thousands, except share amounts)


                                         MARCH 27,      DECEMBER 31,
                                           1997            1996
                                         ---------      ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
            Liabilities
Short-term borrowings from banks         $166,375        $132,400
Payable to brokers and dealers             62,089          47,148
Payable to customers                       28,534          32,095
Securities sold, but not yet purchased,
  at fair value                             3,536           3,229
Drafts payable                             11,897          15,287
Accrued employee compensation              10,378          14,756
Obligations under capital leases              703             581
Accounts payable and accrued expenses      10,168           7,801
Convertible debt                           10,000          10,000
                                         --------        --------
       Total Liabilities                  303,680         263,297

       Stockholders' equity
Preferred stock -- $1 par value;
  authorized 3,000,000 shares; none
  issued
Common stock -- $.15 par value;
  authorized 10,000,000 shares; issued
  4,767,715 shares; outstanding
  4,722,491 and 4,632,260 shares,
  respectively                                715             715
Additional paid-in capital                 21,119          21,403
Retained earnings                          18,238          16,733
                                         --------        --------
                                           40,072          38,851

Less treasury stock, at cost 45,224
  and 135,455 shares, respectively            374             892
Less unamortized expense of restricted
  stock awards                                182             207
                                         --------        --------
       Total Stockholders' Equity          39,516          37,752
                                         --------        --------
                                         $343,196        $301,049
                                         ========        ========


See Notes to Consolidated Financial Statements.



                                       B4

                   STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (UNAUDITED)
                   (In thousands, except per share amounts)


                                            THREE MONTHS ENDED
                                     MARCH 27, 1997   MARCH 29, 1996
                                     --------------   --------------
REVENUES
  Commissions                           $ 11,420         $ 11,042
  Principal transactions                   5,266            4,788
  Investment banking                       7,696            1,214
  Interest                                 4,045            3,190
  Other                                    3,418            3,204
                                        --------         --------
                                          31,845           23,438

EXPENSES
  Employee compensation and benefits      20,215           14,526
  Commissions and floor brokerage            695              665
  Communications and office supplies       1,658            1,696
  Occupancy and equipment rental           1,443            1,821
  Interest                                 2,351            1,942
  Other operating expenses                 2,731            2,530
                                        --------         --------
                                          29,093           23,180
                                        --------         --------
INCOME BEFORE INCOME TAXES                 2,752              258

  Provision for income taxes               1,105              108
                                        --------         --------
   NET INCOME                           $  1,647         $    150
                                        ========         ========

  Net income per share:
    Primary                               $ 0.34            $0.03
    Fully diluted                         $ 0.28            $0.03
  Dividends declared per share            $ 0.03            $0.03
  Average common equivalent shares
    outstanding:
    Primary                                4,852            4,724
    Fully Diluted                          6,270            6,145


               See Notes to Consolidated Financial Statements.




                                       B5

                   STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (UNAUDITED)(In thousands)

                                                     THREE MONTHS ENDED
                                               MARCH 27, 1997  MARCH 29, 1996
                                               --------------  --------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                        $  1,647        $    150
Noncash items included in earnings:
  Depreciation and amortization                        383             423
  Provision for litigation and bad debts               450             133
  Net Realized and unrealized gains on
    investments                                        (25)            (18)
  Bonus notes amortization                             330             236
  Deferred compensation                                175             111
  Deferred tax provision                               119             300
  Amortization of restricted stock awards               25              15
                                                  --------        --------
                                                     3,104           1,350


(Increase) decrease in operating receivables:
  Customers                                        (32,658)         16,838
  Brokers and dealers                               (4,155)          1,620
(Decrease) increase in operating payables:
  Customers                                         (3,561)        (11,865)
  Brokers and dealers                               14,941          17,696
  Decrease (increase) in assets:
  Cash and U.S. Government securities
    segregated for the exclusive benefit
    of customers                                       174             198
  Securities owned                                  (8,551)         (3,597)
  Notes receivable from officers and employees        (263)           (579)
  Other assets                                       1,519           3,651
Increase (decrease) in liabilities:
  Securities sold, not yet purchased                   307          (1,471)
  Drafts payable, accounts payable and
    accrued expenses, and accrued employee
    compensation                                    (5,584)        (12,818)
                                                  --------        --------
CASH (USED FOR) PROVIDED BY
  OPERATING ACTIVITIES                            $(34,727)       $ 11,023
                                                  --------        --------

See Notes to Consolidated Financial Statements.



                                       B6

                   STIFEL FINANCIAL CORP. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                          (UNAUDITED)(In thousands)

                                                     THREE MONTHS ENDED
                                               MARCH 27, 1997   MARCH 29, 1996
                                               --------------   --------------
CASH (USED FOR) PROVIDED BY OPERATING
  ACTIVITIES - FROM PREVIOUS PAGE                 $(34,727)        $ 11,023
                                                  --------         --------
CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds (payments) for short-term
  borrowings from banks                             33,975          (11,700)
  Proceeds from:
    Temporary subordinated debt                      8,000              - -
    Employee stock purchase plan                       727              617
    Exercised stock options                             15              - -
    Dividend reinvestment plan                           2                5
  Payments for:
    Temporary subordinated debt                     (8,000)             - -
    Settlement of long-term debt                       - -             (760)
    Purchases of stock for treasury                   (796)              (6)
    Principal payments under capital
      lease obligation                                (103)             (66)
     Cash dividends                                   (143)            (134)
                                                  --------         --------
CASH PROVIDED BY (USED FOR)
  FINANCING ACTIVITIES                              33,677          (12,044)
                                                  --------         --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from:
    Sale of office equipment and
      leasehold improvements                             3                5
    Sale of investments                                - -              190
  Payments for:
    Acquisition of office equipment and
      leasehold improvements                          (161)             (90)
    Acquisition of investments                        (626)             (37)
                                                  --------         --------
CASH (USED FOR) PROVIDED BY
  INVESTING ACTIVITIES                                (784)              68
                                                  --------         --------
Decrease in cash and cash equivalents               (1,834)            (953)
Cash and cash equivalents -
  beginning of period                                7,960            6,344
                                                  --------         --------
CASH AND CASH EQUIVALENTS - END OF PERIOD         $  6,126         $  5,391
                                                  ========         ========
Supplemental disclosure of cash flow
  information:
  Income tax payments                             $     49         $     20
  Interest payments                               $  2,449         $  2,317

Schedule of noncash investing and
  financing activities:
  Fixed assets acquired under capital lease       $    292              - -
  Employee stock ownership plan shares issued     $    287              - -


See Notes to Consolidated Financial Statements.



                                       B7

                    STIFEL FINANCIAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
               (in thousands, except share and per share amounts)

NOTE A - BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Stifel Financial Corp. and its subsidiaries (collectively referred to as "the Company"). The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three months ended March 27, 1997 are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. For further information, refer to the financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1996.

     Where appropriate, prior years' financial information has been reclassified to conform with the current year presentation.

NOTE B - NET CAPITAL REQUIREMENT

     The Company's principal subsidiary, Stifel, Nicolaus & Company, Incorporated ("SN & Co."), is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "rule"), which requires the maintenance of minimum net capital, as defined. SN & Co. has elected to use the alternative method permitted by the rule which requires maintenance of minimum net capital equal to the greater of $250 or 2 percent of aggregate debit items arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debit items.

     At March 27, 1997, SN & Co. had net capital of $25,883 which was 9% of its aggregate debit items and $20,311 in excess of minimum net capital.




                                       B8

NOTE C - PLAN OF RESTRUCTURING

     During the fourth quarter of 1994, the Board of Directors of the Company approved a restructuring and downsizing plan for the Company which was implemented beginning in December 1994, and involved the closing or downsizing of 31 office locations and termination of approximately 70 officers and employees. Detail of the activity during the first three months related to the restructuring accruals are as follows:


------------------------------------------------------------------------------------------------------------------------
                                                              BALANCE                        ADJUSTMENTS      BALANCE
                                                                AT                            RECORDED          AT
                                                             DECEMBER    PAYMENTS/            THROUGH         MARCH 27,
                                                             31, 1996     CHARGES            OPERATIONS        1997
------------------------------------------------------------------------------------------------------------------------
Net lease commitments for closed offices                        $657        $ 77            $318                $262
------------------------------------------------------------------------------------------------------------------------

     Such amounts are included in the consolidated statement of financial condition under the caption of "Accounts payable and accrued expenses" at March 27, 1997 and December 31, 1996.

     During the period, the Company renegotiated a long-term lease commitment resulting in a credit to operations which had previously been included in the restructuring charge taken in 1994.

NOTE D - SALE OF OKLAHOMA-BASED ASSETS

     On May 25, 1995, the Company sold the majority of the assets of its Oklahoma-based operations to Capital West Financial Corporation ("Capital West"). The Company received secured and senior notes with a face amount of $1,850 bearing interest at a 10% annual rate with the final payments due May 24, 2000, in connection with the sale of its Oklahoma-based assets. The notes were recorded at a discounted rate of 17%. The Company had deferred recognition of the gain on the sale in the amount of $570 and had deferred recognition of any interest income related to the notes until such time that Capital West had demonstrated the ability to generate earnings and cash flow to fund interest and principal payments when scheduled. The Company received payments of $79 toward the notes. The notes receivable net of the discount of $336 and deferred gain of $570 are included in the statement of financial condition under the caption "Other assets" at December 31, 1996.


     On January 2, 1997, Capital West was reorganized and a new company, Affinity Holdings Corporation ("Affinity"), was formed. Affinity assumed the outstanding debt of Capital West. As part of the reorganization, Affinity exchanged the remaining balance of the $1,850 secured and senior notes issued by Capital West for a secured note due December 31, 2001, with a face amount of $305 bearing interest at a 10% annual rate; two hundred thousand shares of 10% cumulative non-voting preferred stock, par value $1.00; warrants to purchase a minority interest in Affinity; and substantially all of the fixed assets of Affinity with a fair value of approximately $300, which are being leased back to Affinity. Principal and interest payments to date total $138 and are being made monthly based upon the level of activity of Affinity's broker-dealer subsidiary. The note receivable, preferred stock, and lease receivable are included in the statement of financial





                                       B9
condition under the caption "Other assets" at March 27, 1997. The transaction had no material impact on the results of operations for the Company for the quarter ended March 27, 1997.

NOTE E- RECENT ACCOUNTING PRONOUNCEMENTS

     The Financial Accounting Standards Board has issued SFAS 128, "Earnings per Share," which is to be implemented by companies whose fiscal year ends after December 15, 1997. The adoption of this accounting standard will not have a material impact on the Company's reported earnings per share.

NOTE F - SUBSEQUENT EVENT

     On April 22, 1997, the Company's Board of Directors declared a regular quarterly dividend of $0.03 per share, payable on May 20, 1997 to stockholders of record May 6, 1997.

                                     ******





                                      B10

   ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
                              FINANCIAL CONDITION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

  RESULTS OF OPERATIONS

  THREE MONTHS ENDED MARCH 1997 AND MARCH 1996

     The Company recorded net earnings of $1,647, or $0.34 per primary share on total revenues of $31,845 for the first quarter ended March 27, 1997, compared to net earnings of $150 or $0.03 per primary share on total revenues of $23,438 for the same period one year earlier.

     The increase in 1997 first quarter results over 1996 first quarter results can be attributed primarily to the increase in revenues. Total revenues increased $8,407 (35.9%) from $23,438 to $31,845 as retail investor activity remained strong coupled with a solid investment banking performance.

     Investment banking increased $6,482 (533.9%) from $1,214 to $7,696 as a result of underwriting a number of secondary offerings of trust preferred stocks for financial institutions and REITs for mortgage banking companies. These underwritings generated $6,400 in revenue.

     Interest revenue increased $855 (26.8%) primarily as a result of increased secured borrowings by individual investors. Total customer receivables increased $127,816 (91.3%) from $140,058 at March 29, 1996 to $267,874 at March 27, 1997,
due largely to increases in borrowings by certain customers.

     Commissions and principal transactions increased $378 (3.4%) from $11,042 to $11,420 and $478 (10.0%) from $4,788 to $5,266, respectively due to continued strong markets for individual investor activity. Other revenue increased $214 (6.7%) from $3,204 to $3,418 principally due to continued growth of the managed account program.

     Total expenses increased $5,913 (25.5%) from $23,180 to $29,093, primarily as a result of increased compensation and benefits which increased $5,689 (39.2%) from $14,526 to $20,215. The variable component of compensation and benefits increased $5,458 (53.7%) from $10,161 to $15,619 correspondingly to increased revenue production and increased profitability. The fixed portion of compensation and benefits increased $231 (5.3%) from $4,364 to $4,595 due principally to normal year to year salary adjustments.

     Occupancy and equipment rental decreased $378 (20.8%) from $1,821 to $1,443, primarily as a result of a one time credit related to a renegotiation of a long term office space lease which had been previously accrued (see Note C of Notes to Consolidated Financial Statements).

     Interest expense increased $409 (21.1%) from $1,942 to $2,351 as a result of increased borrowings for customer trading activity and increased borrowings by the firm for underwriting activity and increased level of securities owned. Average borrowings for the firm increased


                                      B11

$27,734 (41.0%) from $67,681 for the first quarter of 1996 to $95,415 for the first quarter of 1997.

  Liquidity and Capital Resources

     The Company's assets are highly liquid, consisting mainly of cash or assets readily convertible into cash. These assets are financed primarily by the Company's equity capital, customer credit balances, short-term bank loans, proceeds from securities lending, long-term senior convertible notes, and other payables. Changes in securities market volumes, related customer borrowing demands, underwriting activity, and levels of securities inventory affect the amount of the Company's financing requirements. Because of the nature of the Company's business, the changes in operating assets and liability account balances relative to net income for any particular accounting period can be quite large and somewhat arbitrary and therefore are not very useful indicators of long-term trends in the Company's cash flow from operations.

     In the three months ended March 27, 1997, cash and cash equivalents decreased $1,834 (23.0%) to $6,126 from $7,960 at December 31, 1996. The decrease in cash was substantially a result of cash used by operating activities of $34,727 and offset by cash provided by financing activities of $33,677. The cash used for operating activities was principally attributed to increases in operating receivables and securities inventory owned of $36,813 and $8,551, respectively, and decreases of drafts payable, accounts payable and accrued expenses, and accrued employee compensation of $5,584. The cash used for operating activities was partly offset by cash provided by net income adjusted for noncash charges of $3,104 and an increase in operating payables of $11,380. The cash provided from financing activity primarily consisted of proceeds for the short-term borrowings from banks of $33,975.r

     SN & Co. is subject to requirements of the Securities and Exchange Commission with regard to liquidity and capital requirements (see Note B of the Notes to Consolidated Financial Statements). At March 27, 1997, SN & Co. had net capital of $25,883 which was 9% of its aggregate debit items and $20,311 in excess of the 2% net capital requirement.

     During the first quarter ended March 27, 1997, SN & Co. obtained and repaid a temporary subordinated note in the amount of $8,000. The subordinated note was used to finance underwritings.

     The first installment of the company's convertible debt is due September 1, 1997, in the amount of $2,500. Management believes that funds from operations and available informal short-term credit arrangements of $93,625 at March 27, 1997, will provide sufficient resources to meet the present and anticipated financing needs.


                                      B12

PART II. OTHER INFORMATION


Item 1. Legal Proceedings

     There were no material changes, during the three months ended March 27, 1997, in the legal proceedings previously reported in the Company's Annual Report on Form 10-K for the year ended December 31, 1996. Such information is hereby incorporated by reference.

Item 4.  Submission of Matters to a Vote of Security Holders

     (a) The Annual meeting of Stockholders was held on April  22,
         1997, for the election of four directors, the adoption of the 1997 Incentive Stock Plan, the adoption of the 1998 Employee Stock Purchase Plan and for the appointment of Deloitte & Touche LLP as the Company's independent auditors for the year ending December 31, 1997.

     (b) Proxies for the meeting were solicited pursuant to Regulation 14 under the Act. There was no solicitation in opposition to the Board of Directors' proposals as listed in the Proxy Statement and all of the proposals were passed.


Item 6. Exhibits and Reports on Form 8-K
  (a)        Exhibit No.                                   Sequential
      (Reference to Item 601(b)                               Page
         of Regulation S-K)           Description            Number
      -------------------------       -----------          ----------
                11                   Computation of            16
                                   Earnings Per Share

                27               Financial Data Schedule       17
                              (furnished to the Securities
                               and Exchange Commission for
                               Electronic Data Gathering,
                                 Analysis, and Retrieval
                                  [EDGAR] purposes only)

  (b)  Reports on Form 8-K

       There were no reports on Form 8-K filed during the quarter ended March 27, 1997.




                                      B13

                                  SIGNATURES



Pursuant to the requirement of Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           STIFEL FINANCIAL CORP.
                                                 (Registrant)


Date:  May 8, 1997                         By  /s/  Gregory F. Taylor
                                              ---------------------------
                                               Gregory F. Taylor
                                               (Chief Executive Officer)



Date:  May 8, 1997                         By  /s/  Stephen J. Bushmann
                                              ---------------------------
                                               Stephen J. Bushmann
                                               (Principal Financial and
                                               Accounting Officer)




                                      B14

                   STIFEL FINANCIAL CORP. AND SUBSIDIARIES


                                EXHIBIT INDEX
                                March 27, 1997





 Exhibit                                                      Sequential
  Number                      Description                     Page Number
 -------                      -----------                     -----------
    11             Computation of Earnings Per Share               16

    27                 Financial Data Schedule                     17
              (furnished to the Securities and Exchange
                   Commission for Electronic Data
                 Gathering, Analysis, and Retrieval
                       [EDGAR] purposes only)





                                      B15

                                         EXHIBIT 11
                           STIFEL FINANCIAL CORP. AND SUBSIDIARIES
                              COMPUTATION OF EARNINGS PER SHARE
                          (In Thousands, Except Per Share Amounts)
                                        (UNAUDITED)

                                                 THREE MONTHS ENDED
                                        MARCH 27, 1997        MARCH 29, 1996
                                                  FULLY                 FULLY
                                      PRIMARY    DILUTED    PRIMARY    DILUTED
                                      -------    -------    -------    -------
Net income                            $ 1,647    $ 1,647    $   150    $   150
After-tax interest savings assuming
  conversion of Senior Convertible
  Notes (1)                               - -        129        - -        172
                                      -------    -------    -------    -------
Net income adjusted for after-
  tax interest savings                $ 1,647    $ 1,776    $   150    $   322
                                      =======    =======    =======    =======
Average number of common shares
  outstanding during the period         4,709      4,709      4,669      4,669
Additional shares assuming exercise
  of stock options (2)                    143        143         55         58
Additional Shares assuming conversion
  of Senior Convertible Notes (3)         - -      1,418        - -      1,418
                                      -------    -------    -------    -------
Average number of common shares used
  to calculate earnings per share       4,852      6,270      4,724      6,145
                                      =======    =======    =======    =======
Net earnings per share                $  0.34    $  0.28    $  0.03    $  0.03(4)
                                      =======    =======    =======    =======

(1) Represents the after-tax interest savings resulting from assumed conversion of $10,000,000 aggregate principal 11.25% Senior Convertible Notes.

(2) Represents the number of shares of common stock issuable on the exercise of dilutive employee stock options less the number of shares of common stock which could have been purchased with the proceeds from the exercise of such options and assumed purchases of stock from the Employee Stock Purchase Plan (ESPP). For primary earnings per share computations, these purchases were assumed to have been made at the average market price of the common stock during the period or that part of the period for which the option was outstanding or shares assumed purchased through the ESPP. For fully diluted earnings per share computations, these purchases were assumed to have been made at the greater of the market price of the common stock at the end of the period or average market price of the common stock during the period or that part of the period for which the option was outstanding or shares assumed purchased through the ESPP.

(3) Represents the number of shares of common stock issuable upon conversion of $10,000,000 aggregate principal 11.25% Senior Convertible Notes at a conversion price of $7.0536 per share.

(4) Net fully diluted earnings per share computes to $0.05 for the three months ended March 29, 1996. Since this is anti-dilutive, fully diluted earnings per share is equivalent to primary earnings per share.



                                      B16

             ------------------------------------------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................
Risk Factors...........................
Use of Proceeds........................
Market for the Preferred Securities....
Accounting Treatment...................
Capitalization.........................
Description of the Preferred
  Securities...........................
Description of the Subordinated
  Debentures...........................
Description of the Guarantee...........
Relationship Among the Preferred
  Securities, Subordinated Debentures
  and the Guarantee....................
Certain Federal Income Tax
  Consequences.........................
ERISA Considerations...................
Underwriting...........................
Validity of Securities.................
Experts................................
Incorporation of Certain Documents by
  Reference............................
Available Information..................
Appendix A.............................  A-1
Appendix B.............................  B-1

                            ------------------------

            NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY STIFEL FINANCIAL, STIFEL CAPITAL OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF STIFEL FINANCIAL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

             ======================================================

                         2,500,000 PREFERRED SECURITIES

                                STIFEL FINANCIAL
                                 CAPITAL TRUST

                       % CUMULATIVE TRUST PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $10 PER PREFERRED SECURITY)
                      GUARANTEED, AS DESCRIBED HEREIN, BY

                                     [LOGO]

                             STIFEL FINANCIAL CORP.
                            ------------------------

                                  $25,000,000
                              % SUBORDINATED DEBENTURES
                                       OF
                             STIFEL FINANCIAL CORP.

                            ------------------------
                                   Prospectus
                                 June    , 1997
                            ------------------------

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Company in connection with the sale and distribution of the shares registered hereby:

SEC Registration Fee........................................  $8,713
NASD Filing Fee.............................................   3,375
Printing and Engraving Expenses.............................       *
Accounting Fees and Expenses................................       *
Legal Fees and Expenses.....................................       *
Blue Sky Fees and Expenses..................................       *
Miscellaneous Expenses......................................       *
                                                              ------
     Total..................................................  $    *
                                                              ======

------------
* To be completed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The following is a summary of Section 145 of the General Corporation Law of the State of Delaware (the "DGCL").

     Subject to restrictions contained in the DGCL, a corporation may indemnify any person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, in connection with any criminal action or proceeding, had no reasonable cause to believe that such person's conduct was unlawful. A person who is successful on the merits or otherwise in any suit or matter covered by the indemnification statute, shall be indemnified and indemnification is otherwise authorized upon a determination that the person to be indemnified has met the applicable standard of conduct required. Such determination shall be made by a majority vote of the board of directors who were not parties to such action, suit or proceeding, even though less than a quorum, or if there are no such directors, or if such directors so direct, by special independent counsel in a written opinion, or by the shareholders. Expenses incurred in defense may be paid in advance upon receipt by the corporation of a written undertaking by or on behalf of the recipient to repay such amount if it is ultimately determined that the recipient is not entitled to indemnification under the statute. The indemnification provided by statute is not exclusive of any other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such person. Insurance may be purchased on behalf of any person entitled to indemnification by the corporation against any liability asserted against him or her and incurred in an official capacity regardless of whether the person could be indemnified under the statute. References to the corporation include all constituent corporations absorbed in a consolidation or merger as well as the resulting corporation, and anyone seeking indemnification by virtue of acting in some capacity with a constituent corporation would stand in the same position as if such person had served the resulting or surviving corporation in the same capacity.

     The By-Laws of the Company provide for indemnification of directors and officers of the Company to the maximum extent permitted by the DGCL.

     The directors and officers of the Company are insured under a policy of directors' and officers' liability insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

ITEM 16. EXHIBITS.

     See Exhibit Index.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (e) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (f) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Stifel Financial Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on this 6th day of June, 1997.

                                          STIFEL FINANCIAL CORP.

                                          By: /s/ GEORGE H. WALKER III

                                            ------------------------------------
                                            George H. Walker III
                                            Chairman of the Board

     Pursuant to the requirements of the Securities Act of 1933, the Stifel Financial Capital Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on this 6th day of June, 1997.

                                          STIFEL FINANCIAL CAPITAL TRUST

                                          By: /s/ GEORGE H. WALKER III

                                            ------------------------------------
                                            George H. Walker III
                                            Trustee

                                          By: /s/ GREGORY F. TAYLOR

                                            ------------------------------------
                                            Gregory F. Taylor
                                            Trustee

                                          By: /s/ CHARLES R. HARTMAN

                                            ------------------------------------
                                            Charles R. Hartman
                                            Trustee

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints George H. Walker III, Gregory F. Taylor and Charles R. Hartman and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and all amendments and supplements to any prospectus relating thereto and any other documents and instruments incidental thereto, and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary or advisable to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that each said attorneys-in-fact and agents and/or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                    NAME                                        TITLE                        DATE
                    ----                                        -----                        ----
/s/ GEORGE H. WALKER III                       Chairman of the Board                     June 6, 1997
---------------------------------------------
George H. Walker III

/s/ GREGORY F. TAYLOR                          President and Chief Executive Officer     June 6, 1997
---------------------------------------------  and Director (Principal Executive
Gregory F. Taylor                              Officer)

/s/ STEPHEN J. BUSHMANN                        Vice President, Treasurer and Chief       June 6, 1997
---------------------------------------------  Financial Officer (Principal Financial
Stephen J. Bushmann                            Officer and Principal Accounting
                                               Officer)

/s/ BRUCE A. BEDA                              Director                                  June 6, 1997
---------------------------------------------
Bruce A. Beda

/s/ BELLE A. CORI                              Director                                  June 6, 1997
---------------------------------------------
Belle A. Cori

/s/ CHARLES A. DILL                            Director                                  June 6, 1997
---------------------------------------------
Charles A. Dill

/s/ RICHARD F. FORD                            Director                                  June 6, 1997
---------------------------------------------
Richard F. Ford

/s/ JOHN J. GOEBEL                             Director                                  June 6, 1997
---------------------------------------------
John J. Goebel

/s/ STUART I. GREENBAUM                        Director                                  June 6, 1997
---------------------------------------------
Stuart I. Greenbaum

/s/ ROBERT E. LEFTON                           Director                                  June 6, 1997
---------------------------------------------
Robert E. Lefton

/s/ JAMES M. OATES                             Director                                  June 6, 1997
---------------------------------------------
James M. Oates

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                             DESCRIPTION
-------                             -----------
 *1.1       Underwriting Agreement, dated as of                , 1997,
            by and between the Company and Stifel, Nicolaus & Company,
            Incorporated, as representatives of the several Underwriters
  4.1(a)    Restated Certificate of Incorporation of the Company filed with the Secretary of State of the State of Delaware on June
            1, 1983 (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended
            (Registration File No. 2-84232)
  4.1(b)    Amendment to Restated Certificate of Incorporation of the
            Company filed with the Secretary of State of Delaware on May
            11, 1987 (incorporated herein by reference to Exhibit
            (3)(a)(2) to the Company's Report on Form 10-K for the year ended July 31, 1987)
  4.1(c)    Certificate of Designation, Preferences, and Rights of
            Series A Junior Participating Preferred Stock of the Company
            filed with the Secretary of State of Delaware on July 10,
            1987 (incorporated herein by reference to Exhibit (3)(a)(3)
            to the Company's Report on Form 10-K for the year ended July
            31, 1987)
  4.1(d)    Amendment to Restated Certificate of Incorporation of the
            Company filed with the Secretary of State of Delaware on
            November 28, 1989 (incorporated herein by reference to
            Exhibit (3)(a)(4) to the Company's Report on Form 10-K for
            the year ended July 27, 1990)
  4.2       Amended and Restated Bylaws of the Company (incorporated
            herein by reference to Exhibit 3.1 to the Company's Report on Form 10-K for the fiscal year ended July 30, 1993)
  4.3       Note Agreement dated as of October 15, 1988, between the
            Company and Bankers United Life Assurance Company and
            Pacific Fidelity Life Insurance Company (incorporated herein by reference to Exhibit 4 to the Company's Report on Form
            10-Q for the quarterly period ended April 28, 1989)
  4.4       Form of Indenture dated as of                , 1997 by and
            between the Company and                     relating to the
            Junior Subordinated Debentures
  4.5       Form of Debenture (included as Exhibit A to Exhibit 4.4)
  4.6       Certificate of Trust of Stifel Financial Capital Trust
  4.7       Trust Agreement of Stifel Financial Capital Trust
  4.8       Form of Amended and Restated Trust Agreement
  4.9       Form of Preferred Security Certificate for Stifel Financial
            Capital Trust (included as an exhibit to Exhibit 4.8)
  4.10      Form of Common Security Certificate for Stifel Financial
            Capital Trust (included as an exhibit to Exhibit 4.8)
  4.11      Form of Preferred Securities Guarantee Agreement of the
            Company for Stifel Financial Capital Trust
  4.12      Form of Agreement as to Expenses and Liabilities (included as an exhibit to Exhibit 4.8)
 *5.1       Opinion of Bryan Cave LLP as to legality of the Subordinated
            Debentures and the Guarantee to be issued by the Company
 *5.2       Opinion of Richards, Layton & Finger as to legality of the
            Capital Securities to be issued by Stifel Financial Capital
            Trust
 *8.1       Opinion of Bryan Cave LLP as to certain federal income tax matters
 10.1(a)    Employment Agreement with George H. Walker III dated August
            21, 1987 (incorporated herein by reference to Exhibit 10(c)
            to the Company's Report on Form 10-K for the fiscal year
            ended July 31, 1987)

EXHIBIT
 NUMBER                             DESCRIPTION
-------                             -----------
 10.1(b)    First Amendment to Employment Agreement with George H.
            Walker III (incorporated herein by reference to Exhibit
            10(a)(2) to the Company's Report on Form 10-K for the fiscal year ended July 31, 1992)
 10.2       Form of Indemnification Agreement with directors of the
            Company dated as of June 30, 1987 (incorporated herein by
            reference to Exhibit 10.2 to the Company's Report on Form
            8-K (date of earliest event reported - June 22, 1987) filed
            July 14, 1987)
 10.3       1983 Incentive Stock Option Plan of the Company
            (incorporated herein by reference to Exhibit 4(a) to the
            Company's Registration Statement on Form S-8 (Registration
            File No. 2-94326) filed November 14, 1984)
 10.4       1985 Incentive Stock Option Plan of the Company
            (incorporated herein by reference to Exhibit 28C to the
            Company's Registration Statement on Form S-8 (Registration
            File No. 33-10033) filed November 7, 1986)
 10.5       1987 Non-qualified Stock Option Plan of the Company
            (incorporated herein by reference to Exhibit 10(h) to the
            Company's Report on Form 10-K for the fiscal year ended July
            31, 1987)
 10.6       Amendment to 1983 Incentive Stock Option Plan, 1985
            Incentive Stock Option Plan and 1987 Non-Qualified Stock
            Option Plan (incorporated herein by reference to Exhibit
            10(f) to the Company's Report on Form 10-K for the fiscal
            year ended July 28, 1989)
 10.7(a)    1993 Employee Stock Purchase Plan of the Company
            (incorporated herein by reference to ANNEX A of the
            Company's Definitive Proxy Statement (Registration File No.
            33-16150) filed October 28, 1992)
 10.7(b)    First Amendment to the 1993 Employee Stock Plan of the
            Company (incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-8
            (Registration File No. 33-53097) filed April 11, 1994)
 10.8       Employment and Non-Competition Agreement with Gregory F.
            Taylor dated July 26, 1993 (incorporated herein by reference to Exhibit 10(m) to the Company's Report on Form 10-K for
            fiscal year ended July 30, 1993)
 10.9       Dividend Reinvestment and Stock Purchase Plan of the Company
            (incorporated herein by reference to the Company's
            Registration Statement on Form S-3 (Registration File No.
            33-53699) filed May 18, 1994)
 10.10      1997 Incentive Stock Plan of the Company (incorporated
            herein by reference to Appendix A of the Company's
            Definitive Proxy Statement filed March 21, 1997)
 10.11      1998 Employee Stock Purchase Plan of the Company
            (incorporated herein by reference to Appendix B of the
            Company's Definitive Proxy Statement filed March 21, 1997)
*12.1       Computation of ratio of earnings to fixed charges (excluding interest on deposits)
*12.2       Computation of ratio of earnings to fixed charges (including interest on deposits)
 13.1       Annual Report on Form 10-K of the Company for the fiscal
            year ended December 31, 1996 (included herein as Appendix A)
 13.2       Quarterly Report on Form 10-Q of the Company for the fiscal quarter ended March 31, 1997 (included herein as Appendix B)
 23.1       Consent of Deloitte & Touche LLP
 23.2       Consent of Coopers & Lybrand LLP
*23.3       Consent of Bryan Cave LLP (included in Exhibit 5.1)
*23.4       Consent of Richards, Layton & Finger (included in Exhibit
            5.2)
 24.1       Power of Attorney of certain officers and directors of the
            Company (located on the signature page hereto)

EXHIBIT
 NUMBER                             DESCRIPTION
-------                             -----------
*25.1       Form T-1 Statement of Eligibility of to act as trustee under the Indenture
*25.2       Form T-1 Statement of Eligibility of to act as trustee under the Declaration of
            Trust of Stifel Financial Capital Trust
*25.3       Form T-1 Statement of Eligibility of under the Guarantee for the benefit of the holders of Capital Securities of Stifel Financial Capital Trust

------------
* To be filed by amendment.